Corficolombiana
Nit 890.300.653-6

RECEIVED
2009 MAY 18 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 823437


09046173

Cali, May 08, 2009

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of the **Minute No. 069** of the General Assembly Meeting of Common Shareholders, to be held on March 03, 2009.

2. Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident

Dlw 5/18

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 24 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Cali, May 08, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of the **Minute No. 069** of the General Assembly Meeting of Common Shareholders, to be held on March 03, 2009.

2. Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RIDER 1

Spanish and English version of the **Minute No. 069** of the General Assembly Meeting of Common Shareholders, to be held on March 03, 2009.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 24 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

ACTA No. 069

In the city of Bogotá D.C., on the 3rd of March, 2009, at 2:00 p.m., at Calle 72 No. 7-64 PH, Club de Banqueros (Bankers Club) a General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders of Corporación Financiera Colombiana S.A. took place with previous notice of the meeting made by the President of the company on January 30, 2009, as provided in the by-laws:

Common Shares

SHAREHOLDER	# OF SHARES	PROXY
GUTIERREZ ARIAS EDUARDO	31.061	
SOTO ESTRADA MANFREDO	123.360	
RODRIGUEZ MESSIER JOSE RICARDO	208.510	
ESPEJO SAAVEDRA CUERRVO ENRIQUE	33	
MORENO BARBOSA JAIME	52.012	
MONTOYA MESTIZO JOHN ALEXANDER	2	
RODRIGUEZ TORRADO MANUEL ALEJANDRO	518.135	
FONDO SURAMERICANA DE INVERSIONES	100.000	María Adelaida Tamayo Jaramillo – Representante Legal
FONDO DE CESANTIAS SANTANDER	413.732	Ana María Lizarazo S. - Apoderada
FONDO DE CESANTIAS PORVENIR	1.676.419	María Clara Uribe Zárate – Apoderada
FONDO DE CESANTIAS PROTECCION	454.909	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES Y CESANTIAS SKANDIA	52.703	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	326.573	Sandra Gómez Arias – Representante Legal
FONDO MUTUO DE INVERSION FUTURO	67.206	Zoraida Bibiana Campo Sánchez – Apoderada
FONDO DE CESANTIAS COLFONDOS	325.001	Rafael España Amador – Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.150.635	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES SANTANDER	3.338.571	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	2.897.219	Rafael España Amador – Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	11.881	Ana Maria Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	11.429.189	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES HORIZONTE	4.269.131	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES VOLUNTARIAS HORIZONTE	15.543	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	1.262.555	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES VOLUNTARIAS MULTIFUND SKANDIA	2.370	Sandra Liliana Beltrán Sánchez – Apoderada
FIDEICOMISO P.A. HERMANIT. DE LOS POBRES	287	Jaime Aquiles Torres Yepes - Apoderado
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	24.078	Rafael España Amador – Apoderado
FONDO ALTERNATIVO DE PENSIONES SKANDIA	13.286	Sandra Liliana Beltrán Sánchez – Apoderada
BANCO DE BOGOTA	62.723.071	Mario Alberto González Castro – Apoderado

COMPAÑÍA DE SEGUROS BOLIVAR S.A.	248.026	Ana María Roa Sarmiento - apoderada
BANCO POPULAR	9.222.508	Jesús Alfonso Santacruz Guzmán – Apoderado
CORPORACION BCO BTA PARA EL FOMENTO DE LA EDUCACION	137.390	Mario Alberto González Castro – Apoderado
BANCO DE OCCIDENTE	22.392.293	Wilson Henry Abril Niño – Apoderado
ACTIVE SMALL CAP EMERGING MARKEST SECURITES LENDIN	15.305	Ivonn Carolina Murcia Carrero – Apoderada
INTERBOLSA S.A. COMISIONISTA DE BOLSA	1	José Fernando Restrepo Jaramillo - Apoderado
CARTERA COLECTIVA ABIERTA SEGURIDAD BOLIVAR	359.704	Ana María Roa Sarmiento - apoderada
Total Shares	**125.862.699**	

Non-Voting Preferred Dividend Shares

SHAREHOLDER	# OF SHARES	PROXY
DIAZ RONDON VICTOR HUGO	753	
SOTO ESTRADA MANFREDO	6.910	
RODRIGUEZ MESSIER JOSE RICARDO	4.945	
ESPEJO SAAVEDRA CUERVO ENRIQUE	33	
RODRIGUEZ TORRADO MANUEL ALEJANDRO	8.060	
FONDO DE CESANTIAS SANTANDER	94.372	Ana María Lizarazo S. – Apoderada
FONDO DE CESANTIAS PORVENIR	264.375	María Clara Uribe Zárate – Apoderada
FONDO DE CESANTIAS PROTECCION	145.247	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE CESANTIAS HORIZONTE	15.858	Sandra Gómez Arias – Representante Legal
FONDO MUTUO DE INVERSION FUTURO	153	Zoraida Bibiana Campo Sánchez – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.787.930	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES SANTANDER	351.716	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	1.150.922	Rafael España Amador – Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	486	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	138.856	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES HORIZONTE	512.167	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	386	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	752.276	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	2.034	Rafael España Amador – Apoderado
COMPAÑÍA DE SEGUROS BOLIVAR S.A.	83.895	Ana María Roa Sarmiento - apoderada
CARTERA COLECTIVA ABIERTA SEGURIDAD BOLIVAR	28.908	Ana María Roa Sarmiento - apoderada
Total Shares	**5.350.282**	

The notice of the meeting was made through announcements published on January 30, 2009 on La Republica newspaper, issue No. 18.261 and El Pais newspaper, issue 21.146.

The text of the notice of the meeting is the following:

**THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:**

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders, to be held on March 3, 2009, at 12 M. at Calle 72 No. 7-64, piso P.H., Club de Banqueros, in the city of Bogota, D.C., to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the General Assembly Meeting of Common Stockholders to be held on March 3, 2009 at 2:00 p.m. at Calle 72 No. 7-64,piso P.H., Club de Banqueros, in the city of Bogota, D.C.,

The order of the day is the following:

1. Reading of the Order of the Day
2. Quorum verification and approval.
3. Appointment of a commission to approve the minute of the Assembly Meeting.
4. CFC`s Board of Directors and President`s report on the July-December 2008 period.
5. Individual and consolidated financial statements as of December 31, 2008.
6. Statutory Auditor`s report.
7. Approval of the management reports and financial statements.
8. Profit distribution project
9. Amendment to article 6 of the by-laws – Authorized capital increase.
10. Report of the Board of Directors on the Audit Committee`s performance.
11. Election of the Board of Directors and determination of fees.
12. Election of the Statutory Auditor and determination of fees and resources for its operation.
13. Appointment of the Customer Defense Counsel and appropriations for his performance.
14. Report on donations
15. Proposals and miscellaneous

The documents required by the law shall be available to the shareholders at the CFC´s Secretary´s Office (at Carrera 13 No. 26-45 Piso 8 in the city of Bogota), within fifteen days previous to the assembly meeting.

Any shareholder who may not personally attend the Assembly Meetings is kindly requested to appoint proxies to represent him through a written communication sent to the Corporation's President, indicating the principal and agent's name, the name of the individual who may substitute the agent as the case may be, the date of the Assembly meeting for which the power is granted, and the types of shares represented. It has been agreed that except in the case of legal representation, CFC's managers and employees may not represent any shares other than their own nor, substitute the powers they have been conferred.

JOSE ELIAS MELO ACOSTA
President

The notice of the General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders was disclosed to the market as relevant information on January 30, 2009. Also, the announcement of such meeting was also sent to Superintendencia Financiera de Colombia with a communication filed under No. 2009007600-000-000.

The meeting was presided over by Mr. Jose Elias Melo Acosta, President of Corporacion Financiera Colombiana and Mrs. Maria Esperanza Mojica Rodriguez acted as Secretary, pursuant to provisions of article 29 of the by-laws.

The meeting was attended by Mr. Ricardo Rubio Rueda, partner of Deloitte & Touche Ltda., the company that performs as Statutory Auditor, and Mr. Alfonso Rodriguez Azuero, CFC´s Executive Vicepresident.

The Secretary of the Assembly Meeting reported the following:

(i). All the documents required by the law were available to the shareholders at CFC´s headquarters, within the legal term.

(ii) Pursuant to the management´s exact directions, Resolution 116 of February 2002 by the Financial Superintendency has been met, related to the transparency, independence and equity to be observed by CFC´S legal representatives and officials, in relation to the notice and development of the Shareholders´ General Assembly Meeting.

Next, the President continued with the development of the meeting as follows:

1. QUORUM VERIFICATION

The Secretary reported that 125.862.699 common shares were present out of the 159,420,858 subscribed and paid in shares of Corporacion Financiera Colombiana in this type of shares, and 5,350,282 Non-Voting Preferred Dividend shares were present

out of the 10,741,134 subscribed and paid in shares held by CFC in this kind of shares, making a total of 131,212,981 of all the subscribed and paid in shares, accounting for 77.11%:

From the above, there was sufficient Quorum to deliberate and make decisions.

2. READING AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day, that was unanimously approved by the shareholders:

1. Reading of the Order of the Day
2. Quorum verification and approval.
3. Appointment of a commission to approve the minute of the Assembly Meeting.
4. CFC`s Board of Directors and President`s report on the July-December 2008 period.
5. Individual and consolidated financial statements as of December 31, 2008.
6. Statutory Auditor`s report.
7. Approval of the management reports and financial statements.
8. Profit distribution project
9. Amendment to article 6 of the by-laws – Authorized capital increase.
10. Report of the Board of Directors on the Audit Committee`s performance.
11. Election of the Board of Directors and determination of fees.
12. Election of the Statutory Auditor and determination of fees and resources for its operation.
13. Appointment of the Customer Defense Counsel and appropriations for his performance.
14. Report on donations
15. Proposals and miscellaneous

3. APPOINTMENT OF A COMMISSION TO APPROVE THE MINUTE

The shareholders unanimously appointed Mr. Mario Alberto Gonzalez Castro and Mr. Wilson Henry Abril Niño to approve the minute of the meeting.

4. REPORTS FROM THE BOARD OF DIRECTORS AND THE PRESIDENT OF CORPORACION FINANCIERA COLOMBIANA ON THE JULY-DECEMBER 2008 PERIOD

Mr. Jose Elias Melo Acosta submitted both the report from the Board of Directors and the report from the President on the July-December 2008 period..

After showing CFC´s financial results, the President highlighted the soundness of the balance and its high and sustained profitability, that has allowed CFC to receive a AAA rating from Duff and Phelps Colombia and BRS Investor Services. With respect to the dividend distribution, he pointed out that it has been stable, showing a positive trend, without affecting the investment and growth possibilities. All this has been possible with a diversified and low risk portfolio. After mentioning the main investments and their good perspectives, he added that in the future, this portfolio will continue providing value to the shareholders, through higher dividends and realization of their investment value.

The complete text of the management report reads as follows:

MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2008. This report contains a brief description of the main economic events occurred during the activities of the Corporation, and also an analysis of results obtained.

ECONOMIC ACTIVITY 2008

In 2008 Colombian economy entered a de-acceleration period originated by the global financial crisis that began by mid 2007 in the United States and became worse in this period. According with figures by DANE, economic growth in the third quarter of 2008 was 3.12% per annum, vs. 6.15% in the same quarter of the former year.

GIP by economic activity branches (actual annual variation %)

Branch	2007-3	accumulated 2007-3	2008-3	accumulated 2008-3
Agriculture and cattle	1.80	3.45	1.22	3.13
Mines and quarries	0.93	1.94	10.05	7.65
Industry	7.24	10.10	-2.35	0.30
Electricity	3.08	3.77	1.37	1.28
Construction	-3.54	9.61	16.83	7.48
Trade/Commerce	8.28	9.18	-0.03	1.70
Transport	11.00	10.43	3.42	5.83
Financial Institutions	7.68	7.19	6.45	6.29
Social Services	5.84	4.63	2.57	3.09
GIP	6.18	7.43	3.12	3.80

Source: DANE – CFC Estimates

Third quarter 2008 results (2008-3) show that economic activity branches that most importantly contributed to growth were Construction, Mines and Quarries and Financial Institutions with growths of 16.83%, 10.05% and 6.45% respectively. Although Construction was the sector with greater growth in the third quarter, it has shown de-acceleration along 2008. During the first two quarters growth was 1.24% and 4.99% respectively. Additionally, a growth comparison of accumulated growth as of the third quarter between 2007 and 2008 confirms that Construction presents a de-acceleration, with accumulated growth as of 2007-3 of 9.61% and 7.48% in 2008-3.

Dynamic growth of Mines and Quarries in 2008-3 captures the effect of an increase in basic product prices (i.e. oil, coal and gold) that in July 2008 reached historic maximums. Considering the price drop of raw materials during the second semester of 2008 it is expected that the mines and quarries sector presents a de-acceleration in the last quarter of the year.

Sectors with lower dynamism with respect to results recorded a year before were transport, trade and industry. Transport grew 3.42% vs. 11% in the third quarter of 2007 (2007-3) whilst real activity of Trade and Industry shrank 0.03% and 2.35% respectively. These results reflect that consumption in Colombian houses is also undergoing a de-acceleration process.

According with the results of Muestra de Comercio Minorista (Retailer Trade Model) published by DANE, for October 2008 total retailer trade excluding fuels, decreased 0.14%, and total retailer excluding fuels and vehicles grew 0.81%, vs. a 3.94% and 3.41% growth respectively in the same month of 2007. In

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last October, actual vehicles and motorcycles sales drop 4.83%. Trend calculations show that actual trade sales have been de-accelerating since February 2008.

Retail Trade Real Sales – annual % growth


18%
13%
8%
3%
-2%
-7%
Jan-00
Jun-00
Nov-
Apr-
Sep-
Feb-
Jul-02
Dec-
May-
Oct-03
Mar-
Aug-
Jan-05
Jun-05
Nov-
Apr-
Sep-
Feb-
Jul-07
Dec-
May-
Oct-08
Total retail sales - excluding fuel
Total retail sales - excluding fuel and vehicles

Source: DANE – MMCM

Also, according with Muestra Mensual Manufacturera (Manufacture Monthly Model) published by DANE for November 2008, real production dropped 13.32%, making worse contraction of former months. In September drop in production was of 3.47%, whilst in October a negative growth of 7.44% was recorded. Between January and November actual production reduced in 3% and also actual sales. Trend calculations show that the most recent business cycle of industrial production is now in a contraction stage.

Present Industrial production index – Mobile average 12 months


145
135
125
115
105
95
85
Dec-97
May-98
Oct-98
Mar-99
Aug-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08

Source: DANE - MMM

According with the results of Muestra Manufacturera (Manufacture Model), 12 of the 47 industrial classes presented positive variations. Those that contributed mostly to growth were paper, cardboard and its products (0.288%), meat and fish production, transformation and conservation (0.209%), editing activities (0.18%), printing activities (0.101%) and non refractory ceramic products for non structural use (0.065%). Now, within industrial production classes that less contributed to growth are automotive vehicles and their engines (-2.745%), mill products and starches (-1.589%), wearing apparels and handworks (-1.287%).

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Manufacture Monthly Model – November 2008

	Industrial Classes	Contribution to annual variation Actual production
▲	Paper, cardboard and its products	0.288%
	Meat and fish production, transformation and conservation	0.209%
	Editing activities	0.180%
	Printing activities	0.101%
	Non refractory ceramic products, for non structural use	0.065%
▼	Automotive vehicles and their engines	-2.745%
	Mill products and starches	-1.589%
	Wearing apparel and handworks	-1.287%
	Basic chemical substances, synthetic and artificial fibres	-1.215%
	Drinks	-0.934%

On the other hand, economic growth of the main demand components show that in 2008-3 capital gross formation presents the higher growth rhythm (12.01%). In each of the first quarters a 9.11% and 9.26% growth had been recorded. Final consumption grew 2.02%, vs. 6.92% during the same quarter of the former year. Notwithstanding economic de-acceleration, house consumption continues to grow over government consumption. In 2008-3 house consumption grew 2.04% and government consumption 1.95%, whilst in 2007-3 growth was of 6.99% and 6.67% respectively.

In terms of contribution to growth of the GIP, in 2008-3 capital gross formation presented the higher contribution. Since 2007-4 final consumption contribution has lost participation, whilst net exportations (exportations less importations) have been contributing to a slower total growth of economy.

Contribution to the GIP growth: 2007-1 – 2008-3


Net exports
Gross domestic investment
Final consumption
GDP
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
-5%
5.7%
7.0%
-4.9%
4.0%
5.4%
-1.7%
1.7%
5.8%
-1.4%
3.2%
5.0%
-0.3%
2.5%
3.1%
-1.0%
2.6%
1.9%
-0.6%
3.4%
1.7%
-1.9%
2007-1
2007-2
2007-3
2007-4
2008-1
2008-2
2008-3

Source: DANE

In the trade issue, according with figures available for the third quarter of 2008, importations showed an annual growth of 6.97% whilst exportations grew 1.41%. With respect to external sector results available as of October 2008, Colombia records a trade surplus of 1.192,4 million Dollars (January-October period). This surplus responds to accumulated growth, (January and October period) in oil and derivatives

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exportations of (97%). According with DANE data, in October 2008 total exportations grew 20.7% per annum, whilst importations grew 16.9%. Nevertheless, for the remaining months of 2008 exportations shall not record so good behaviour, due to a drop in international oil prices plus a reduction in global demand that shall produce a drop in the growth of exportations value along 2009.

Balance of Trade


3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
million dollars
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008 (oct)

Source: DANE

Inflation closed the year above the Banco de la República (Central Bank) target. Presence of inflationary pressures due to an excess of demand that appeared from the first semester of 2006, became worse in the first semester of 2008 due to the increase in the international price of raw materials. Notwithstanding an effort by Banco de la República, inflationary pressures originated in food and fuel prices could not be held. Thus, total inflation in 2008 was 7.67% and inflation excluding food was 5.11%. Notwithstanding a drop in international oil prices from September last year, the effect was not transmitted to the price of basic goods. Additionally, decrease in raw material prices was compensated by an increase in the rate of exchange. A long winter also restricted the offer of tubers and vegetables meanwhile the price of transport increased due to landslides in the main roads of the country.

Consumer Price Index – total and without food


11%
10%
9%
8%
7%
6%
5%
4%
3%
Annual % change
Headline
7.67%
5.11%
Excluding
Foods
Feb-00
Jul-00
Dic-00
May-01
Oct-01
Mar-02
Ago-02
Ene-03
Jun-03
Nov-03
Abr-04
Sep-04
Feb-05
Jul-05
Dic-05
May-06
Oct-06
Mar-07
Ago-07
Ene-08
Jun-08
Nov-08

Source: DANE

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By groups, the price of negotiable goods increased 2.27% per annum, higher than the inflation of negotiable goods recorded in 2007 (2.28%) On the other hand, inflation of non negotiable goods amounted 5.25%, also higher than inflation observed in 2007 (5.19%).

Notwithstanding, Banco de la República changed its position of a contractive monetary policy due to the reduction in inflation expectations: it cut off the intervention interest rate in 50 pbs (basic points) in its last meeting after having made an accumulated increase of 400 pbs (basic points) since May 2006. As of January 20, the interest rate is 9.50%.

In 2009 inflationary pressures due to an excess demand shall continue dissipating as long as economy continues in the way of de-acceleration. According with an expectation poll of the Central Bank, the market expects that annual inflation in 2009 shall be 5.28%; it is also expected then, that the Central Bank continues with its expansive monetary policy position.

During the elapsed months of 2008 the DTF (rate for fixed term deposit certificates) increased 132 basic points, reaching 10.33%, nevertheless this increase does not correspond totally to the intervention rate movement. In the period between May 2006 and December 2008 the average difference between the DTF (rate for fixed term deposit certificates) and the intervention interest rate was of –44 basic points, vs. a historic average of 70 basic points since January 2000.

Nominal Interest rates


DTF - 90 day deposits
Central Bank reference rate
15%
13%
11%
9%
7%
5%
ene-00
may-00
sep-00
ene-01
may-01
sep-01
ene-02
may-02
sep-02
ene-03
may-03
sep-03
ene-04
may-04
sep-04
ene-05
may-05
sep-05
ene-06
may-06
sep-06
ene-07
may-07
sep-07
ene-08
may-08
sep-08
ene-09

Source: Banco de la República

Low reaction of interest rates (i.e. the DTF) (DTF is Credit Institutions Average Capture Rate at 90 days) to intervention interest rate movements seems to be explained by a partial rupture of the transmission channel of the monetary policy in Colombia. Some studies affirm that as a consequence of the greater proportion of investments in fixed rate securities, credit institutions presented as of the middle of this decade increases in the intervention interest rate and greater inflationary pressures were not reflected on active interest rates. The negative context of interest rates gave reason to the financial institutions to liquidate their investments in fixed rate securities instead of making pressure for an increase in interest rates to give a solution to their need for resources. This behaviour in the balance of financial institutions finally made a pressure for an increase in negotiation rates for public debt securities, and prevented the generation of strong pressures for an increase in passive interest rates.

Portfolio growth presented de-acceleration during 2008, mainly due to the greater deterioration of the portfolio quality in some segments and uncertainty with respect to the international crisis.

According with available figures as of November 2008, the balance of total portfolio of the Financial Sector grew 18.4% per annum vs. 26.5% per annum as of November 2007. Consumption portfolio is the

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one that shows the greater de-acceleration: it grew 13.4% per annum in November, vs. 34.9% in the former year. Microcredit on the contrary shows a dynamic behaviour: it grew 42.3% per annum in November 2008 whilst a year before it had grown 18.1%, an amount affected by changes in classification criteria.

Financial Sector Portfolio Balance – Million Pesos

Type of portfolio	Nov-07		Nov-08	
	Item	(%) per annum	Item	(%) per annum
Total	107,111,334	26.5%	126,835,576	18.4%
Commercial	67,000,439	24.7%	82,019,008	22.4%
Consumption	33,948,524	34.9%	38,502,377	13.4%
Micro-credit	1,953,688	18.1%	2,780,907	42.3%
Housing	8,889,791	15.9%	9,944,110	11.9%

Source: Superintendence of Finance

With respect to the labour market, since the crisis of the end of the decade of the 90s to the present time, at national level, reached the minimum of 9,4% in November 2007. Since then, until the last figure published by DANE, unemployment in Colombia has increased. This rate is the ratio between the unoccupied population and the population economically active (PEA), or people in capacity to work who are working or actively searching for employment in case they are not working. Therefore, unemployment level may increase with an increase in the number of unoccupied workers or a decrease in the economically active population.

According with the last result, in November 2008 unemployment rate is of 10.80%. This result, 140 basic points higher than that recorded one year before is due to an increase of 12.62% in the unoccupied population and a decrease of 1.92% in the economically active population PEA. This means that in one year 235 thousand people lost their jobs.

Total National Unemployment Rate


annual % change in labor force (right axis)
annual % change unemployed population (right axis)
unemployment rate (left axis)
16%
15%
14%
13%
12%
11%
10%
9%
8%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08

Source: DANE – ECH

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Local Markets

In 2008, behaviour of local markets presented high sensibility to the behaviour of worldwide financial markets. The extension of the international financial crisis and recession of the main developed economies generated uncertainty and volatility. As a consequence, stock and exchange markets reflected the change in risk inclination of investors for assets of emergent economies, and presented significant negative variations. Nevertheless, this behaviour was less severe than in markets more exposed to capital movements, due to restrictive measures imposed by the Board of Directors of the Central Bank many months before. The fixed rate market on the other hand presented a positive variation along the year. Corporate debt valorised 16% vs. 6.9% in 2007 (IDC Corficolombiana), and public debt (IDP Corficolombiana) valorised 14.2%, (in 2007 1.1%). The variable income market was the most affected by the international financial crisis. In 2008 the IGBC (Colombian Stock Market General Index) presented a de-valorisation of 29.3%, higher than the 2007 drop (-4.2%).

Behaviour of Local Markets – Jan 2006 =100


Stock Market - IGBC
Exchange Rate - TRM
Corp. Bond Index
Public Debt Index

Source: BVC (Colombian Stock Exchange), Superintendence of Finance and Corficolombiana

The Colombian Peso continued, until the end of the third quarter of 2008 with the re-valuation process initiated since June 2006. Afterwards, the exit of portfolio capitals led the Peso to a devaluation process. The exchange rate closed the year in 2243.59 Pesos, with a devaluation of 11.4%. High volatility characterised the behaviour of the rate of exchange during the year. An average of 30 Pesos in daily volatility was recorded.

Daily volatility of the Dollar quotation



Source: Corficolombiana Estimates based on Bloomberg data

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Financial Sector

Growth figures available as of 2008-3 show that notwithstanding the international financial crisis, the financial system shows a positive behaviour although portfolio indicators display deterioration signals. In the third quarter of 2008 financial institutions grew 6.45% per annum vs. 7.68% in the former year.

Results reported by the Superintendence of Finance as of the closing of November 2008 are the evidence that 2008 was a good year for the financial system: profits in the fiscal year grew 21.69% actual per annum, while actual growth reported in November 2007 was 10.94% per annum. In nominal terms November 2008 profits amounted 884 thousand million Pesos, higher vs. profits of November 2007. System profitability indicators have not presented significant changes, in November the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.33% and 19.68%, respectively, meanwhile in the same month of 2007 each were of 2.36% and 20.12%.

In 2009 the evolution of the portfolio quality shall represent a risk for the financial system. In the last year the portfolio quality indicator went from 3.43% to 4.42%. Portfolio coverage has also decreased, between November 2007 and 2008 it dropped from 119.69% to 107.5%. A reduction in house/family available income due to a decrease in economic activity shall result in an additional deterioration of those indicators in 2009.

Non-performing Loan Index and Loan Loss Provision Index


loan loss provision index (left axis)
non-performing loan index (right axis)
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Apr-95
Jan-96
Oct-96
Jul-97
Apr-98
Jan-99
Oct-99
Jul-00
Apr-01
Jan-02
Oct-02
Jul-03
Apr-04
Jan-05
Oct-05
Jul-06
Apr-07
Jan-08
Oct-08

Note: Non-performing loan index = non-performing loans / loan portfolio - Loan loss provision index = loan loss provision / non-performing loans

Source: Superintendence of Finance (Total financial system excluding IOE excluding co-operative societies)

With respect to asset composition, during the second semester of 2008 portfolio participation was constant. Investment participation dropped along the year, in November 2007 represented 18.3% of assets, whilst in November 2008, 16.6%. In 2009 this participation shall increase again as long as public debt security rates continue to decrease and financial institutions increase their position in said securities. A reduction in portfolio participation is also anticipated due to the decrease in loan placement especially consumption loans.

Participation of financial institutions assets


100%
80%
60%
40%
20%
0%
Other assets
Credit Portfolio
Investment
Dec-00
Apr-01
Aug-
Dec-01
Apr-02
Aug-
Dec-02
Apr-03
Aug-
Dec-03
Apr-04
Aug-
Dec-04
Apr-05
Aug-
Dec-05
Apr-06
Aug-
Dec-06
Apr-07
Aug-
Dec-07
Apr-08
Aug-

Source: Superintendence of Finance

2009 Outlook

Economic growth of Colombia in 2009 shall be characterised by a decrease in internal demand and a reduction in foreign trade flow. Taking into account results as of the third quarter of 2008 an actual annual growth of 3.9% in 2008 and 3.4% in 2009 is estimated in Corficolombiana. De-acceleration in consumption that in 2008 occurred due to an increase in interest rates and a decrease in loans, shall be worse in 2009 as a consequence of a deterioration of the labour market. For 2009 we estimate an annual growth in family/house consumption of 2.1%.

Growth of exportations shall be affected by a drop in the price of raw materials and exportations to the United States and Venezuela. Foreign trade results as of October 2008 show deterioration in trade for Venezuela but not to the United States. The value of exportations to Venezuela increased 12.5% per annum vs. 80% in October 2007. Exportations in tons also increased 5.5% per annum in October 2008 vs. a growth of 33.6% in October 2007. On the other hand, exportations to the United States increased 9.5%. Growth was 1.1% the former year. Exportations in tons also behaved better in October 2008, grew 31.9% vs. 0% of the former year. Although a decrease in the growth of exportations in 2009, the reduction in the level of importations (due to a lower internal demand) shall result in net exportations deducting less points to the GIP growth.

GDP - Demand Forecast


Total Exports
3.9%
9.9%
11.9%
Gross Domestic Investment
3.4%
8.5%
20.6%
Final Consumption
2.4%
2.7%
6.5%
Total Imports
0.9%
8.3%
19.0%
GDP
3.4%
3.9%
7.7%
2007
2008
2009
0%
5%
10%
15%
20%
25%

Source: Corficolombiana estimates

With respect to offer, according with our estimations it is expected that sectors as financial institutions, agriculture, mine exploitation and transport shall present the highest growth rates in 2009. Sectors with less growth shall be industry, energy and construction.

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GDP - Supply Forecast
Social Services
Financial Institutions
Transportation
Trade
Construction
Electricity
Industry
Mining
Agriculture
3.4%
3.7%
6.2%
6.6%
5.4%
5.8%
2.6%
2.9%
-0.5%
0.0%
1.8%
2.2%
2.0%
2.4%
4.8%
5.1%
3.9%
4.3%
2009
2008
-2%
0%
2%
4%
6%
8%

Source: Corficolombiana estimates

MAIN FIGURES OF THE CORPORATION

General Balance

As of the closing of 2008 the Corporation recorded total assets of $3.430.914 million, 0.91% higher to the closing of the former year. Total investments is the most important item in assets: it recorded a balance of $2.706.713 million and represent 79% of total assets.

Total liabilities as of December 2008 were $1.477.814 million with CDTs (term deposit certificates) and savings accounts being the most important recording the sum of $1.007.758 million, and inter-banking and repo operations with a balance of $350.644 million.

The Corporation's equity as of December 2008 amounted $1.953.101 million, higher in 8.92% to the value recorded as of the closing of 2007. With this equity level Corficolombiana occupies the fourth place within the total financial system after Bancolombia, Banco de Bogotá and Davivienda Banks' equities.

Solvency ratio as of the closing of the second semester of 2008 was 51.89%.

Loss and Profit

The Corporation recorded as of the closing of 2008 net profits for $224.778 million of which $127.466 million were recorded in the second semester and $97.312 million correspond to the first semester. The most important item within the state of results of the Corporation is that of dividends received from companies on which it has participation; also important was the activity of the Treasury that generated important income for the Corporation; it is important to mention that the participation of extraordinary income (coming from BRP and asset normalisation) within Loss and Profit is each time less, reflecting stability of operational income and strengthening of business units of the Corporation.

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399
Jun-08	97,312
Dec-08	127,466

Amounts in millions pesos

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In the July-December 2008 period, the net operational result recorded a value of $118.459 million, and in the year this value amounted $180.285 million.

DATE	NET OPERATIONAL RESULT
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429
Jun-08	61,826
Dec-08	118,459

Amounts in millions pesos

First of all these results reflect a healthy investment portfolio, diversified and stable in yield generation. In fact, the Corporation received for the capital investment business during the second semester, dividends of $112.725 million, that added to $93.593 million received in the first semester represent total dividends of $206.318 million for the year. This is a value more than 50% higher to dividends received in 2007. Additionally the stock sale profit item recorded a yearly income of $23.373 million, where the Lloreda S.A. participation sale operation is reflected.

On the other hand, Corporation businesses as intermediation institution show an excellent recovery and value generation to institutional final results. In effect, the treasury business that includes portfolio valuation, trading and foreign exchange market, generated in the second semester of 2008 total gross income for $81.087 million, higher than the amount of $62.493 million recorded in the first semester resulting in a year with gross income of $143.580 million, a value more than 50% higher to the result generated by the Treasury business in 2007.

Investment bank business participated in the net operational result of the second semester with income of $1.767 million, plus first semester commissions of $2.292 million, for a total year income of $4.059 million.

Private bank business generated commissions for $4.253 million in 2008 of which $2.734 million on the first semester and $1.520 million in the second.

In the Assets and Liabilities transference made in 2006, the Corporation acquired the rights on an Autonomous Equity composed of E rated portfolio and a specific client in D. According with the agreement, recoveries or income received in excess of the equity nominal value, discounted from the funding fund and the administration of said equity shall be for Corficolombiana, an item that represented for the Corporation in 2008, an income of $25.330 million, of which $15.700 million correspond to the sale of some promissory notes and the remaining $9.630 million to normal agreement payments.

COMMERCIAL ACTIVITY

Marketing

Electronic Channels

Use by our clients of the mobile Internet channel through the Mobile Monitor webpage is now firm. More than 900 different users per month visit this channel that provides real time information on financial, foreign exchange and stock markets. The Internet 2.0 webpage of the Corporation and Financial Subsidiaries also undergoes at present final tests, and with this service we shall provide our clients and users better information access and a better source of financial analysis resources through graphic and interactive tools.

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With respect to the transactional channel, the service module for access passwords and payment control was developed in order to offer better security for our customers. We also made progress in the development of the PSE service that makes easier payment of client's obligations of our subsidiary Leasing Corficolombiana through the ACH channel.

By the end of 2008, we began the technologic updating project for the electronic transactions channel together with ATH, with the purpose of structuring a new service that enables us to provide better security, speed and new options to our customers. This project has a first definition and scope phase that will be ready by March. By the end of the year we expect to conclude its development, implementation and beginning operation.

Products

During the second semester of 2008 together with Fiduciaria Corficolombiana we developed three joint portfolios in order to extend value offer to the market in each of the segments and optimise business profitability. We also followed-up Liquidity Management, Hydrocarbon Fund, FICH II and APT products. For the first semester of 2009 a commercial follow-up model shall begin operating to focus and dynamise sales force work of this subsidiary.

For our subsidiary Leasing Corficolombiana, we launched the Leasing Inmobiliario (Real Estate Leasing) and continued developing Leasing de Obra and Leasing Operativo (Tecnoleasing). According with the strategy, these two products shall be implemented during the first quarter of 2009. We are also working in a value offer model for the market according with the business model.

Relational Marketing

Durante el segundo semestre se entregó en producción y se capacitó a la fuerzas comerciales de la corporación y de las filiales financieras en el uso del aplicativo de Gestión y Seguimiento de Visitas, el cual permite a las unidades de Banca Privada, Casa de Bolsa, Leasing y Fiduciaria, realizar un seguimiento adecuado y eficiente de su labor comercial. Actualmente éste Aplicativo de Gestión administra más de 90 usuarios.

During the second semester the application for Visit Management and follow-up began operating and sales personnel of the corporation and its financial subsidiaries received the corresponding training; this application allows Private Bank, Casa de Bolsa, Leasing and Fiduciary units to make an adequate and efficient follow-up of their commercial work. At present this Management System manages more than 90 users.

On July 1st, 2008 the new Call Centre service began operating for the Corporation and its Subsidiaries; this service supports all relational marketing and business campaigns. The main campaigns developed in 2008 were: client data updating, confirmation of events and the Christmas campaign. The Call Centre also supported Private Bank and Casa de Bolsa sales personnel with respect to balance information support, payment of dividends, expirations, commission reports and abstracts of accounts among others.

Publicity and Communications

During 2008 we worked in the positioning of the Corporation and the Subsidiaries in three ways: the first one through the presence in 20 own forums for customers mainly on the economic, tax and product situation; the second as sponsors of 40 third parties forums participating with promotional material, and the third with publicity in specialised media mainly magazines. We also designed, prepared and distributed promotional material within the customer loyalty program of the Corporation and Subsidiaries.

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Market Research

A research and Customer Satisfaction Survey was developed for the Fiduciaria, in order to establish the necessary strategies for a better customer service and comparison with competitors.

Private Bank

During the July-December 2008 period the private bank unit managed resources for the corporation and its financial subsidiaries in an average volume of $648.000 million with a growth of $28.000 million vs. the first semester of the year, equivalent to 4.3%.

Deposit certificates captured for the Corporation presented a growth in the semester of 6.1% with a balance of $277.000 million as of December 31st. Work done in de-concentration of deposits and entailment of new clients allowed a capture average rate of less than 20 basic points at the average of the DTF reference rate and 102 basic points to the cost of CDT resources from the institutional market. Due to the behaviour of interest rates, we preferred to maintain the amount of captured resources and the operation margin, instead of growth, as a consequence of the existing uncertainty with respect to profitability of financial assets.

The second semester of the year was especially productive in operations made for our subsidiary Casa de Bolsa Corficolombiana, commissions generated for an amount of $604 million overcame in 32% the value generated during the first semester of the year. In the annual accumulated, production reached $1.061 million, 9.3% higher than in 2007, an excellent result in the difficult conditions of the stock market during the year and where no stock or bond issues were present, the highest growth support in 2007.

Resources channelized to joint portfolios of Fiduciaria Corficolombiana presented good dynamism, an 8% growth in the semester. Fondo Multiplicar continued capturing customer's attention with the good profitability, safety and liquidity conditions it offered during the semester.

The volume of deposits in CDT (term deposit certificates) obtained for our subsidiary Leasing Corficolombiana maintained an average of $230.000 million. This result is parallel to company decision of maintaining high caution in growing its operations with the strong de-acceleration of the economic activity in the second semester.

With the purpose of obtaining an accelerated growth of resources managed by the unit for 2009, that contribute to the reduction of funds cost and increase participation of the Private Bank in total deposits of the Corporation and its Financial Subsidiaries, operative and commercial processes were reviewed and additionally technologic tools were incorporated that allow offering a reliable, safe and quick service to our customers and also make it easier for the commercial counsellors to maintain a better relationship with our customers that assures our understanding of their investment needs.

Resulting changes of abovementioned actions have already been implemented in Bogota and shall be incorporated in the other regional offices during the first semester of 2009. These actions together with the commercialisation of new products for our subsidiaries shall be very important for complying with our goals this year.

TREASURY

Economic behaviour of the year was of great uncertainty for the treasury business after the bankruptcy of important North American banks. Notwithstanding, the Currency Desk of the Corporation presented a very good result taking advantage of the strong market volatility, maintaining caution in risk management,

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mainly in the second semester and consolidated as one of the leader participants in the local market. Corficolombiana continues its important presence within the Market Creators scheme of the Ministry of Finance and Public Credit, occupying the 7th place within the general ranking as of December 2008, with a 5.63% participation of the primary market and 10.50% of the secondary market (SEN).

As of December 31, 2008 the fixed rate investment portfolio of the Corporation reached the amount of $1.057.682 million. During the second semester new securities were added to this portfolio, mainly in fixed rate on which valorisations were recorded mainly in the last quarter of 2008.

In the foreign currency market Corficolombiana maintains an important presence both with local and international customers that operate in the Colombian market. As of the closing of 2008, the derivatives Peso / Dollar portfolio was of USD $ 1.839 million, that means a 7.74% increase, maintaining positive dynamics during the last two years. The Corporation's participation in the peso-dollar derivatives market until November 2008 was of 8.59%, 1.97% higher vs. the institution's participation as of December 2007.

It is important to note that regulation restrictions by Banco de la República (the Central Bank) are maintained with respect to the gross financial gearing position that considerably delays the incursion of the Corporation and in general the incursion of Colombian financial institutions in structured derivatives and these continue to occur mainly abroad.

In the Peso/Dollar Spot Market the participation of the Corporation in 2008 increased to 17.97%, thus obtaining a growth of 2.16 percentage points vs. results as of December 2007; this result consolidated the Corporation as the second institution with greater presence in the spot market in Colombia.

In 2008 Corficolombiana capitalised coverage opportunities on foreign currency nominated portfolios, generating attractive return rates and contributing to the general profitability of the Treasury investment portfolio. It is important to mention that we still have Corporate and Brazilian bonds with high risk premiums that we estimate shall present important corrections in their prices this year that shall contribute to portfolio results during 2009.

With respect to operations in other international markets, trading operations in G10 currency and Latin American currencies have also contributed generating additional income. We shall emphasise in this speculative policy in G10 making use of the experience acquired in the last years, generating greater income with an adequate risk/return ratio.

In 2009 we shall take advantage of opportunities in fixed income markets mainly in fixed rate that due to the fund cost reduction situation both in Dollars and Pesos, seem to have very important valorisation prospects during 2009.

CAPITAL INVESTMENTS

Strategic Approach

During the second semester of 2008 the investment area benefited from the implementation of review of the strategic approach. As part of this plan to administer a profitable and effective portfolio, the area absorbed the Vice Presidency of Investment Portfolios and assumed the business. The Corporation is thus consolidated as one of the most important private capital funds and with greater experience in Colombia.

Investment Portfolio

As of December 2008 the investment portfolio of the Corporation has participation in 64 companies and one Private Capital Fund. This portfolio is characterised by a diversified sector composition with dividend

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stable generation capacity, growth opportunities and value generation. Its value on books is of $2.01 billion Pesos, separated by sectors as follows:

Graph 1. CFC Investment Composition


Investment Composition CFC
December 2008
Industrial 8.8%
Others 1.2%
Real Estate 2.1%
Financial 10.3%
Gas 37.0%
Hotels 6.8%
Agriculture 6.7%
Oil retail 4.3%
Concessions 11.7%
Energy 11.2%

Source: CFc Inversiones

Valuation

In the second semester of the year, the portfolio value grew 2.0% in a period where most of the investments at global level suffered huge de-valorisations. Investments in the real sector amount $1.80 billion, corresponding to 90% of the portfolio. Investments in infrastructure constitute 64 % of the portfolio, what represents an investment of $1.29 billion.

Portfolio Composition

Control Situation
As of December 2008 the Corporation controlled ten real sector companies among which: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales and Unipalma. In the financial sector the Corporation controls four subsidiaries: Fiduciaria and Leasing CFC, Casa de Bolsa and Banco CFC Panama.

Companies Registered in the Stock Exchange
As of December 2008 six of the real sector companies that compose the portfolio are registered in the Stock Exchange of Colombia and represent 38% of the portfolio value in books. Its rating according with the marketability level appears in the following table:

Table 1. Rating according with Marketability (Dec 2008)
Source: CFC Investments

Marketability	Name of the Company
High	Tablemac, BVC
Medium	Promigas, Mineros
Low	Gas Natural
Without	EEB, Colombina

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Rating
Quality of the portfolio credit risk is healthy. Forty eight of a total of sixty four companies are rated A. This corresponds to 99% of the value on books. Additionally, investments rated E have a provision of 100%.

Income generated by the Portfolio

Income for dividends in the second semester of 2008 was of $112.7 thousand million, corresponding to 55% of total dividends of the year. It is important to bring out that dividends received during 2008 (semesters I and II) increased 51% vs. dividends received the former year.

As it appears in the following table, four real sector companies and financial entities generated 87% of dividends received during the second semester.

Table 2. Income for Dividends (II Semester 2008)
Source: CFC Inversiones

Company	**Dividends**	**Total Income Percentage**
	Million Col$	%
EPIANDES	23.330	21
PISA	17.651	16
PROMIGAS	14.744	13
VALORA	10.889	10
Financing	30.630	27
Other	15.480	13
Total	**112.724**	**100**

Management in the second semester 2008

During the second semester of the year the Corporation began the implementation of a clear portfolio mobility policy in order to increase its profitability. The following summary of the main management jobs between June and December 2008 evidence so.

Lloreda S.A.
Corficolombiana sold its 56% stock participation in the company. The sale of Lloreda was made after a long and detailed company restructuring process after which the company began producing profits. Product of the transaction, Corficolombiana received approximately $54.000 million pesos as cash payment on the closing date of the transaction, once the corresponding legal steps were complied with. The sale was possible after the review of different purchase offers, this one being the best.

Road Concessions
In 2008, Coviandes consolidated the development of projects under study. After many years of perfecting activities, the Second Track of the Bogota-Villavicencio Highway Project committed by the Government to the company came to an end on November 20, 2008 with the official presentation to the Ministry of Transport, of the technical and economic proposal design for more than USD $500 million. We expect for the first quarter of 2009 the end of the project negotiation process.

Additionally, Coviandes together with Proyectos de Infraestructura S.A. (PISA) work at present as a private initiative, in Autopistas del Caribe en Costa Rica (Caribbean Highways in Costa Rica) project. The consortium conformed by Corficolombiana subsidiaries made pre-feasibility studies and applied for the

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feasibility study on October 9, 2008. Acceptance of the application to continue with feasibility studies is expected for the first quarter of 2009.

CCFC

Concesiones CCFC, the company that manages and operates the Bogotá-Facatativá-Los Alpes road controlled by Proyectos de Infraestructura S.A. executed last December 30 with INCO an addendum to the initial agreement with the purpose of giving legal, technical and financial support to Phase II and beginning the execution of the complementary works in the road. The approximate value of this work is 60.000 thousand million Pesos; resources shall come from those administered by the concession and from income of the main contributor.

Casa de Bolsa

In order to encourage efforts by the operative area of Casa de Bolsa that has been improving its operational margins, we decided to capitalise the company by increasing its Technical Equity. This shall allow the company to serve the institutional sector it could not serve due to capital requirements, and generate additional income. It is estimated that for 2009 operational income shall increase in approximately 30%, the net margin shall reach 19% levels and estimated equity profitability shall increase to 15%.

Bolsa de Valores de Colombia – Colombian Stock Exchange

As of June 2008 stock participation of the subsidiary Casa de Bolsa in the Colombian Stock Exchange (BVC) was 3.67%, a much higher percentage to the minimum percentage required by broker. The aforementioned gave place to Casa de Bolsa trying to sell its surplus. As the share price had de-valorised in nearly 50% since its historic maximum in December 2007, acquisition of that stock was attractive for the Corporation. The additional income for dividends that this investment shall generate is estimated in $600 million a year.

Organización Pajonales

During 2008 the company received the positive impact of rice favourable prices. Notwithstanding, in the last years Pajonales mill has had low operation margins due to bottlenecks generated in production and the high price of rice drying. Additionally, machinery was obsolete and continuously required maintenance and operation. The company therefore sold mill assets for $4.000 million that generated to Pajonales an asset sale net profit of $2.871 million. We therefore expect the company shall produce financial results never achieved before.

Pizano

Company results have been consistent with a clear financial reorganising process where notwithstanding the continuation under a restructuring agreement, its main figures show adequate debt service capacity and clear recovery of its commercial results. Corficolombiana is consolidating its participation in Pizano S.A. with the purchase of 2.28% and 1.7% to Banco del Pacífico Panamá and Leasing Bancoldex respectively, for a total participation of Corficolombiana of 39.9% as of December 2008.

Conclusions

The management effort shall continue to be focussed mainly on the enhancement of results in companies where the Corporation has stock control in order to accelerate their consolidation and value generation. We have improved management capacity of our investment area in order that it may also add value in the remaining investments and look for opportunities of increasing profitability in our portfolio. In profitable companies where Corficolombiana has minor participation, management is focussed in the search for adequate sale opportunities. Finally, in companies with high profitability and under the control of Corficolombiana, value increase shall be product of the new projects these investments plan to execute.

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INVESTMENT BANK

The Corporation Investment Bank area activity has concentrated in Syndicated Loans, Capital Markets, M&A´s, and transactions for the Corporation portfolio. In this year and particularly during the last quarter, an important inflection point occurred in the condition of financial markets. The change still continues altering the conditions of investment bank businesses into the future and also consolidating the Corporation's position in the local market.

During the first half of the year corporate fixed rate market was restricted and concentrated in short term bills. In this context the Corporation has been one of the main placers of fixed rate instruments, together with some of the main issuers of the market.

Also, the Corporation consolidated as leader in the structuring and distribution of syndicated loan operations in the bank system during the year.

On the other hand, the investment bank area has continued to support the Corporation investment area identifying, evaluating and executing different transactions, at present under way.

Finally, the Economic Research area continues to develop new analysis and opinion tools through market research and stock analysis reports, and with forums and its participation in the national economic debate.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the second semester of 2008 were important as they reached an equity return for its stockholders of 26.34%. Net profits for the company year amounted $4.617 million vs. $3.897 million in the first semester of 2008, indicating an important 18.5% growth. Income for commissions and fees in the second half of 2008 amounted $10.880 million with a variation of 3.04% vs. income during the first semester of 2008.

Assets for $4.8 billion managed as of the closing of the second semester of 2008 place Fiduciaria Corficolombiana within the first ten fiduciaries in trusted assets in the country. With respect to the Balance it must be emphasised that the equity of Fiduciaria Corficolombiana as of the closing of the second semester of 2008 was $32.326 million, a 4% growth vs. the value in June 2008 when equity amounted $30.979 million. Total liabilities were $5.645 million and assets $37.971 million, amount that includes $31.117 million of Fiduciaria's own equity.

During 2009 Fiduciaria Corficolombiana shall continue the strategy of giving strength to Fiducia de Inversión business launching Fondos de Capital Privado (Private Capital Funds) together with Corficolombiana and joint portfolios for the public sector, foreign exchange and stock. Additionally, the Corporation is focussed in being the main Investment Bank player in the country and Fiduciaria (Trust Company) shall be the vehicle for projects that require trust schemes.

Leasing Corficolombiana

The company recorded as of December 2008 a 7.26% decrease in the balance of Net Goods given in Leasing, from $516.641 million in June 2008 to $479.103 million as of the closing of the second semester of 2008.

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Profits in the second semester of the year amounted $5.118 million representing a 17.22% decrease vs. the result obtained at the end of the second semester of 2007, of $6.183 million. Total profits in the year were $11.301 million, 8.7% to the result obtained in 2007. Results were affected by the increase in provisions originated in the implementation of Modelo de Referencia Crediticia (Credit Reference Model) of $20.720 million, compared with that obtained as of December 2007 for $12.020 million, when this model did not apply. This represents an increase of 72.4%. A decrease in non productive portfolio provisions coverage was also present, from 138.93% in June 2008 to 85.75% in December 2008, recording a 38.28% decrease.

Any way, in the presence of portfolio deterioration perspectives in company traditional sectors, during the period we tried to improve the capacity for evaluating new risks and making stronger the recovery of non productive portfolio; this led to a decrease in placements growth rhythm. Once we meet these goals, we expect to dynamically improve the financial margin and the growth of the portfolio in the next months.

Equity closed in $62.358 million, an increase of 0.28% with respect to $62.185 million recorded as of June 2008 and the solvency indicator closed in 12.00%, vs. de legal minimum required of 9%. Compared with the closing of 2007 that amounted $58.030 million, a 7.5% growth is present.

In the Assembly meeting of August 2008 the capitalisation of the company for $1.555 million was approved, by means of a dividend distribution in stock on the profits of the first semester of 2008.

Casa de Bolsa

In the second semester of 2008, Casa de Bolsa presented constant evolution behaviour with respect to the first semester of 2008. Strategic and structural changes made plus the acceptable result of operations made both on its own account and on account of third parties, allowed the company to close in a scene of operative equilibrium.

Additionally and as a consequence of a decision supported by the head office – online with the strategic re-direction of Casa de Bolsa-, the stock position we owned voluntarily in Bolsa de Valores de Colombia was sold, resulting in an extraordinary profit of $8.380 million in December.

For the second semester of 2008 net profit was $7.409 million, thus partly recovering negative results of the first semester and recording a total profit for the year of $6.070 million.

As of the closing of December 2008 stockholders' equity presented a 60% increase vs. the equity of the first semester of $10.148.6 million. This increase is present basically due to the profit obtained in the aforementioned sale of stock of Bolsa de Valores de Colombia.

Banco Corficolombiana (Panamá)

As of the closing of December 2008 Banco Corficolombiana (Panama) recorded total assets for USD $28.573.353, the most important item being the investments item that represent 95.91% of total assets. As of December 2008 liabilities balance was of USD $24.578.092, public deposits represent 98.74% of total liabilities. Equity amounted the sum of USD $3.995.261 as of the closing of December 2008. Profits generated by the entity as of December 2008 amounted USD $66.570 interest generated by fixed rate investments being the main revenue. The investment portfolio of the Bank, although of great security, received the impact of the marketability deterioration for such assets in the international market, the quality of issuers always being very solid.

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RISK MANAGEMENT

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, Corficolombiana SARC has served as the base in the business analysis of the currency desk business, investments in the real sector, investment banking and portfolio administration lines.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios, foreign currency and derivatives.

The Corporation has a quota module that allows control of risk positions per portfolio, as well as compliance with policies on authorised maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits the corresponding monthly report to the Board of Directors.

A committee also exists with members of the Board of Directors; this committee meets when important market movements affecting results occur, to make portfolio decisions.

These tools allow the adequate management of risks inherent to the treasury business. Investment has been made also for training personnel working in risk management and there adequate and enough structure exists.

On the other hand, according with Circular Letter 049 of September 2008 issued by the Superintendence of Finance that establishes changes in derived financial instruments and structured products, the Corporation took the relevant steps in the different aspects in order to comply with the provisions thereunder.

Finally, Corficolombiana developed training plans during 2008 for all employees obliged to certify under the AMV regulations to comply with this requirement. As of the closing of 2008 all employees compelled to comply with, have been certified.

Liquidity Risk

In the assets and liabilities committee (ALCO) we review the weekly flow to establish the liquidity profile of the Corporation of the present and future weeks. Internal short and long term indicators also exist with established limits and monthly monitored by the Board of Directors that are detailed in the notes to the financial statements and allow an adequate management of this risk.

During 2008 the management of the liquidity risk was grounded in the compliance with External Circular Letter 016 of 2008 that modifies chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (SARL). Corficolombiana designed a work chronogram to adjust to the new regulations. Satisfactory tests to the applications were performed so that from January 2009 the Liquidity Risk Indicator (IRL) is reported to the Superintendence of Finance.

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Credit Risk

This risk is managed particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

Internationally accepted technical methodologies exist for the assignment of limits both for financial and non financial sector entities.

Operational Risk

Corficolombiana has defined as operating risk, losses caused by faults or weaknesses in processes, in people and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the second semester of 2008 were as follows:

- An operational risk indicator measurement methodology was applied from July 2008.
- A business intelligence application was implemented with which the company may: a) consult and manage its operational risk maps, b) consult and manage operational risk events, c) consult and manage the evolution of its main operational risk indicators and d) consult statistical information inherent to the tool that allow the company to follow-up more effectively the operational risk management.
- A virtual training tool was implemented that enabled the company to train 95% of the entity employees in operational risk issues.
- With respect to the operational risk data base as of December 31st, it had 201 records with the following distribution:

Type of event	# of records
Faults in processes	120
Faults in systems	40
Other	41

Process	# of records
Of mission	152
Support	37
Strategic	12

Type of loss	# of record
Type B (with no impact on P&L)	168
Type A (with impact on P&L)	27
Type C (almost loss)	6

The 27 events recorded type A amount $94.8 million.

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- With respect to the Business Continuing Plan, in the second semester a second test of internal and external applications was made and contingency protocols of Banco de la República (Central Bank), Deceval (Colombian Centralised Securities Deposit) and Bolsa de Valores de Colombia (Colombian Stock Exchange) were tested.

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or indirectly or by means of its operations as an instrument for assets laundering and/or to channel resources for terrorism activities.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that is mainly integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks, knowledge of the client and his/her operations with the Corporation, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007 and its modifications in External Circular Letters 61 of December 2007 and 26 of June 2008. By virtue of these instructions, the Corporation transformed the Integral System for Asset Laundering Prevention SIPLA, in the Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT; for this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual.

Supervision of controls for preventing these risks is done by the Compliance Official and his/her substitute; the Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE CONDITION

As of December 31st, 2008, the Corporation had 299 employees, with an 8.28% reduction vs. 323 employees as of the closing of 2007.

This staff reduction, result of a process the Corporation began for the optimisation of the organisation structure, and the implementation of actions for the rationalisation of expenses both allowed that execution of these items during 2008 were less 12.0 % than budgeted for that same period.

Additionally, in response to the new commercial strategy of Banca Privada (Private Bank), the Corporation decided to make important modifications in the structure of offices, processes and technologic support; implementation began in December with the Bogota office and shall continue during the first quarter of 2009 in other cities. These changes, as the review of processes in other businesses and areas of

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the Corporation are oriented towards greater efficiency and productivity required for complying with intended objectives.

TECHNOLOGICAL ADVANCES

During the second half of 2008, the Corporation continued developing its strategic platform with important support projects to the daily operation of the Corporation, as:

- Development and implementation of the Customer Service Module of the Call Centre for Corficolombiana and Subsidiaries.
- Improvements to analytical models of the operational risk management system (SARO) and asset laundering risk (SARLAFT).
- Implementation of Phase II of the requirements provided under Circular Letter CE 052-07 of the Superintendence on "Minimum requirements for security and quality in management of information through the media and distribution channels for products and services for customers and users".
- Optimisation by means of the automation of processes of information back-up copies of central servers.
- Optimisation of operative processes of the Private Bank unit in CDT (Term Deposit Certificates) application.
- Implementation of the new regulations in the application for support for the currency desk businesses.
- Implementation of the new regulations required by UIAF.
- Development of the new website of Corficolombiana and Subsidiaries.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. duly applied intellectual property and copyright regulations. Products and programs covered by copyright are duly licensed.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and through product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; during the second half of 2008 most of the second phase was implemented. Following is a summary of the implementation strategies for this regulation:

Security and Quality

The following activities took place in order to comply with the provisions on Security and Quality of Information:

- Implementation of the evaluation methodology for compliance with Standards ISO 17799 and 27001.
- Implementation of the infrastructure for encryption of mails for the customers.
- Update of user administration procedures and installation of computer equipment.
- Implementation of systems that support customer operations of product personalisation mechanisms.
- Synchronisation of server clocks and work stations as required by the circular letter.

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Third Parties – Outsourcing

We sent critical providers a letter asking for the certification of the existence of duly documented and certified business continuity plans.

Documentation

Systems were updated to allow an adequate record of operations conducted in each channel and product.

Disclosure of Information

Systems were implemented to settle and inform the customers on the cost of their transactions and for issuing support documents for their transactions.

Office Channel

Mechanisms for encrypting all information travelling among offices and data processing centres according with the corresponding regulations.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

With the issuance of External Circular Letters 22 and 61 of 2007, and 26 of 2008, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. The Corporation took steps for the implementation of changes in the prevention system during the second half of 2007 and the first half of 2008 in order to comply with the provisions of the Superintendence.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the second semester of 2008 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, at the beginning of the year the 2008 Annual Compliance Plan was submitted. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

With respect to the duty of cooperating with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also complied with.

Among its policies, the entity does not exonerate any client or counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

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DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers in the establishment and maintenance of adequate disclosure and control systems for financial information, during the second half of 2008 there have been no deficiencies in internal controls that prevent the Corporation, from recording, processing, summarising and duly presenting the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

1. Invoice as Security/Bond

Congress of the Republic. Law 1231 of 2008 of July 17, 2008 *"Whereby an invoice is unified as security/bond as a financing mechanism for the micro, small and medium entrepreneur and other provisions are issued"*

This Law, in effect from October 17, 2008, modifies the provisions of the mercantile law relative to the purchase and sale invoice/security granting the "invoice" the character of security/bond that may be issued not only in case of purchase and sale of goods but also in case of the provision of services.

Requirements the invoice must comply with in order not to loose its security condition are listed in article 3°, among which are those mentioned in articles 621 of the Code of Commerce and 617 of the National Tax Statute.

It is expressly provided that the issuer, seller or service provider shall issue one original and two copies of the invoice; the issuer maintains the original as security, one copy for accounting and the other for the customer. This provision looks for repairing difficulties related to tax regulations, because now the buyer or who receives the service receives one copy complying with the issuance requirement therein provided.

Another important aspect is that the purchaser or beneficiary of the service may not allege misrepresentation or undue representation by the person receiving the goods or the service in its premises for the acceptance of the security that shall be deemed irrevocably accepted in all cases should and claim against its content is not presented within ten (10) calendar days after receipt.

On the other hand, due to the condition as security/bond of the invoice, every provision that limits, restricts or prohibits its free circulation or acceptance shall be taken as not written; the aforementioned to make its negotiation easy and thus strengthen factoring as company financing mechanism.

Natural or legal persons who provide portfolio purchase services with discount are obliged to verify the origin of the securities they acquire to avoid that the operations they make may be used directly or indirectly as an instrument for money laundering or for financing terrorism or to hide assets coming from those activities.

This Law was regulated by means of Decree 4270 of 2008 that allows that companies with pre-printed sale-purchase invoices/securities in existence with an in force authorisation of DIAN use them until they are finished, until the authorisation expires or until February 28, 2009 whichever occurs first.

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2. Productivity and competitiveness Law.

Congress of the Republic. Law 1253 of November 27, 2008 *"Whereby Productivity and Competitiveness are regulated and other provisions are issued".*

By means of this Law the importance of improving national competitiveness is emphasised to obtain a better insertion of Colombia in global economy and a better exporting performance as an essential requirement for the economic development of the country.

To attain these goals, the Law determines that:

- The National Government shall guard the development of policies and programs with impact on productivity and competitiveness in co-ordination with private and public sector entities.
- The Government and the Congress shall watch that the formulation of the Development National Plan law is aligned with the strategic goals of Colombian international competitiveness.
- CONPES shall present reports on Colombia's international competitiveness in transversal, regional and sector factors.
- In the general part of the Development National Plan objectives, goals, priorities, policies and strategies for increasing productivity and improving competitiveness shall be indicated.
- Territorial entities shall indicate objectives, goals, priorities, policies and strategies for increasing productivity and improving competitiveness.

3. Simplified Joint Stock Company (Sociedad por acciones simplificada).

Congress of the Republic. Law 1258 of 2008 of December 5, 2008 *"Whereby the simplified joint stock company (sociedad por acciones simplificada) is created."*

The Law creates a new company form without many of the formalities that are in force for the types of companies regulated in the Code of Commerce. Among the main aspects of the SAS, the following are the most important:

1) The company may be constituted by one or many persons, natural or legal.
2) The company may freely configure its organic structure. The board of directors, for example, is not compulsory. Should no statute provision exist, it shall be understood that the assembly or the only stockholder exercise the functions of article 420 of the Code of Commerce and the legal representative shall be in charge of the administration.
3) Stockholders shall only respond up to the amount of their contributions. Therefore, except in the cases on which the figure is used for defraud, the stockholder or stockholders do not respond in his or their own capacity for any company obligation including labour and tax obligations or obligations of any other nature.
4) Is a capital company (sociedad de capital) with exclusive commercial nature, independently from the activities provided in its corporate purpose that may be limited.
5) For tax effects it is governed by laws applicable to corporations.

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6) Stock and other securities it issues may not be registered in Registro Nacional de Valores y Emisores (National Registry of Securities and Issuers) nor be negotiated in the Stock Exchange.

7) It is possible to subscribe and pay capital in conditions, proportions and terms different to those provided for corporations.

8) Restrict stock negotiability, submit stock transfer for the authorisation of the assembly and anticipate stockholders exclusion causes are also allowed.

9) It implies disappearance of uni-personal companies of Law 1014 of 2006.

10) Any company may be transformed in a Simplified Stock Company (Sociedad por Acciones Simplificada) (SAS)

11) Conflicts within this company shall be adjusted by means of arbitration or amicable settlement. Should no specifications exist, conflicts shall be solved by the Superintendence of Companies (Supersociedades) through a verbal summary process.

4. Habeas Data Law

Congress of the Republic. Law 1266 of December 31, 2008 "*whereby habeas data general provisions are issued and handling of information contained in personal data bases, specially financial, credit and commercial information, of services and that coming from other countries is regulated, and other provisions are issued*"

The purpose of the law is to develop the constitutional right of all persons to know, update and rectify their information on Data Banks, and all other constitutional powers, rights and guaranties related to collection, treatment and circulation of personal data and the right to information established under article 20 of the Political Constitution, particularly with respect to financial, credit and commercial information, and information on services and coming from other countries.

The regulation provides that positive character information remains indefinitely in data banks. Negative information shall have a maximum permanence term. When this term expires, negative information must be withdrawn from the data bank by the operators, so that users have no access to such information. Report term for this type of information is of four years from the date on which the un-cancelled obligation has been paid; if delay payment is less than two years, the report shall only be available for twice the time of the delay.

Holders of information who, when the law came into effect, had already paid their reported obligations and whose negative information had remained in data banks for at least one year after payment of the obligations, shall benefit with the immediate expiry of the negative information. If they have not remained for one year in the data banks, the report shall continue for the time remaining until one year has elapsed, from the date of cancellation of the obligations.

Information holders who pay their reported obligations within the following six (6) months to the regulation coming into effect, shall remain with such negative information in the data banks for a one (1) year term from the date of payment of such obligations. Once this term falls due, the negative data must be automatically withdrawn form the data banks. The holder of the information shall loose this benefit if he/she incurs in a new delay, on which event the report shall again reflect all former defaults under the terms provided under article 13 of Law 1266 of 2008.

Before any negative information report, information sources shall send the holder of the information a communication notifying they shall proceed to report such information, in order that the holder may

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demonstrate payment or pays the obligation, and argue aspects such as the amount of the obligation or instalment and due date.

The Superintendence of Industry and Trade and the Superintendence of Finance may sanction those who ignore their obligations, prior exhaustion of the corresponding procedure.

For compliance with the provisions contained in Law 1266 of 2008, the persons who when the Law enters in effect, work in any of the activities therein regulated, shall be conceded a term of up to six (6) months.

5. Inscription of guaranty mercantile trust agreements

Ministry of Trade, Industry and Tourism. Decree 2785 of July 31, 2008, "*whereby article 123 of Law 1116 of 2006 is regulated, with respect to the inscription of mercantile trust agreements with guaranty purposes that appear in private document in the mercantile registry, and other provisions are issued*".

The Decree provides that mercantile trust agreements with guaranty purposes celebrated by trader natural persons and legal persons not excluded from the insolvency regime and that appear in private document, and their termination and modifications with respect to the type of agreements, parties and goods given in trust, shall be inscribed by the trustor in the mercantile registry of the chamber of commerce with jurisdiction at the domicile of the trustor.

In the event the aforementioned obligation is not complied with, mercantile trust agreements shall not exist for third parties.

The obligation to inscribe the following documents generated within the insolvency process at the mercantile registry is also provided: a) award for beginning the insolvency process; b) confirmation award of the reorganisation or award agreement; c) award establishing the end of the process and, d) court orders subject to registration with respect to the acknowledgement of a foreign process.

6. Interbank compensation

Ministry of Finance and Public Credit. Decree 3222 of 2008 of August 29, 2008, "*whereby Decree 1207 of 1996 is modified* " (Regulations for the Performance of the Interbank Compensation Chamber of Banco de la República).

The Decree provides that Banco de la República (Central Bank) shall continue providing the interbank compensation service that includes cheques and other payment documents submitted therefore. Within the aforementioned, besides payment documents provided initially under Decree 1207 of 1996, the following are included: a) Physical payment instruments by Banco de la República; b) Interbank electronic transferences through ACH; c) Banco de la República high value payment system electronic transferences on which the payment originator is a third party and this third party identifies itself, and also the transaction giving place to payment; d) Debits made to deposit accounts for compensation adjustments.

7. General investment regime of foreign capital investment in Colombia and of Colombian capital abroad.

Ministry of Finance and Public Credit. Decree 3913 of October 8, 2008 "*Whereby the General Investment Regime of foreign capital in Colombia and Colombian capital abroad is modified*"

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This decree modifies again literal d) of article 10 of Decree 2080 of 2000, allowing the remittance abroad of the product of investments in the country with no conditions of any kind.

It also eliminates the requirement for foreign capital portfolio investment of constituting a deposit in the Central Bank (Banco de la República) for an amount equivalent to 50% of the investment value.

Additionally, it derogates the provision by which in case of liquidation of the foreign capital investment funds' investments constituted for investing exclusively in stock or bonds compulsorily convertible in stock, resulting resources could only be re-invested in the same initial conditions.

Finally, it establishes that who as of the date of the issuance of the Decree have deposits constituted in compliance with the requirement for the foreign capital portfolio investment, may withdraw them for their nominal value, as provided by Banco de la República.

8. State of social emergency

Ministry of Finance and Public Credit. Decree 4333 of November 17, 2008 *"Whereby the state of social emergency is declared"*.

By reason of the social and economic crisis that was present in the country created by legal and natural persons who irregularly massively captured money from the public with no legal authorisation for doing so, the National Government considered it essential to decree the so called "State of Social Emergency" in all the Republic, in order to count on expedite procedures, abbreviated mechanisms and other legal tools necessary to solve the crisis.

This measure was adopted by means of Decree 4333 of November 17, 2008, whereby it was established that exceptional regime in the national territory for a term of thirty (30) days; the President was granted faculties, with only the signature of all his ministers, to issue decrees with the force of law, exclusively to solve the crisis and prevent the extension of its effects.

Subsequently, Decree 4704 of December 15, 2008 was issued, whereby the state of social emergency was again declared in the national territory for another 30 days.

Based on the extraordinary faculties derived from the state of social emergency, the following decrees were issued:

a. Decree 4334 of November 17, 2008 that determines the intervention procedure by the National Government through Superintendencia de Sociedades (Superintendency of Companies), by its own initiative or at the request of the Superintendence of Finance, in businesses, operations and equity of natural or legal persons that develop or participate in the financial activity without the due governmental authorisation. To this end the supervisor entity is granted ample faculties for entering upon possession of goods, properties and businesses of such persons, in order to return and preserve menaced public interest.

   Some of the articles of this provision were modified by Decree 4705 of 2008, in order to grant additional faculties to the Inspector Agents and the Superintendencies of Finance of Colombia and of Companies that enable them the protection and preservation of the menaced social order.

b. Decree 4335 of November 17, 2008 that compels the District or Municipal Mayor to preventively close trade establishments, offices or any other place when it is inferred that in such places non authorised capturing activities or massive collection of money from the public take place.

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Additionally, it establishes as a very serious misconduct of public officials depositing or giving money to natural or legal persons who participate in a financial activity without the due governmental authorisation.

c. Decree 4336 of November 17, 2008 that modifies article 316 of the Penal Code that typifies the massive and habitual capturing of money from the public without authorisation, in order to increase penalties thereunder and cover as an aggravating circumstance, the use of media or massive disclosure.

   It also incorporates a new article to the criminal provisions, article 316 A, that establishes prison and money sentence, independently form the sanction for illegal capturing, should the criminal active subject not return the money obtained.

d. Decree 4449 of November 25, 2008 that reforms article 325 of the Penal Laws increasing the penalty provided for the control omission crime. It also additions article 325 A that refers to the "omission of reports on cash transactions, moving or storage of cash", crime in which a person incurs who compelled to do so, deliberately omits compliance with the reports to the UIAF. Excepted from this crime are employees or administrators of financial institutions or cooperative societies with savings and loan activities, to whom the control omission crime shall be applied.

e. Decree 4450 of November 25, 2008 that adds a clause to article 305 of the Penal Code relative to the usury crime, to punish those who incur in the behaviour using the condition of sale with resale agreement or the periodically collection mechanism.

   This decree was regulated by Decree 4865 of December 30, 2008 under which the formula to be applied to establish profit or advantage in periodic collections is determined, understanding by such collections those done with fixed or variable regularity.

9. Increase in real estate tax valuations

Departamento Nacional de Planeación (National Planning Department). Decree 4787 of 2008 of December 19, 2008 "*whereby increase percentages for real estate tax valuations are established for fiscal year 2009*".

This Regulation establishes that:

- Real estate tax valuations for urban and rural properties formed or updated during 2008 shall govern from January 1st, 2009 in the municipalities or areas where made.
- Real estate tax valuations for urban properties not formed and formed in force during 2008 and former years, shall be adjusted from January 1st, 2009 in five point zero (5.0%).
- Real estate tax valuations for rural properties not formed and formed in force during 2008 and former years, shall be adjusted from January 1st, 2009 in five point zero (5.0%).

10. Negotiation of stock and bonuses convertible in stock

Ministry of Finance and Public Credit. Decree 4808 of December 23, 2008, whereby "*the negotiation of stock and bonuses compulsory convertible in stock inscribed in stock exchanges, of derived financial instruments with subjacent assets that are stock inscribed in such stock exchanges and of other variable income securities that are inscribed in those stock exchanges is regulated, and other provisions are issued*".

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By means of this decree the provisions on negotiation of stock and bonuses compulsory convertible in stock inscribed in the stock exchanges, of derived financial instruments with subjacent assets that are stock inscribed in the stock exchanges and of other variable income securities inscribed in such stock exchanges are modified.

Specifically, it establishes operation modes that stock exchanges may authorise in their systems with values object of the mentioned decree and prohibits them to assume the character of counterparties in the operations they make through the systems they manage.

Besides establishing the duties of the stock exchanges with respect to the negotiation of variable income securities, among which is that of monitoring offers, positions and operations, it determines that the stock exchanges shall maintain and preserve all information relative to the operations, orders, positions and those messages or notifications made through their systems.

It also establishes the minimum content of the regulations stock exchanges adopt for the operation and running of the aforementioned securities negotiation systems and establishes the grounds under which, they may discretionally suspend their negotiation, and the negotiation suspension duty due to a decrease in the price index.

11. Guaranty Regime in public administration engagement

Ministry of Finance and Public Credit. Decree 4828 of December 24, 2008, *"whereby the guaranty regime in Public Administration Engagement is issued"*

The Decree regulates risk coverage mechanisms in contracts governed by Law 80 of 1993 and Law 1150 of 2007, whereby compliance with the obligations that arise to the favour of public entities is guaranteed.

It is indicated that the amount, term and protection or coverage of the guaranties shall be determined considering the purpose, nature and characteristics of each contract, the risks to be covered and the regulations contained in the Decree. In contracting processes, foreign natural or legal persons with no domicile or subsidiary in Colombia may grant as guaranty, standby promissory notes issued abroad.

12. Legal Controls

Superintendence of Finance of Colombia. External Circular Letter 041 of August 29, 2008. *Modifications to Chapters XIII-1 and XIII-5 Legal Controls of Accounting and Financial Basic Circular Letter (External Circular Letter 100 of 1995).*

Considering among others, adjustments made for the calculation of the technical equity and for legal controls of the solvency ratio, and changes made to the PUC (Plan Unico de Cuentas - Account Plan) applicable to the Financial System, by means of this Circular Letter the Superintendence of Finance decided to modify Accounting and Financial Basic Circular Letter incorporating adjustments to Chapter XIII-1 Legal Controls, Ratio of Weighted Assets by Risk Level (Credit and of Market), to O, 30 and 31 types of report and to Chapter XIII-5 on Minimum Solvency Ratio, Technical Equity and Technical reserves of Fondo Nacional de Garantías.

13. Treatment of financial options

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Superintendence of Finance of Colombia. Circular Letter 042 of August 29, 2008. *Gives accounting instructions relative to treatment of the financial options.*

It is established that the adequate expression to describe money that the purchaser of a financial option pays to the issuer or seller thereof, is called premium and not commission/fee. Such amount therefore, shall not be recorded in accounting as a commission/fee.

Additionally, it makes clear that premiums of financial options, paid, received and negotiated before September 1st, 2008 shall continue to be recorded following instructions in force as of the date of their execution, whilst premiums paid and received and negotiated between September 1st, 2008 and June 30, 2009, shall be recorded in the corresponding sub-accounts of the asset account "Profit or Loss in options valuation".

Additionally, it establishes that in order to make an adequate disclosure of economic facts, entities controlled shall distinguish, in the active account "Profit or Loss in options valuation", if the operation was made before September 1st, 2008.

14. Securities available for sale

Superintendence of Finance of Colombia. External Circular Letter 043 of August 29, 2008. *Modification to Chapter I of Accounting and Financial Basic Circular Letter.*

It allows entities controlled by the Superintendence of Finance of Colombia to use securities ranked as "available for sale" in the constitution of guaranties for negotiation of derivative financial instruments whose counterparty is a counterparty central risk chamber authorised by the controlling entity.

15. Derivative financial instruments and structured products

Superintendence of Finance of Colombia. External Circular Letter 044 of August 29, 2008. *Modification of the transition regime established in External Circular Letter 025 of 2008 on derivative financial instruments and structured products.*

It is specifically established that valuation regulations applicable to operations with derivative financial instruments, structured products and structured notes, made before September 1st, 2008 shall continue in force until their termination, whether until their expiration date or before, should according to a mutual agreement between contracting parties, they are previously liquidated and complied with.

Additionally, it determines that entities that decide to change the valuation regime of all or some of the derivative financial instruments' types or categories, independently from the subjacent, and structured products they may do so, previously informing the decision to the Superintendence of Finance of Colombia.

16. Pre-judicial collection

Superintendence of Finance of Colombia. External Circular Letter 048 of September 25, 2008. *Instructions related to the conditions of the pre-judicial collection.*

With the purpose of giving protection to the financial consumer, the Superintendence of Finance of Colombia, through this Circular Letter, gives instructions to entities supervised, on the minimum regulations they must comply with in all pre-judicial collection actions with the aim of recovering their portfolio, warning that non compliance shall be considered a "non authorised practice":

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Among the instructions that supervised entities must comply with are the following:

- Abstain from making any collection resulting from pre-judicial collection expenses, not having begun a real activity to effectively do so.
- Put on documentary record of actions taken for portfolio recovery.
- Take respectful collection actions during adequate day hours for financial consumers, understanding for adequate time those hours that do not affect personal and familiar privacy of the debtor.
- Warrant that officials and third parties authorised to take collection actions immediately report payments made by the debtor.
- Issue a payment receipt for payments made by the debtor.

17. Statutory accountants of supervised or controlled entities

Superintendence of Finance of Colombia. External Circular Letter No.054 of October 21, 2008. *Rationalisation of functions of statutory auditors of supervised or controlled entities.*

With this provision, functions of the statutory auditor are rationalised trying that all actions the statutory auditor must take and all reports he/she must submit to the Superintendence of Finance of Colombia are circumscribed to the activities characteristic of his/her profession. Therefore, from January 1st, 2009, the obligation of the statutory auditor to certify the information indicated in the Circular Letter is eliminated, recognising that quality, sufficiency and opportunity of the information provided, and efficacy of internal control, are the responsibility first of all, of the administrators of the corresponding entity.

With respect to the election of the statutory auditor issue, Circular Letter indicates that the board of directors, through the Auditing Committee, must submit to consideration of the stockholders general assembly, the curriculum of possible candidates; the board of directors shall previously verify that candidates comply with the necessary requirements to adequately comply with their functions and that they have no incompatibilities or inabilities as provided under articles 205 of the Code of Commerce, 50 and 51 of Law 43 of 1990 and other applicable regulations.

18. National Numbering Agency

Superintendence of Finance of Colombia. External Circular Letter 064 of December 30, 2008. *Instructions relative to the beginning of operations of the National Numbering Agency.*

Security issuers inscribed in RNVE and entities controlled by the Superintendence of Finance of Colombia are instructed, with respect to the activities they shall develop for the beginning of operations of the National Numbering Agency on August 3, 2009, among which the adapting of their information systems, to be able to use ISIN and CFI codes and the inscription code in Registro Nacional de Valores y Emisores (RNVE) (National Registry of Securities and Issuers) assigned to them, under the new nomenclature, to future security issues or in circulation.

It is important to remember that according with the instructions of the Superintendence of Finance, the National Numbering Agency function shall be complied with by Depósito Centralizado de Valores de Colombia – DECEVAL S.A. (Securities Centralised Deposit of Colombia).

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OPERATIONS WITH SHAREHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators/managers adjust to the general policies of the entity. Those operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that compose the financial statements have been duly certified and obtained from the accounting records of the entity, and prepared according with norms and accounting principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

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Note: The members of the Board of Directors accepted the report submitted by the President. It is hereby certified that information referred on paragraph 3, article 446 of the Commerce Code was submitted, and was unanimously approved."

Next, the President asked the Secretary to submit the operations carried out between CFC and its subordinate and associated companies, that are recorded in the balance and statement of results of the July-December 2008 period and detailed on note #21.

In addition, the President asked the Secretary to read the annex containing the information required by article 446 of the Commerce Code, paragraph 3.

Taking into account that the information contained in these documents was available to the shareholders for 15 days prior to the meeting and each shareholder was submitted this information, the Assembly Meeting unanimously decided to omit its reading.

The expenses that took place during the period ended on December 31, 2008 and other data referred on paragraph 3, article 446 of the Commerce Coded reported to the Shareholders are listed below:

EXPENSES	Amount in 000 Col.Ps
Directors salaries	$ 1,413,046.86
Directors´bonuses	$ 212,012.95
Board of Directors´fees	$ 92,000.00
Independent consultants´fees	$ 845,732.49
Travel expenses	$ 137,832.90
Donations made by CFC	$ 111,254.00
Advertisement and publicity	$ 527,435.29
Public relations	$ 69,544.17
Transportation	$ 493,094.71
CFC´s deposits abroad	30,834,346 Dollars
	$ 69,179,629.66
Foreign currency liabilities	20,994,781 Dollars
	$ 47,103,680.10

Authorized capital	171,500,000	$ 1,715,000,000,00
Capital to be subscribed	1,338,008	$ 13,380,080
Subscribed and paid in capital	170,161,992	$ 1,701,619,920.00

5. INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008.

The President of the Assembly requested the Executive Vicepresident to read the basic financial statements and the consolidated financial statements, along with their respective notes and other annexes, of the July 1 – December 31, 2008 period. Such documents were submitted to all the attending shareholders and had been available at the headquarters of Corporacion Financiera Colombia S.A. for 15 days previous to the meeting so the shareholders could review them, as provided on Article 447 of the Commerce Code.

The Shareholders´ Assembly Meeting, taking into account the above circumstances and the presentation made by CFC´s President on the main figures as of December 2008, unanimously decided to omit the reading of the individual and consolidated financial statements. Such statements, along with the notes are an integral part of the same, and are annexed to this minute for all purposes whatsoever.

The Comparative and the Consolidated General Balance as well as the Statement of Results of the July 1 – December 31, 2008 are shown below:

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balances
December 31 and June 30, 2008
(Stated in Million Colombian Pesos)

ASSET	Notes	AS OF: 31/12/2008 DD/MM/YYYY		AS OF: 30/06/2008 DD/MM/YYYY	
AVAILABLE	(Notes 3 and 21)	$	86,339.7	$	125,906.7
INTERBANK FUNDS SOLD AND REPURCHASE AGREEMENTS	(Note 4)		85,428.8		168,026.8
INVESTMENTS	(Notes 5 and 24)		2,706,712.7		2,678,410.1
Negotiable Debt Securities		235,550.8		240,522.2	
Negotiable Participative Securities		68,826.9		58,571.5	
To maintain until Maturity		0.9		-	
Available for Sale in Debt Securities		459,804.4		338,496.5	
Available for Sale in Participative Securities		1,587,566.3		1,708,612.9	
Investments Repurchase Rights		363,856.4		445,477.0	
Minus: Provision		(8,893.0)		(113,269.0)	
ACCEPTANCES AND DERIVATIVES	(Note 6)		(16,394.3)		(11,180.0)
Derivatives		(16,394.3)		(11,180.0)	
Rights		4,745,127.1		5,777,136.1	
Obligations		(4,761,521.4)		(5,788,316.1)	
ACCOUNTS RECEIVABLE	(Notes 7 and 21)		30,404.0		47,131.5
Interest		220.6		326.0	
Commissions and Fees		2,347.2		2,913.7	
Payment on account of Commercial Customers		0.7		3.4	
Other		29,807.6		45,835.6	
Minus: Provision		(1,972.1)		(1,947.2)	
REALISABLE GOODS AND RECEIVED IN PAYMENT	(Note 8)		5,454.7		5,230.7
Goods received in Payment different to Housing		25,133.4		25,491.1	
Goods not used in the Corporate Purpose		585.9		585.9	
Minus: Provision		(20,264.6)		(20,846.3)	
PROPERTY AND EQUIPMENT, NET	(Note 9)		9,715.8		9,933.3
Land, Buildings and Constructions under way		14,144.7		14,129.6	
Office Equipment, Furniture and Fixtures		8,744.2		8,823.7	
Computers		9,227.2		9,081.2	
Other		1,179.3		1,080.7	
Minus: Accumulated Depreciation		(23,579.6)		(23,181.9)	
OTHER ASSETS	(Notes 10)		76,676.7		53,280.6
Permanent Contributions		98.2		98.2	
Early Expenses and Deferred Charges		2,816.9		3,439.4	
Other		96,614.4		71,137.3	
Minus: Provision		(22,852.8)		(21,394.3)	
VALORISATIONS	(Notes 5 and 21)		460,209.4		430,452.1
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in the Stock		433,702.0		403,948.2	
Property and Equipment		26,507.4		26,503.9	
DEVALORISATIONS	(Note 5)		(13,633.2)		(38,092.9)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange					
TOTAL ASSETS		$	3,430,914.3	$	3,469,098.9
CREDITOR CONTINGENT ACCOUNTS PER CONTRA	(Note 19) $		345,665.8		192,261.5
DEBTOR CONTINGENT ACCOUNTS	(Note 19)		863,078.6		433,387.9
DEBTOR MEMORANDUM ACCOUNTS	(Note 20)		5,122,272.5		7,821,005.7
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 20)		2,776,802.4		5,456,212.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	9,097,819.3	$	13,902,868.0

LIABILITIES AND EQUITY	Notes	AS OF: 31/12/2008 DD/MM/YYYY		AS OF: 30/06/2008 DD/MM/YYYY	
DEPOSITS AND CURRENT LIABILITIES	(Notes 11 and 21	$	1,055,008.9	$	1,045,851.8
Term Deposit Certificates		801,849.0		798,403.6	
Savings Deposits		*205,908.7*		*242,320.2*	
Other		47,251.2		5,128.0	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS	Note 12)		350,644.4		435,423.7
ACCOUNTS PAYABLE	(Notes 13 and 21)		63,938.5		76,029.1
Interest		15,052.6		18,625.8	
Commissions and Fees		-		3.5	
Dividends and Surplus		43,291.8		35,620.2	
Other		5,594.1		21,779.6	
OTHER LIABILITIES	(Note 14)		4,182.8		8,195.4
Consolidated Labour Obligations		1,849.9		1,944.0	
Early Income and Deferred Payments		1,053.6		4,992.3	
Retiring Pensions		1,279.3		1,259.1	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 15)		4,039.1		8,958.9
Labour Obligations		1,256.3		813.1	
Taxes		101.2		4,830.6	
Other		2,681.6		3,315.2	
TOTAL LIABILITIES			1,477,813.7		1,574,458.9
EQUITY			1,953,100.6		1,894,640.0
CORPORATE CAPITAL	(Note 16)		1,701.6		1,683.4
Divided in 170.161.992 Shares with Nominal Value of $ 10.oo each					
RESERVES	(Note 17)		1,169,814.7		1,168,009.8
Legal Reserve		*641,627.2*		*617,134.5*	
Statutory and Occasional reserves		528,187.5		550,875.3	
SURPLUS OR DEFICIT			654,118.2		627,635.3
Non Realised Profit or Loss in Inv.		207,542.0		235,276.1	
Available for Sale	(Note 18)				
Valorisations		460,209.4		430,452.1	
De-valorisations		(13,633.2)		(38,092.9)	
PROFIT OF THE PERIOD			127,466.1		97,311.5
TOTAL LIABILITIES AND EQUITY			3,430,914.3		3,469,098.9
CREDITOR CONTINGENT ACCOUNTS	(Note 19)	$	345,665.8	$	192,261.5
Endorsements and guaranties		*107,005.1*		*79,118.6*	
Other Contingencies		238,660.7		113,142.9	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 19)		863,078.6		433,387.9
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 20)		5,122,272.5		7,821,005.7
CREDITOR MEMORANDUM ACCOUNTS	(Note 20)		2,776,802.4		5,456,212.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNT		$	9,097,819.3	$	13,902,868.0
PROFIT PER SHARE (in Pesos)		$	753.12	$	583.31

Attached notes are integral part of the financial statements

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTÍZ
ACCOUNTANT (*)
T. P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my report attached hereto)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained under these financial statements and that they have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31 and June 30, 2008
(Stated in Million Pesos)

		PERIODS			
		FROM 01-07-2008 DD/MM/YYYY	TO 31-12-2008 DD/MM/YYYY	FROM 01-01-2008 DD/MM/YYYY	TO 30-06-2008 DD/MM/YYYY
DIRECT OPERATING INCOME	(Note 22)	$	966,559.1	$	817,204.0
Interest		11,848.8		8,604.3	
Profit in Neg Investment Valuation Debt Securities		18,926.4		7,136.6	
Profit in Neg Investment Valuation Participative Securities		1,576.5		6,620.3	
Profit in Investment Valuation to maintain until Maturity		2,522.2		3,778.0	
Profit in Investment Valuation Available for Sale Debt Securities		33,500.6		37,034.8	
Realised Profit in Investment Available for Sale		1,096.5		26.2	
Commissions and Fees		3,619.4		6,222.8	
Profit in Valuation of Derivatives		551,820.4		610,047.5	
Profit in Valuation of Cash Operations		3,936.3		4,264.8	
Changes		311,146.5		129,803.6	
Profit in Sale of Investments		26,565.5		3,665.1	
DIRECT OPERATING EXPENSES			923,067.8		806,686.3
Interest		79,177.1		70,983.4	
Realised Loss in Investments Available for Sale		375.3		-	
Commissions		1,912.1		3,972.0	
Loss in Valuation of Derivatives		548,114.8		579,167.3	
Changes		283,975.5		144,817.4	
Loss in Sale of Investments		4,575.5		2,695.1	
Loss in Valuation of Cash Operations		4,937.5		5,051.1	
OPERATING DIRECT RESULT			43,491.3		10,517.7
OTHER INCOME AND OPERATING EXPENSES - NET			79,885.5		54,510.6
OPERATING INCOME			121,917.8		98,990.3
Dividends and Participations		112,724.8		93,593.4	
Other	(Note 22)	9,193.0		5,396.9	
OPERATING EXPENSES			42,032.3		44,479.7
Personnel Expenses		12,408.4		13,076.0	
Other	(Note 23)	29,623.9		31,403.7	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			123,376.8		65,028.3
PROVISIONS			3,629.2		1,974.4
Investments	(Note 5)	639.6		1,778.7	
Accounts Receivable		1,323.3		89.1	
Other	(Note 24)	1,666.3		106.6	
DEPRECIATIONS - GOODS FOR OWN USE	(Note 9)		588.1		590.6
AMORTISATIONS			700.5		637.8
NET OPERATING RESULT			118,459.0		61,825.5
NON OPERATING INCOME	(Note 25)		12,971.6		41,816.3
NON OPERATING EXPENSES	(Note 21)		831.6		1,880.5
NON OPERATING NET RESULT			12,140.0		39,935.8
PROFIT BEFORE INCOME TAX			130,599.0		101,761.3
INCOME TAX AND COMPLEMENTARY	(Note 26)		3,132.9		4,449.8
PROFIT OF THE PERIOD		$	127,466.1	$	97,311.5

Attached notes are integral part of the financial statements

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTÍZ
ACCOUNTANT (*)
T. P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my report attached hereto)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified statements contained in these financial statements and that they have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.
Cash Flows Statements
Periods that ended on December 31 and June 30, 2008
(Stated in Million Pesos)

	December 2008	June 2008
Cash Flows for Operating Activities:		
Net Profit of the Period	$ 127,466.1	$ 97,311.5
Adjustments to Conciliate the Net Profit and the Net Cash Provided in Operation Activities:		
Provision Non Negotiable Investments Variable Income	639.6	1,778.7
Provision Accounts Receivable	1,323.3	89.1
Provision Goods Received in Payment	207.8	15.6
Provision Other Assets	1,458.5	21.1
Reimbursement Investments Provision	(6,279.8)	(8,997.1)
Reimbursement Accounts Receivable Provision	(111.1)	(3.1)
Reimbursement Goods Received in Payment Provision	(731.2)	(18.3)
Reimbursement Other Assets Provision	-	(0.6)
Investment Valuation, Net	(56,525.7)	(54,569.7)
Decrease Non realised Profit in Investments Available for Sale	(27,734.1)	(24,171.0)
Profit in Sale of Goods Received in Payment, Net	(256.5)	(3,118.4)
Profit in Sale of Property and Equipment, Net	(11.3)	(357.0)
Depreciations	588.1	590.6
Amortisations	700.5	637.8
Audited Profit	40,734.2	9,209.2
(Decrease) Increase Estimated Liabilities and Provisions	(4,919.8)	5,278.8
Decrease Other Liabilities	(4,012.6)	(2,249.7)
Decrease Accounts Payable	(12,090.6)	(6,958.6)
Decrease Accounts Receivable, Net	15,515.3	33,399.8
Increase in Other Assets	(25,555.1)	(12,844.3)
Decrease Goods Received in Payment	555.9	4,094.4
Net Cash Provided in Operation Activities	10,227.3	29,929.6
Cash Flow of Investment Activities:		
Sale of Investments	(68,949.5)	(51,535.6)
Profit in Sale of Investments, Net	(21,990.0)	(970.0)
Decrease Acceptances and Derivatives	5,214.3	43,956.3
Product of Sale of Investments	124,606.4	114,980.2
(Increase) Decrease Property and Equipment	(359.3)	746.6
Dividends Received in Cash	196.4	455.8
Net Cash Provided for Investment Activities	38,718.3	107,633.3
Cash Flow of Financing Activities:		
Increase Deposits and Current Liabilities	9,157.1	80,703.3
Decrease Interbank Funds Purchased and Repurchase Agreements	(84,779.3)	(109,192.9)
Dividends Paid in Cash	(95,488.4)	(70,620.7)
Net Cash Used in Financing Activities	(171,110.6)	(99,110.3)
(Decrease) Net Increase in Cash and Cash Equivalents	(122,165.0)	38,452.6
Cash at the Beginning of the Period	293,933.5	255,480.9
Cash at the End of the Period	$ 171,768.5	$ 293,933.5

Attached notes are integral part of the financial statements

JOSE ELIAS MELO ACOSTA	MARTHA CECILIA CASTRO ORTIZ	NELSON GERMÁN SEGURA GARZÓN
PRESIDENT (*)	ACCOUNTANT (*)	STATUTORY AUDITOR
	T.P. No. 40995-T	T.P. No. 24750-T
		Member of Deloitte & Touche Ltda.
		(See my attached report)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements in these financial statements and that these have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes In Stockholder's Equity
Periods that ended on December 30 and June 30, 2008
(Stated in Million Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: Fiscal provisions	At the disposal of the Assembly	Economic Promotion	Economic Capitalisation	Total	Profit or Loss Non Realised In Investments	Valorisations	De-valorisations	Former Periods Results	Profit of the Period	Stockholders Equity
Balance as of December 31 2007	$ 1,653.8	574,784.8	380,652.3	182,810.9	8.8	4.4	563,476.4	259,447.1	330,852.4	(37,394.4)	-	100,398.9	1,793,219.0
Transfer of profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	100,398.9	(100,398.9)	-
Liberation reserve for future distributions	-	-	-	(182,810.7)	-	-	(182,810.7)	-	-	-	182,810.7	-	-
Constitution Reserves on Valorisation of Investments Decree 2336/95	-	-	8,432.0	-	-	-	8,432.0	-	-	-	(8,432.0)	-	-
Constitution reserve for future distributions	-	-	-	161,777.6	-	-	161,777.6	-	-	-	(161,777.6)	-	-
Dividend in cash of $426.0 per share on 154.884.915 ordinary shares and 10.496.823 shares with preferential dividend subscribed and paid as of December 31 2007 This dividend shall be paid in six (6) monthly instalments within the following five (5) *first days of each month from April 1, 2008*	-	-	-	-	-	-	-	-	-	-	(70,620.7)	-	(70,620.7)
Dividend in shares of $257.27 per share on the 154.884.915 ordinary shares and of $257.27 per each share on the 10.496.823 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in shares, at 1 share per each 55.733796912 ordinary shares and 1 share with preferential dividend and with no right to vote for each 55.733796912 preferential shares subscribed and paid as of *December 31, 2007. Payment of stock shall be made on April 3, 2008 to whom* has the capacity of shareholder at the time payment becomes due in conformity with in force regulations. For this purpose, a total of 2.967.351 new shares will be issued. 2.779.012 ordinary shares and 188.339 preferential shares. Unit value of shares that shall be delivered shall correspond to the weighted average price of ordinary shares negotiated at the Stock Exchange in the week of January 21 to 25 2008. $14.338.51.	29.6	42,349.7	-	-	-	-	-	-	-	-	(42,379.3)	-	-
Movement of the Period	-	-	-	-	-	-	-	(24,171.0)	99,599.7	(698.5)	-	-	74,730.2
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	97,311.5	97,311.5
Balance as of June 30, 2008	$ 1,683.4	617,134.5	389,084.3	161,777.8	8.8	4.4	550,875.3	235,276.1	430,452.1	(38,092.9)	-	97,311.5	1,894,640.0
Transfer of Profits of the Period to results of former periods	-	-	-	-	-	-	-	-	-	-	97,311.5	(97,311.5)	-
Liberation reserve for future distributions	-	-	-	(161,777.8)	-	-	(161,777.8)	-	-	-	161,777.8	-	-
Constitution Reserves on Valuation of Investments Decree 2336/95	-	-	5,640.7	-	-	-	5,640.7	-	-	-	(5,640.7)	-	-
Constitution reserve for future distributions	-	-	-	133,449.3	-	-	133,449.3	-	-	-	(133,449.3)	-	-
Dividend in cash of $510.0 per share on 157.656.790 ordinary shares and 10.680.570 preferential shares subscribed and paid as of June 30, 2008 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from October 2008.	-	-	-	-	-	-	-	-	-	-	(85,852.1)	-	(85,852.1)
Dividend in shares of $202.85 per each share on the 157.656.790 ordinary shares and of $202.85 per each share on the 10.680.570 preferential shares subscribed *and paid as of December 31, 2007. This dividend shall be paid in shares, at 1 share* per each 66.223163049 ordinary shares and 1 share with preferential dividend and with no right to vote per each 66.223163049 preferential shares, subscribed and paid as of June 30, 2008. Payment of shares shall be made on October 1st, 2008 to whom has the capacity as shareholder at the time when payment is due in conformity with in force regulations. With that purpose, a total of 2.541.971 new shares shall be issued, 2.380.690 ordinary shares and 161.281 preferential shares. *Unitary value of shares that shall be delivered shall correspond to the weighted average price* of ordinary shares negotiated in the Stock Exchange in the week of July 21 to 25, 2008, $13.433.37.	18.2	24,492.7	-	-	-	-	-	-	-	-	(24,510.9)	-	-
Dividends decreed in shares that were paid in cash at the request of the stockholders	-	-	-	-	-	-	-	-	-	-	(9,636.3)	-	(9,636.3)
Movement of the period	-	-	-	-	-	-	-	(27,734.1)	29,757.3	24,459.7	-	-	26,482.9
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	127,466.1	127,466.1
Balance as of December 31, 2008	$ 1,701.6	641,627.2	394,725.0	133,449.3	8.8	4.4	528,187.5	207,542.0	460,209.4	(13,633.2)	-	127,466.1	1,953,100.6

Attached notes are integral part of these financial statements

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTÍZ
ACCOUNTANT (*)
T.P. No. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my attached report)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified statements contained hereunder and that they have been faithfully taken from the accounting books.

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FILE No. 823437

6. STATUTORY AUDITOR´S REPORT

Mr. Ricardo Rubio Rueda, partner of the firm Deloitte & Touche Ltda. that acts as Statutory Auditor of Corporacion Financiera Colombiana S.A., read the reports on CFC´s financial statements and consolidated financial statements, in the following terms:



STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30, 2008 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending, and the summary of the main accounting policies and other explanatory notes.

The Corporation Management is responsible for the preparation and correct presentation of these financial statements in agreement with the accounting guidelines and practices established by Superintendencia Financiera de Colombia (the Colombian Superintendence of Finance). This responsibility includes the *design, implementation and maintenance of an internal control system adequate for risk administration and* the preparation and presentation of the financial statements, free of significant misstatements, due to fraud or mistake, and the selection and application of appropriate accounting policies, and making accounting estimations reasonable under the circumstances.

Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos y errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoria que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof. The necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia was made available to me. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. Auditing financial statements includes an examination, on a selective basis, of the evidence that supports the figures and revelations of the financial statements. Selected auditing procedures depend on the professional judgement of the auditor, including his/her evaluation of risks and significant misstatements in the financial statements.

In risk evaluation the auditor takes into account the internal control of the entity that is relevant for the reasonable preparation and presentation of the financial statements, in order to design auditing procedures adequate for the circumstances. An audit also includes the evaluation of accounting principles used and significant accounting estimations made by the Management, and the evaluation of the general presentation of the financial statements. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, duly taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30, 2008, the result of its operations, the changes in its equity, and its cash flows for the semesters ended on said dates, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

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Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st and June 30th, 2008, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, according with the criteria and proceedings established under Circular Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

NELSON GERMÁN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
Appointed by Deloitte & Touche Ltda.

January 30, 2009.

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7. APPROVAL OF THE MANAGEMENT REPORT AND THE FINANCIAL STATEMENTS

The President of the Assembly asked the Secretary to advise on the authorization given by Superintendencia Financiera de Colombia to submit the financial statements to the consideration of the Shareholders´ General Assembly.

The Secretary advised that the controlling agency issued its approval through communication No. 2009004946-024 dated March 3, 2009, that reads as follows:

"MR.
JOSE ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE
CORPORACION FINANCIERA COLOMBIANA S.A.
Carrera 13 No. 26 – 45 Pisos 3, 7 y 8
BOGOTA D.C. (COLOMBIA)

Recording Number: 2009004946-024
File: 16-AA END OF PERIOD FINANCIAL STATEMETNS ASSEMBLY MEETINGS
Activity: 39 FINAL RESPONSE
Annexes: NO

Dear Mr. Melo:

I kindly advise you that upon reviewing the financial statements of Corporacion Financiera Colombiana S.A., on the July 1 – December 31 2008 period, its notes, Statutory Auditor´s report and other related to the Shareholders´ General Assembly Meeting to be held on March 3, 2009, this agency hereby authorizes its submission to the Shareholders´General Assembly Meeting.

Finally, please remember that for publication purposes of the financial statements provisions of paragraph 2.4, Chapter IX of External Circular Letter 100 of 1995 shall be observed.

Cordially,

RODOLFO AQUILINO CIFUENTES BUSTOS (Signed.)
INSTITUTIONAL SUPERVISION DIRECTION FOR FINANCIAL INTERMEDIARIES"

Next, the President of the Assembly asked whether the shareholders approved the financial statements, the Management Report, the Statutory Auditor´s report and other

relevant reports submitted to their consideration; the shareholders unanimously expressed their approval.

8. PROFIT DISTRIBUTION PROJECT

The President of the Assembly submitted to the consideration of the shareholders the profit distriibution and reserve Project proposed by the management, which as he indicated, is in agreement with the approved financial statements and legal and statutory provisions on this matter. The Secretary read the mentioned project that reads as follows:

CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2008

Profit before taxes			$	130,598,985,631.65
Minus: taxes provision			$	3,132,912,000.00
Profit of the fiscal period after taxes			$	127,466,073,631.65
Liberate reserve future distributions (Taxable) :			$	133,449,311,316.54
Profit at the disposal of the Assembly :			$	260,915,384,948.19
Reserve on investments valuation Dec 2336 /95	$	156,834,559.00		
Reserve for future distributions	$	150,759,032,862.35		
Dividend in cash of $528 per share on the 159.420.858 ordinary shares and the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend shall be paid in six monthly instalments, within the first five days of each month from April 2009.		$89,845,531,776.00		
Dividend in shares of $118.44 per share on the 159.420.858 ordinary shares and $118.44 per each share on the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend shall be paid in shares, at 1 share per each 110.581901199 ordinary shares and 1 share with preferential dividend and with no right to vote per each 110.581901199 preferential shares, subscribed and paid as of December 31, 2008. Payment for the shares shall be made on April 1st, 2009 to whom is a shareholder when payment is due in conformity with in force regulations. To this end, a total of 1.538.787 new shares shall be issued, 1.441.654 ordinary shares and 97.133 preferential shares. Unit value of the shares to be delivered shall correspond to the average weighted price of ordinary shares negotiated in the stock exchange in the week of January 19 to 23, 2009, $13.097,32 (1), of which $10 shall be recorded in the capital account and $13.087.32 in the legal reserve account for bonus in stock placement.	$	20,153,985,750.84		
EQUAL AMOUNTS	**$**	**260,915,384,948.19**	**$**	**260,915,384,948.19**

(1) The daily average price of the share was taken from the INFOVAL report

NOTE: Stockholders shall accept that payment in stock on the dividend to be distributed in stock. Stockholders who accept payment of this part of the dividend in shares (NOT TAXABLE), shall so inform in writing to the following address: carrera 13 No. 26-45 piso 8 of Bogota city, Office of the Secretary General of the company, at the latest on March 16, 2009, until 5:00 p.m, together with the (Fiscal Only Record) and the statement whether the stockholder is obliged or not to present the income tax return. Should the stockholder be silent, this part of the dividend shall be paid in cash (TAXABLE).

Stockholders who decide to accept payment of the dividend in shares, must take into account that fractions of shares shall be paid in cash (TAXABLE) charged to the reserve for future distributions. New shares delivered as product of profit distribution, shall not have the right to receive payment of the dividend in cash on profits of the July-December 2008 period.

Stockholders that are entities controlled by the Superintendence of Finance may accept payment in stock, understanding that receipt of stock that may increase their present participation in capital subscribed and paid of the Corporation, shall be conditioned to the authorisation of the controlling entity, that shall be requested and obtained by each stockholder, when according with legal provisions in force the aforementioned authorisation is required.

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Upon analyzing the Project distribution and reserve Project, the Shareholders´General Assembly unanimously decided to approve them under the proposed terms.

9. AMMENDMENT OF ARTICLE 6°. OF THE BY-LAWS – AUTHORIZED CAPITAL INCREASE

In order to be able to issue new shares as a result of the dividend payment in shares approved by the Assembly in this meeting, the Management proposed a capital increase of Col.Ps 100 million.

The Shareholders´ General Assembly upon evaluating this issue, unanimously decided to approve an amendment of article 6 of CFC´s by-laws, and this article shall hereinafter read as follows:

"**ARTICLE 6°. CAPITAL.** The authorized capital of Corporacion Financiera Colombiana S.A. is one thousand eight hundred fifteen million Colombian pesos ($1.815.000.000.00), divided into one hundred eighty one million five hundred shares (181.500.000) with a par value of ten Colombian pesos ($10.00) each. PARAGRAPH 1: The authorized capital shall be divided into Common Shares and Non-Voting Preferred Dividend shares. PARAGRAPH 2: The shares may be outstanding in a physical or dematerialized form, as provided by the Shareholders´General Assembly. Upon their dematerialization as authorized by the Shareholders General Assembly the shareholders renounce to request their dematerialization. PARAGRAPH 3.- The modification of the authorized capital may take place by a statutory reform approved by the Shareholders´General Assembly Meeting. And the notice of such meeting must have explicitly stated this item in the order of the day, under penalty of inefficacy. In this case, the President shall prepare a report stating the reasons that support the proposal, which shall be available to the shareholders during the calling to the meeting term."
In addition, the attending shareholders unanimously authorized the legal representative to formalize with a public deed the statutory reform and make the necessary proceedings on this respect.

10. BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITTEE ACTIVITIES

The activities carried out by the Audit Committee during the July – December 2008 period were read and unanimously acknowledged by the Assembly. The text of the mentioned report reads as follows:

"BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITTEE ACTIVITIES

Bogotá D.C., January 14, 2009.

Shareholders
Corporación Financiera Colombiana S.A.
Bogotá.

Pursuant to provisions of Circular Letter 052 of 1998 issued by former Superintendencia Financiera de Colombia, the Board of Directors is showing below the repor of the Audit Committee's activities carried out by the Audit Commitee during the second semester of 1998.

1. The Board of Directors in its July 26th, 2008 meeting, pursuant to minute No. 1575 appointed the following individuals as members:

   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. Next, the Board of Directors in its April 9, 2009 appointed Mr. Santiago Madrinan de la Torre as member of the Audit Committee replacing Mr. Jorge Ivan Villegas Montoya.

3. The Audit Committee as supporting entity of the activities performed by the Board of Directors for the implementation and supervision of CFC'internal control, carried out meetings on the 30th of July and 19th of November 2008, whereby the following issues were detailed in order to evaluate CFC's internal control structure:

   a) Financial statements as of June and October 2008.
   b) Accounts receivable as of June and October 2008.
   c) The Committee supervised the implementation and compliance with the regulation related with the Asset Laundry and Terrorism Financing Management System, making sure the necessary controls are in place in order to prevent CFC from being used as an instrument to carry out illegal activities.

      The activities performed by the Compliance Unit were submitted to the Committee.
   d) Supervision of the Comptrollership functions and activities with respect to the following issues:
      - Reports sent by the Comptrollership to the different CFC's areas, products and affiliates from the financial sector and industry sector.

- Follow-up carried out by Audit based on the responses given by the different managers of the assessed areas.
- Follow-up and control statistics on the reports issued by the Comptrollership.

e) Review of the relevant communications sent by Superintendencia Financiera de Colombia, with the corresponding responses by the management.

f) Review of the reports sent by the Statutory Auditor with their corresponding responses sent by the management.

g) At the July 30th and November 19th, 2008 Committee, CFC´s President, Mr. Jose Elias Melo Acosta, submitted a report to the Audit Commitee related to the disclosure and control system of CFC´s financial information, whereby he states that no deficiency has occured on the internal control that may have prevented CFC from recording, processing, compiling and appropriately submitting the financial information, and that no fraud has occurred that may have affected the quality of CFC´s financial information.

h) External Circular Letter 054 of 2008 from the Financial Superintendency was reviewed, related to paragraph 4.3 stating that the Board of Directors shall, through the Audit Committee, submit to the consideration of the Shareholders´ General Assembly, or equivalent entity, the resume of the eligible candidates.

i) Presentation of the meetings of the ALCO Committee on the November 2007 October 2008 period.

In conclusion, the following has been observed:

- Control structure, environment and activities in agreement with CFC´s objectives that provide appropriate security to manage the risk to which CFC is exposed.
- Internal Audit Activities independent from the audited activities. Their scope meets CFC´s internal control needs.
- Follow-up on the reports prepared by the different control entities: Financial Superintendency, Statutory Auditor, Internal Audit and Information Systems Audit.
- Reliability of the financial information, complying with the applicable regulations and norms.
- Compliance with the necessary and sufficient control in order to prevent CFC from being used as an instrument to carry out illegal operations.
- Documentation on the Committee´s activities, assessments and recommendations

Cordially,

BOARD OF DIRECTORS”

11. ELECTION OF THE BOARD OF DIRECTORS AND DETERMNATION OF FEES

The President asked the Secretary to advise about the lists recorded to make up CFC's Board of Directors for the 2009-2010 period, and encouraged the attendants to submit their proposals. He reminded that pursuant to article 44, Law 964 of 2005, the list has to contain the independent members required by such regulation.

The Secretary said that only one list had been recorded with all the requirements provided by Law 964 of 2005 and Decree 3923 of 2006 that was made up by the current Directors, as follows:

PRINCIPAL MEMBERS	ALTERNATE MEMBERS
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
GUILLERMO FERNANDEZ DE SOTO**	SANTIAGO MADRIÑAN DE LA TORRE**
JOSE LEIBOVICH GOLDENBERG** (1)	RODRIGO LLORENTE MARTINEZ**

*NON INDEPENDENT
**INDEPENDIENTE

(1) Pursuant to clarification made on an additional minute

Also, the President said that for the members of the Board of Directors or the Committees, a fee of eight hundred seventy thousand pesos (Col.Ps 870,000) has been determined for their attendance to such meetings.

The President submitted to the consideration of the Assembly the appointment of the above referred individuals as Directors for the 2009-2010 period and the determination of fees in the amount proposed, all of which was unanimously approved by the attending members.

12. ELECTION OF THE STATUTORY AUDITOR AND DETERMINATION OF FEES AND RESOURCES FOR THEIR TASK

CFC'S Executive Vicepresident advised the Shareholders General Assembly that, according to provisions of External Circular Letter 054 of October 21, 2008, issued by the Financial Superintendency of Colombia, the Board of Directors, through the Audit Committee, reviewed the proposals submitted by the firms KPMG Ltda., Pricewaterhouse Ltda. and Deloitte & Touche Ltda. to provide the service of Statutory Auditor, and found that the three of them met both the necessary requirements and the subjective qualities to appropriately carry out this function. Besides, their proposals meet CFC's legal requirements and needs, and therefore, the Committee decided to submit to the consideration of the Shareholders'General Assembly the three candidates.

Following, in order to provide the Committee with sufficient grounds to make the decision, a synthesis of the proposals received was submitted, and are an integral part of this minute.

Upon knowing and assessing the offers, the Shareholders' General Assembly unanimously decided to re-elect the firm Deloitte & Touche Ltda. as CFC's Statutory Auditor for the March 2009 – March 2010 period. This firm will be paid an annual fee of Col.Ps 202.729.300.oo plus the Value Added Tax, to be paid on equal and successive monthly allotments from the beginning date of Works until the submission of final reports, on March 2010. The invoicing shall be made within the first five days of each month in advance, and payment shall be made 30 calendar days after receipt of invoice.

Under the terms of Circular Letter 054 of 2008 from Superintendencia Financiera de Colombia, the following information is discriminated:

The number of total estimated hours is 2,260 that include attendance to the Board of Directors and Audit Committee Meetings, 18 hours.

The service team is made up by a partner responsible for this commitment, an advisor, a risk consultant, a tax expert, a computer expert, an assigned manager, a financial consulting manager, two assigned seniors and seniors and other staff nationwide. The fee includes the value of the estimated time to be invested by the task force in performing the contracted activity.

The expenses incurred by the Statutory Audit activity in developing its functions, such as faxes, transportation, mailing, photocopies, preparation and delivery of reports, secretary assistance and other minor expenses shall be assumed by Corporacion Financiera Colombiana upon their occurrence, which are estimated in Col.Ps 450.000,00 per month plus the Value Added Tax.

Corporacion Financiera Colombiana shall provide the Statutory Auditor's officials an appropriate work place, desks, telephone line and computers and other necessary items to carry out their activity.

Corficolombiana shall not assign any of its own personnel under any contractual modality to work under the instructions of the Statutory Auditor.

13. APPOINTMENT OF THE CUSTOMER DEFENSE OFFICIAL AND APPROVAL OF ITS PERFORMANCE

The Secretary of the Assembly advised that a proposal had been receipt from the Customer Defense Firm Laguado Giraldo Ltda., whereby it expresses to be in capacity of continuing providing the services of Customer Defense official under the following conditions:

The main defense official shall be Mr. Dario Laguado Monsalve and Mrs Rosa Lucía Giraldo the alternate official.

The same fee is maintained which is equivalent to Col.Ps 731.000.oo monthly plus the Value Added Tax, that includes the first three claims filed every calendar month plus an additional amount of Col.Ps146.000.oo plus the Added Value Tax for every additional claim over the basic agreement.

The mentioned fees is the appropriation provided by the law for the supply of human and technical resources in agreement with the provisions of the law .

The above values shall be modified after one year in the same sense and percentage of the Consumer Price Index.

Upon assessing the proposal, the Shareholders´General Assembly decided to accept it, and unanimously re-elected the Customer Defense firm Laguado Giraldo Ltda. as CFC´s customer defense official for the 2009-2010 period, under the stated conditions.

14. REPORT ON DONATIONS

The President said that the management wishes to submit the donations approved by Corficolombiana as of December 2008 for their ratification by the Assembly Meeting.

Such donations amounted to 212 computer equipment and other items, totally depreciated, given to Fundacion Corficolombiana or to Educar Computadores and cafetería items, also totally depreciated, given to Fundación Banco Arquidiocesano de Alimentos.

The Shareholders´ General Assembly Meeting unanimously ratified the mentioned donations.

15. PROPOSALS AND MISCELLANEOUS

The Secretary advised that no other proposals were presented by the attendants.

As there was no other topic brought about at this point and no other subject to be treated, at 4:20 p.m. of March 3, 2009, the General Assembly Meeting of Common Shareholders of Corporacion Financiera Colombiana was adjourned

THE PRESIDENT,	THE SECRETARY,
JOSE ELIAS MELO ACOSTA	MARIA ESPERANZA MOJICA RODRIGUEZ

FILE No. 823437

MINUTE APPROVING COMMISSION,

MARIO ALBERTO GONZALEZ CASTRO WILSON HENRY ABRIL NIÑO

MINUTE CLARIFYING MINUTE No. 069 OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS OF CORFICOLOMBIANA S.A. HELD ON MARCH 3, 2009.

Pursuant to provisions of Decree 2649 of 1993, article 131, the purpose of this clarifying minute is to correct the transcription mistake incurred on item 11 of Minute 069 of March 3, 2009, “Election of the Board of Directors and Determination of Fee”, when indicating the name of the individual re-elected on the seventh line of the Principal Members of the Board of Directors, where the correct name is JOSE LEIBOVICH GOLDENBERG, as it is stated on the list recorded and submitted to the consideration of the shareholders and in its annexed document, with which provisions of Law 964 of 2005 and Decree 3923 of 2006 are met.

Therefore, for all the purposes whatsoever, it is hereby certified that Mr. JOSE LEIBOVICH GOLDENBERG is the individual that has been appointed by the General Assembly Meeting of Common Shareholders of Corficolombiana S.A. as principal member of the Board of Directors for the 2009-2010 period, seventh line.

As a sign of approval, this minute is signed by the President and Secretary of the Assembly and as members of the commission appointed to approve the minute of the referred meeting.

THE PRESIDENT,

JOSE ELIAS MELO ACOSTA
(Signed).

THE SECRETARY,

MARIA ESPERANZA MOJICA RODRIGUEZ
(Signed).

MINUTE APPROVING COMMISSION,

MARIO ALBERTO GONZALEZ CASTRO
(Signed).

WILSON HENRY ABRIL NIÑO
(Signed).

RIDER 2

Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 24 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

CERTIFICACION

En la ciudad de Bogotá, D.C., a los tres (03) días del mes de marzo del año dos mil nueve (2009), siendo las 12:30 p.m., el Presidente y Secretario de la CORPORACION FINANCIERA COLOMBIANA S.A., certifican que no se dio inicio a la Asamblea General de Accionistas Preferenciales y sin Derecho a Voto de la sociedad, teniendo en cuenta que no hay quórum para deliberar de conformidad con el artículo 32 de los Estatutos Sociales.

EL PRESIDENTE | **EL SECRETARIO**

JOSE ELIAS MELO ACOSTA | **MARIA ESPERANZA MOJICA RODRIGUEZ**

FILE No. 823437

CERTIFICATION

In the city of Bogota D.C., on March 3, 2009, at 12:30 p.m. the President and Secretary of CORPORACION FINANCIERA COLOMBIANA S.A. certify that the General Assembly Meeting of Non-Voting Preferred Dividend ShareholDers did not take place, taking into account that the Quorum was insufficient according to article 32 of the Corporate by-laws.

THE PRESIDENT	THE SECRETARY
JOSE ELIAS MELO ACOSTA	**MARIA ESPERANZA MOJICA RODRIGUEZ**

FILE No. 823437

ACTA No. 069

En la ciudad de Bogotá D.C., a los tres (3) días del mes de marzo del año dos mil nueve (2009), siendo las 2:00 p.m., se reunió en la Calle 72 No. 7-64 piso PH, Club de Banqueros, la Asamblea General Ordinaria de Accionistas y de Accionistas Preferenciales sin Derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada por el Presidente de la entidad el 30 de enero de 2008, de acuerdo con lo previsto en los estatutos sociales, con la asistencia de los accionistas que se relacionan a continuación:

Acciones Ordinarias

ACCIONISTAS	# ACCIONES	REPRESENTADA
GUTIERREZ ARIAS EDUARDO	31.061	
SOTO ESTRADA MANFREDO	123.360	
RODRIGUEZ MESSIER JOSE RICARDO	208.510	
ESPEJO SAAVEDRA CUERRVO ENRIQUE	33	
MORENO BARBOSA JAIME	52.012	
MONTOYA MESTIZO JOHN ALEXANDER	2	
RODRIGUEZ TORRADO MANUEL ALEJANDRO	518.135	
FONDO SURAMERICANA DE INVERSIONES	100.000	María Adelaida Tamayo Jaramillo – Representante Legal
FONDO DE CESANTIAS SANTANDER	413.732	Ana María Lizarazo S. - Apoderada
FONDO DE CESANTIAS PORVENIR	1.676.419	María Clara Uribe Zárate – Apoderada
FONDO DE CESANTIAS PROTECCION	454.909	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES Y CESANTIAS SKANDIA	52.703	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	326.573	Sandra Gómez Arias – Representante Legal
FONDO MUTUO DE INVERSION FUTURO	67.206	Zoraida Bibiana Campo Sánchez – Apoderada
FONDO DE CESANTIAS COLFONDOS	325.001	Rafael España Amador – Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.150.635	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES SANTANDER	3.338.571	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	2.897.219	Rafael España Amador – Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	11.881	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	11.429.189	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES HORIZONTE	4.269.131	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES VOLUNTARIAS HORIZONTE	15.543	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	1.262.555	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES VOLUNTARIAS MULTIFUND SKANDIA	2.370	Sandra Liliana Beltrán Sánchez – Apoderada
FIDEICOMISO P.A. HERMANIT. DE LOS POBRES	287	Jaime Aquiles Torres Yepes - Apoderado
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	24.078	Rafael España Amador – Apoderado
FONDO ALTERNATIVO DE PENSIONES SKANDIA	13.286	Sandra Liliana Beltrán Sánchez – Apoderada

BANCO DE BOGOTA	62.723.071	Mario Alberto González Castro – Apoderado
COMPAÑÍA DE SEGUROS BOLIVAR S.A.	248.026	Ana María Roa Sarmiento - apoderada
BANCO POPULAR	9.222.508	Jesús Alfonso Santacruz Guzmán – Apoderado
CORPORACION BCO BTA PARA EL FOMENTO DE LA EDUCACION	137.390	Mario Alberto González Castro – Apoderado
BANCO DE OCCIDENTE	22.392.293	Wilson Henry Abril Niño – Apoderado
ACTIVE SMALL CAP EMERGING MARKEST SECURITES LENDIN	15.305	Ivonn Carolina Murcia Carrero – Apoderada
INTERBOLSA S.A. COMISIONISTA DE BOLSA	1	José Fernando Restrepo Jaramillo - Apoderado
CARTERA COLECTIVA ABIERTA SEGURIDAD BOLIVAR	359.704	Ana María Roa Sarmiento - apoderada
Total Acciones	**125.862.699**	

Acciones con Dividendo Preferencial y sin Derecho a Voto

ACCIONISTAS	# ACCIONES	REPRESENTADA
DIAZ RONDON VICTOR HUGO	753	
SOTO ESTRADA MANFREDO	6.910	
RODRIGUEZ MESSIER JOSE RICARDO	4.945	
ESPEJO SAAVEDRA CUERVO ENRIQUE	33	
RODRIGUEZ TORRADO MANUEL ALEJANDRO	8.060	
FONDO DE CESANTIAS SANTANDER	94.372	Ana María Lizarazo S. – Apoderada
FONDO DE CESANTIAS PORVENIR	264.375	María Clara Uribe Zárate – Apoderada
FONDO DE CESANTIAS PROTECCION	145.247	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE CESANTIAS HORIZONTE	15.858	Sandra Gómez Arias – Representante Legal
FONDO MUTUO DE INVERSION FUTURO	153	Zoraida Bibiana Campo Sánchez – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.787.930	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES SANTANDER	351.716	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	1.150.922	Rafael España Amador – Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	486	Ana María Lizarazo S. – Apoderada
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	138.856	Ana Lucía Hoyos Orrego – Representante Legal
FONDO DE PENSIONES HORIZONTE	512.167	Sandra Gómez Arias – Representante Legal
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	386	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	752.276	María Clara Uribe Zárate – Apoderada
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	2.034	Rafael España Amador – Apoderado
COMPAÑÍA DE SEGUROS BOLIVAR S.A.	83.895	Ana María Roa Sarmiento - apoderada
CARTERA COLECTIVA ABIERTA SEGURIDAD BOLIVAR	28.908	Ana María Roa Sarmiento - apoderada
Total Acciones	**5.350.282**	

La convocatoria fue efectuada por medio de avisos publicados el treinta (30) de enero de dos mil nueve (2009) en los periódicos La República, edición No. 18.261, y El País, edición 21.146.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 3 de marzo de 2009 a las doce del día (12 m), en la Calle 72 No. 7-74 piso P.H., Club de Banqueros, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 3 de marzo de 2009 a partir de las 2:00 p.m., en la Calle 72 No. 7-64 piso P.H., Club de Banqueros, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio-diciembre de 2008
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2008
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de la administración y de los estados financieros
8. Proyecto de distribución de utilidades
9. Reforma del artículo 6º. de los estatutos sociales – Aumento del capital autorizado
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Elección de Junta Directiva y asignación de honorarios
12. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión
13. Nombramiento del Defensor del Cliente y apropiaciones para su gestión
14. Informe donaciones
15. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los

casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELIAS MELO ACOSTA
Presidente"

La convocatoria a la Asamblea General Ordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin derecho a voto, se divulgó al mercado, como información relevante, el 30 de enero de 2009. Así mismo, se dio aviso de la citada convocatoria a la Superintendencia Financiera de Colombia mediante oficio radicado bajo el No.2009007600-000-000.

Presidió la reunión el doctor José Elías Melo Acosta, Presidente de la Corporación, y como Secretaria actuó María Esperanza Mojica Rodríguez, Secretaria General de la entidad, conforme a lo previsto en el artículo 29 de los estatutos sociales.

A la reunión concurrieron también el doctor Ricardo Rubio Rueda, socio de Deloitte & Touche Ltda., firma que ejerce la Revisoría Fiscal, y el doctor Alfonso Rodríguez Azuero, Vicepresidente Ejecutivo de la Corporación.

La Secretaria de la Asamblea informó a los convocados que:

(i). En las oficinas de la Dirección General de Corficolombiana S.A. estuvieron a disposición de los señores accionistas, dentro del término legal, todos los documentos exigidos por la ley.

(ii). Se dio cumplimiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera de Colombia), relativa a la transparencia, independencia y equidad que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la Asamblea General de Accionistas.

A continuación, el Presidente siguió con el desarrollo de la reunión, así:

1. VERIFICACION DEL QUORUM

La Secretaria informó que se encontraban presentes o debidamente representadas 125.862.699 acciones ordinarias, de las 159.420.858 acciones que a la fecha tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.350.282 acciones con dividendo preferencial y sin derecho a voto de las 10.741.134 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, para un total de 131.212.981 acciones del total de las acciones suscritas y pagadas, lo que equivale al 77.11%.

De conformidad con lo anterior, hubo quórum suficiente para deliberar y decidir válidamente.

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por los accionistas por unanimidad:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio-diciembre de 2008
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2008
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de la administración y de los estados financieros
8. Proyecto de distribución de utilidades
9. Reforma del artículo 6°. de los estatutos sociales – Aumento del capital autorizado
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Elección de Junta Directiva y asignación de honorarios
12. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión
13. Nombramiento del Defensor del Cliente y apropiaciones para su gestión
14. Informe donaciones
15. Proposiciones y varios

3. DESIGNACION DE LA COMISION PARA APROBACION DEL ACTA

Los accionistas, por unanimidad, comisionaron a los doctores Mario Alberto González Castro y Wilson Henry Abril Niño para la aprobación del acta de la reunión.

4. INFORMES DE LA JUNTA DIRECTIVA Y DEL PRESIDENTE DE LA CORPORACION CORRESPONDIENTES AL EJERCICIO JULIO-DICIEMBRE DE 2008

El doctor José Elías Melo Acosta presentó el informe conjunto de la Junta Directiva y del Presidente a los Accionistas, correspondiente al ejercicio julio-diciembre de 2008.

Luego de mostrar los resultados financieros de la Corporación, resaltó la solidez del balance y su rentabilidad alta y sostenida, que le han permitido merecer la calificación AAA por parte de Duff and Phelps Colombia y BRC Investor Services. En cuanto a la distribución de dividendos señaló que ha sido estable, con una tendencia positiva, sin afectar las posibilidades de inversión y crecimiento, lo cual ha sido posible por tener un portafolio diversificado y de bajo riesgo. Después de mencionar las principales inversiones y sus buenas perspectivas, agregó que en el futuro, ese portafolio seguirá generando valor para los accionistas, a través de mayores dividendos y realización del valor de sus inversiones.

A continuación se trascribe el texto completo del informe de gestión:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2008. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

FILE No. 823437

ACTIVIDAD ECONOMICA 2008

En 2008 la economía colombiana entró en un periodo de desaceleración originado por la crisis financiera mundial que inició a mediados de 2007 en Estados Unidos y se agudizó en este período. Según las cifras reveladas por el DANE, en el tercer trimestre de 2008 el crecimiento económico fue 3.12% anual, frente a 6.15% en el mismo trimestre del año anterior.

PIB por ramas de actividad económica (variación % real anual)

Rama	2007-3	acumulado 2007-3	2008-3	acumulado 2008-3
Agropecuario	1.80	3.45	1.22	3.13
Minas y canteras	0.93	1.94	10.05	7.65
Industria	7.24	10.10	-2.35	0.30
Electricidad	3.08	3.77	1.37	1.28
Construcción	-3.54	9.61	16.83	7.48
Comercio	8.28	9.18	-0.03	1.70
Transporte	11.00	10.43	3.42	5.83
Establecimientos financieros	7.68	7.19	6.45	6.29
Servicios sociales	5.84	4.63	2.57	3.09
PIB	6.18	7.43	3.12	3.80

Fuente: DANE – cálculos CFC

Los resultados del tercer trimestre de 2008 (2008-3) muestran que las ramas de actividad económica que más contribuyeron al crecimiento fueron construcción, minas y canteras, y establecimientos financieros, con crecimientos de 16.83%, 10.05% y 6.45% respectivamente. A pesar de que la Construcción fue el sector que más creció en el tercer trimestre, ésta ha presentado una desaceleración a lo largo de 2008. Durante los primeros dos trimestres, el crecimiento fue 1.24% y 4.99% en cada uno. Adicionalmente, una comparación del crecimiento acumulado al tercer trimestre entre 2007 y 2008 confirma que la Construcción presenta una desaceleración, pues su crecimiento acumulado a 2007-3 fue 9.61% mientras que en 2008-3 fue 7.48%.

El crecimiento dinámico de Minas y Canteras en 2008-3 captura el efecto del aumento en los precios de los productos básicos (i.e. petróleo, carbón y oro) que en julio de 2008 alcanzaron máximos históricos. Teniendo en cuenta la caída que se produjo en el precio de las materias primas durante el segundo semestre de 2008 se espera que el sector de minas y canteras presente una desaceleración en el último trimestre del año.

Los sectores de menor dinamismo con respecto al resultado registrado un año atrás fueron transporte, comercio e industria. Transporte creció 3.42% frente a 11% en el tercer trimestre de 2007 (2007-3) mientras la actividad real de Comercio e Industria se contrajo 0.03% y 2.35% respectivamente. Estos resultados son reflejo de que el consumo de los hogares colombianos también se está desacelerando.

Según los resultados de la Muestra de Comercio Minorista publicados por el DANE, para octubre de 2008 el comercio total minorista sin combustibles decreció 0.14%, y el total minorista sin combustibles y vehículos creció 0.81%, frente a un crecimiento de 3.94% y 3.41% respectivamente en el mismo mes de 2007. En octubre del año pasado las ventas reales de

vehículos y motocicletas cayeron 4.83%. El cálculo de tendencias muestra que las ventas reales de comercio se han desacelerado desde febrero del año pasado.

Ventas Reales de Comercio Minorista – crecimiento % anual


18%
13%
8%
3%
-2%
-7%
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08
Total Comercio Minorista sin Combustibles
Total Comercio Minorista sin Combustibles ni Vehículos

Fuente: DANE – MMCM

Así mismo, según la Muestra Mensual Manufacturera publicada por el DANE para noviembre de 2008, la producción real cayó 13.32%, agravando la contracción de meses anteriores. En septiembre la caída en la producción fue 3.47%, mientras en octubre se registró un crecimiento negativo de 7.44%. Entre enero y noviembre la producción real se redujo en 3% y las ventas reales también. El cálculo de tendencias muestra que el ciclo de negocios más reciente de la producción industrial se encuentra en la etapa de contracción.

Índice de producción real industrial – promedio móvil 12 meses


145
135
125
115
105
95
85
Dec-97
May-98
Oct-98
Mar-99
Aug-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08

Fuente: DANE - MMM

Según los resultados de la Muestra Manufacturera, 12 de las 47 clases industriales presentaron variaciones positivas. Las que más contribuyeron al crecimiento fueron papel, cartón y sus productos (0.288%), producción, transformación y conservación de carne y pescado (0.209%), actividades de edición (0.18%), actividades de impresión (0.101%) y productos de cerámica no refractaria para uso no estructural (0.065%). Ahora, dentro de las clases de producción industrial que menos contribuyeron al crecimiento resaltan vehículos automotores y sus motores (-2.745%), productos de molinería y almidones (-1.589%), prendas de vestir y confecciones (-1.287%).

Muestra Mensual Manufacturera – noviembre 2008

	Clases industriales	Contribución a la variación anual producción real
▲	Papel, cartón y sus productos	0.288%
	Producción, transformación y conservación de carne y pescado	0.209%
	Actividades de edición	0.180%
	Actividades de impresión	0.101%
	Productos de cerámica no refractaria, para uso no estructural	0.065%
▼	Vehículos automotores y sus motores	-2.745%
	Productos de molinería y almidones	-1.589%
	Prendas de vestir, confecciones	-1.287%
	Sustancias químicas básicas, fibras sintéticas y artificiales	-1.215%
	Bebidas	-0.934%

De otro lado, el crecimiento económico de los principales componentes de la demanda muestra que en 2008-3 la formación bruta de capital presenta el mayor ritmo de crecimiento (12.01%). En cada uno de los primeros dos trimestres se había registrado un crecimiento de 9.11% y 9.26%. El consumo final creció 2.02%, frente a 6.92% en el mismo trimestre del año anterior. A pesar de la desaceleración económica el consumo de los hogares sigue creciendo por encima del consumo del gobierno. En 2008-3 el consumo de hogares creció 2.04% y el del gobierno 1.95%, mientras en 2007-3 el crecimiento fue 6.99% y 6.67% respectivamente.

En términos de la contribución al crecimiento del PIB, en 2008-3 la formación bruta de capital presentó la mayor contribución. Desde 2007-4 la contribución del consumo final ha perdido participación, mientras las exportaciones netas, (exportaciones menos importaciones) han venido restando puntos al crecimiento total de la economía.

Contribución al crecimiento del PIB: 2007-1 – 2008-3


Consumo final
Formación bruta de capital
Exportaciones netas
PIB
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
-5%
6.7%
7.0%
-4.9%
4.0%
5.4%
-1.7%
1.7%
5.8%
-1.4%
3.2%
6.0%
2.5%
3.1%
-1.0%
2.6%
1.9%
3.4%
1.7%
-1.9%
2007-1
2007-2
2007-3
2007-4
2008-1
2008-2
2008-3

Fuente: DANE

En el frente comercial, según las cifras disponibles para el tercer trimestre de 2008 las importaciones crecieron 6.97% en términos anuales mientras que las exportaciones 1.41%. Por el lado de los resultados de sector externo disponibles a octubre de 2008, Colombia registra un

FILE No. 823437

superávit comercial de 1.192,4 millones de dólares (periodo enero-octubre). Este superávit responde al crecimiento acumulado, (periodo enero y octubre), en el valor de las exportaciones de petróleo y sus derivados de (97%). Según los datos del DANE en octubre de 2008 las exportaciones totales crecieron 20.7% anual, mientras las importaciones crecieron 16.9%. Sin embargo, para los meses restantes de 2008 las exportaciones no van a registrar tan buen comportamiento, pues la caída en el precio internacional del petróleo más la disminución en la demanda mundial hará que el crecimiento en el valor de las exportaciones disminuya a lo largo de 2009.

Balanza Comercial


millones de dólares
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008 (oct)

Fuente: DANE

La inflación cerró el año por encima de la meta establecida por el Banco de la República. La presencia de presiones inflacionarias por exceso de demanda, que se dieron desde el primer semestre de 2006, se agravaron en el primer semestre de 2008 por el aumento en el precio de las materias primas a nivel internacional. A pesar del esfuerzo del Banco de la República las presiones inflacionarias originadas en el precio de alimentos y combustibles no pudieron ser contenidas. Así, la inflación total en 2008 fue 7.67% mientras que la inflación sin alimentos se ubicó en 5.11%. A pesar de la caída en el precio internacional del petróleo a partir de septiembre del año pasado, el efecto no se transmitió en el precio de los bienes de la canasta básica. Adicionalmente, la disminución en el precio de materias primas se compensó con el aumento en la tasa de cambio. Así mismo, la prolongación del invierno restringió la oferta de tubérculos y legumbres mientras el precio de transporte aumentó por causa de los derrumbes en las principales carreteras del país.

Índice de Precios al Consumidor – total y sin alimentos


Variación anual (%)
11%
10%
9%
8%
7%
6%
5%
4%
3%
Total
Sin alimentos
7.67%
5.11%
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
Jun-03
Nov-03
Apr-04
Sep-04
Feb-05
Jul-05
Dec-05
May-06
Oct-06
Mar-07
Aug-07
Jan-08
Jun-08
Nov-08

Fuente: DANE

Por grupos, el precio de los bienes transables aumentó 2.27% anual, superior a la inflación de bienes transables registrada en 2007 (2.28%) Por otro lado, la inflación de los bienes no transables ascendió a 5.25%, también superior a la observada en 2007 (5.19%).

No obstante, el Banco de la República cambió su postura de política monetaria contractiva debido a la reducción en las expectativas de inflación: recortó la tasa de interés de intervención en 50 pbs en su última reunión después de haber hecho un incremento acumulado de 400 pbs desde mayo de 2006. Al 20 de enero la tasa de interés se ubica en 9.50%.

En 2009 las presiones inflacionarias por exceso de demanda se seguirán disipando en la medida que la economía continúe en la senda de desaceleración. Según la encuesta de expectativas del Banco de la República el mercado espera que la inflación anual en 2009 se ubique en 5.28%, por lo tanto también se espera que el Banco de la República continúe en su postura de política monetaria expansiva.

En lo corrido de 2008 la DTF aumentó 132 puntos básicos, ubicándose en 10.33%, sin embargo este aumento no responde totalmente al movimiento en la tasa de intervención. En el periodo comprendido entre mayo de 2006 y diciembre de 2008 la diferencia promedio entre la DTF y la tasa de interés de intervención era de –44 pbs, frente a un promedio histórico de 70 pbs, desde enero de 2000.

Tasas de interés nominales


DTF (e.a)
Tasa BR
15%
13%
11%
9%
7%
5%
ene-00
jul-00
ene-01
jul-01
ene-02
jul-02
ene-03
jul-03
ene-04
jul-04
ene-05
jul-05
ene-06
jul-06
ene-07
jul-07
ene-08
jul-08
ene-09

Fuente: Banco de la República

La baja reacción de las tasas de interés (p.e la DTF) a los movimientos de la tasa de interés de intervención parece estar explicada por una ruptura parcial del canal de transmisión de la política monetaria en Colombia. Algunos estudios sostienen que como consecuencia de la mayor proporción de inversiones en títulos de renta fija que tenían los establecimientos de crédito a mediados de esta década, los incrementos en la tasa de interés de intervención, al igual que las mayores presiones inflacionarias, no se vieron reflejados sobre las tasas de interés activas. El contexto negativo de tasas de interés motivó a las instituciones financieras a liquidar sus inversiones en títulos de renta fija en vez de presionar al alza las tasas de interés para solucionar sus necesidades de recursos. Este comportamiento en el balance de las entidades financieras terminó presionando al alza las tasas de negociación de los títulos de deuda pública, a la vez que impidió que se generaran fuertes presiones al alza en las tasas de interés pasivas.

El crecimiento de la cartera presentó una desaceleración durante 2008, debido fundamentalmente al mayor deterioro de la calidad de la cartera en algunos segmentos y a la incertidumbre en torno a la crisis internacional.

Según las cifras disponibles a noviembre de 2008 el saldo de la cartera total del Sector Financiero creció 18.4% anual frente a 26.5% anual en noviembre de 2007. La cartera que muestra una mayor desaceleración es la de consumo, en noviembre creció 13.4% anual frente a 34.9% del año anterior. El microcrédito en cambio muestra un comportamiento dinámico, creció 42.3% anual en noviembre de 2008 mientras un año atrás lo había hecho 18.1%, cifra afectada por cambios en los criterios de clasificación.

Saldo de Cartera del SF – millones de pesos

Tipo de cartera	Nov-07		Nov-08	
	Rubro	(%) anual	Rubro	(%) anual
Total	107,111,334	26.5%	126,835,576	18.4%
Comercial	67,000,439	24.7%	82,019,008	22.4%
Consumo	33,948,524	34.9%	38,502,377	13.4%
Microcrédito	1,953,688	18.1%	2,780,907	42.3%
Vivienda	8,889,791	15.9%	9,944,110	11.9%

Fuente: Superfinanciera

En cuanto al mercado laboral, desde la crisis de finales de los noventa a hoy la tasa de desempleo, a nivel nacional, llegó al mínimo de 9,4% en noviembre de 2007. Desde entonces hasta la última cifra publicada por el DANE, el desempleo en Colombia ha aumentado. Esta tasa es la relación entre la población desocupada y la población económicamente activa (PEA), es decir las personas en edad de trabajar que se encuentran empleados o, activamente buscando empleo en caso de estar sin trabajo. Por lo tanto, el nivel de desempleo puede aumentar por un incremento en el número de trabajadores desocupados o por la disminución de la población económicamente activa.

Según el último resultado, en noviembre de 2008 la tasa de desempleo se encuentra en 10.80%. Este resultado, 140 pbs superior al registrado un año atrás se debe a un aumento de 12.62% en la población desocupada y una disminución de 1.92% en la PEA. Es decir, en un año 235 mil personas perdieron su empleo.

Tasa de Desempleo Total Nacional


16%
15%
14%
13%
12%
11%
10%
9%
8%
cambio % PEA (eje der.)
cambio % desocupados (eje der.)
tasa desempleo (eje izq.)
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08

Fuente: DANE – ECH

Mercados Locales

En 2008 el comportamiento de los mercados locales presentó una alta sensibilidad al comportamiento de los mercados financieros a nivel mundial. La profundización de la crisis económica internacional y la recesión de las principales economías desarrolladas generaron incertidumbre y volatilidad. Como consecuencia los mercados accionario y cambiario reflejaron el cambio en el apetito de riesgo de los inversionistas por activos de economías emergentes, y presentaron variaciones negativas. En todo caso, este comportamiento fue menos grave que en mercados más expuestos a los movimientos de capitales, en razón a las medidas restrictivas impuestas desde hacía varios meses por la Junta Directiva del Banco de la República. El mercado de renta fija, en cambio, presentó una variación positiva a lo largo del año. La deuda corporativa se valorizó 16%, frente a 6.9% en 2007 (IDC Corficolombiana), y la deuda pública (IDP Corficolombiana) se valorizó 14.2%, (en 2007 lo hizo 1,1%). El mercado de renta variable fue el que más se vio afectado por la crisis financiera internacional. En 2008 el IGBC presentó una desvalorización de 29.3%, superior a la caída presentada en 2007 (-4.2%).

Comportamiento de Mercado Locales – ene 2006 =100


130
120
110
100
90
80
70
IGBC
TRM
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
130
125
120
115
110
105
100
95
90
IDC
IDP

Fuente: BVC, Superintendencia Financiera y Corficolombiana

El peso colombiano continuó, hasta fines del tercer trimestre de 2008, con el proceso de revaluación que se venía presentando desde junio de 2006. Posteriormente, la salida de capitales de portafolio condujo al peso hacia un proceso de devaluación. La tasa de cambio cerró el año en 2243.59 pesos, presentando una devaluación de 11.4%. Durante el año el comportamiento de la tasa de cambio estuvo caracterizado por una alta volatilidad. Se registró una promedio en la volatilidad diaria de 30 pesos.

Volatilidad diaria de la cotización del dólar


Max - Min (COP)
120
100
80
60
40
20
0
02-Jan
16-Jan
30-Jan
13-Feb
27-Feb
12-Mar
26-Mar
09-Apr
23-Apr
07-May
21-May
04-Jun
18-Jun
02-Jul
16-Jul
30-Jul
13-Aug
27-Aug
10-Sep
24-Sep
08-Oct
22-Oct
05-Nov
19-Nov
03-Dec
17-Dec

Fuente: Cálculos Corficolombiana con base en datos de Bloomberg

Sector financiero

Las cifras de crecimiento disponibles a 2008-3 muestran que a pesar de la crisis financiera internacional el sistema financiero muestra un comportamiento positivo aunque los indicadores de cartera muestran señales de deterioro. En el tercer trimestre de 2008 los establecimientos financieros crecieron 6.45% anual, frente a 7.68% del año anterior.

Los resultados reportados por la Superintendencia Financiera con cierre de noviembre 2008 son evidencia de que 2008 fue un buen año para el sistema financiero, las utilidades de ejercicio crecieron 21.69% real anual, mientras el crecimiento real reportado en noviembre de 2007 fue 10.94% anual. En términos nominales las utilidades de noviembre 2008 fueron 884 mil millones de pesos superiores frente a las de noviembre de 2007. Los indicadores de rentabilidad de sistema no han presentado cambios significativos, en noviembre el ROA y ROE para todo el sistema se ubicó en 2.33% y 19.68%, respectivamente, mientras en el mismo mes de 2007 cada uno fue 2.36% y 20.12%.

En 2009 la evolución de la calidad de la cartera representará un riesgo para el sistema financiero. En el último año el indicador de calidad de la cartera ha pasado de 3.43% a 4.42%. Así mismo el cubrimiento de la cartera también ha disminuido, entre noviembre de 2007 y 2008 pasó de 119,69% a 107.5%. Una reducción en el ingreso disponible de los hogares debido a la disminución de la actividad económica hará que estos indicadores presenten un deterioro adicional en 2009.


Calidad y cubrimiento de cartera
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
calidad
(eje der.)
cubrimiento
(eje izq.)
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Apr-95
Jan-96
Oct-96
Jul-97
Apr-98
Jan-99
Oct-99
Jul-00
Apr-01
Jan-02
Oct-02
Jul-03
Apr-04
Jan-05
Oct-05
Jul-06
Apr-07
Jan-08
Oct-08

Fuente: Superfinanciera (Total sistema financiero sin IOE sin cooperativas)

Por el lado de la composición del activo, durante el segundo semestre de 2008 la participación de la cartera se mantuvo constante. La participación de las inversiones cayó a lo largo del año, en noviembre de 2007 éstas representaban el 18.3% del activo, mientras en noviembre de 2008 eran el 16.6%. En 2009 esta participación volverá a aumentar en la medida que las tasas de títulos de deuda pública sigan disminuyendo y las entidades financieras incrementen su posición en estos títulos. Así mismo se espera una reducción en la participación de la cartera por la disminución en la colocación de créditos especialmente de consumo.

FILE No. 823437

Participación del activo de los establecimientos financieros


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Otros activos
Cartera
Inversiones
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08

Fuente: Superfinanciera

Perspectiva 2009

El crecimiento económico del país en 2009 estará caracterizado por una disminución de la demanda interna y la reducción en el flujo de comercio exterior. Teniendo en cuenta el resultado al tercer trimestre de 2008, en Corficolombiana se estima un crecimiento real anual de 3.9% en 2008 y 3.4% en 2009. La desaceleración en el consumo, que en 2008 se dio por el aumento en tasas de interés y la disminución del crédito, se va a ver agravada en 2009 por el deterioro en el mercado laboral. Para 2009 estimamos un crecimiento anual en el consumo de los hogares de 2.1%.

El crecimiento de las exportaciones se verá afectado por la caída en el precio de materias primas y las exportaciones hacia Estados Unidos y Venezuela. Los resultados de comercio exterior a octubre de 2008 muestran deterioros en el comercio hacia Venezuela pero no hacia Estado Unidos. El valor de las exportaciones a Venezuela aumentó 12.5% anual, frente a 80% en octubre de 2007. Así mismo, las exportaciones en toneladas crecieron 5.5% anual en octubre de 2008 frente a un crecimiento de 33.6% en octubre de 2007. Por otro lado, las exportaciones a Estados Unidos aumentaron 9.5%, un año atrás este crecimiento fue 1.1%. Las exportaciones por toneladas también mostraron un mejor comportamiento en octubre de 2008, crecieron 31.9% frente a 0% del año anterior. A pesar del la disminución en el crecimiento de las exportaciones en 2009, una reducción en el nivel de las importaciones (por una menor demanda interna) hará que las exportaciones netas resten menos puntos al crecimiento del PIB.


Proyecciones de PIB según demanda
Exportaciones totales
3.9%
9.9%
11.9%
Formación bruta de capital
3.4%
8.5%
20.6%
Consumo final
2.4%
2.7%
6.5%
Importaciones totales
0.9%
8.3%
19.0%
PIB
3.4%
3.9%
7.7%
2007
2008
2009
0%
5%
10%
15%
20%
25%

Fuente: Proyecciones Corficolombiana

Por el lado de la oferta de acuerdo con nuestras estimaciones, se espera que los sectores como establecimientos financieros, agricultura, explotación de minas y transporte sean los que presenten las mayores tasas de crecimiento en 2009. Los sectores que tendrán los menores crecimientos serán industria, electricidad y construcción.


Crecimiento del PIB - oferta
Servicios sociales
3.4%
3.7%
Establecimientos Financieros
6.2%
6.6%
Transporte
5.4%
5.8%
Comercio
2.6%
2.9%
-0.5%
Construcción
0.0%
Electricidad
1.8%
2.2%
Industria
2.0%
2.4%
Minas y canteras
4.8%
5.1%
Agropecuario
3.9%
4.3%
2009
2008
-2.0%
0.0%
2.0%
4.0%
6.0%
8.0%
Fuente: Proyecciones Corficolombiana

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del año 2008 la Corporación registró un total de activos de $3.430.914 millones, mayor en 0.91% al cierre del año anterior. En el activo el rubro más importante es el total de inversiones que registraron un saldo de $2.706.713 millones y representan el 79% del total del activo.

El total de pasivos a diciembre de 2008 fue de $1.477.814 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que registraron un valor de $1.007.758 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $350.644 millones.

El patrimonio de la Corporación a diciembre de 2008 fue de $1.953.101 millones, superior en 8.92% al valor registrado a cierre del año 2007. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del segundo semestre de 2008 fue de 51.89%.

Pérdidas y Ganancias

La Corporación registró a cierre del año 2008 una utilidad neta de $224.778 millones de los cuales $ 127.466 millones fueron registrados en el segundo semestre y $97.312 millones corresponden al primer semestre. El rubro más importante dentro del estado de resultados de la Corporación es el de los dividendos recibidos de las empresas en las cuales se tiene participación, también se destacó la gestión de la Tesorería que generó ingresos importantes para la Corporación y hay que mencionar el hecho de que la participación de los ingresos extraordinarios (provenientes de BRP y normalización de activos) dentro del P y G es cada vez

menor, lo que refleja la estabilidad de los ingresos operacionales y el fortalecimiento de las unidades de negocio de la Corporación.

FECHA	UTILIDAD NETA
Jun-06	114,547
Dic-06	558,278
Jun-07	105,263
Dic-07	100,399
Jun-08	97,312
Dic-08	127,466

Cifras en millones de Pesos

En el periodo julio-diciembre de 2008 el resultado operacional neto registró un valor de $118.459 millones, y en el año este valor ascendió a $180.285 millones.

FECHA	RESULTADO OPRACIONAL NETO
Jun-06	107,382
Dic-06	548,275
Jun-07	76,397
Dic-07	54,429
Jun-08	61,826
Dic-08	118,459

Cifras en millones de Pesos

Estos resultados son reflejo, en primer lugar, de un portafolio de inversiones sano, diversificado y estable en la generación de rendimientos. De hecho, por el negocio de inversiones de capital se recibieron durante el segundo semestre dividendos por $112.725 millones, que sumados a los $93.593 millones recibidos en el primer semestre representa un total de dividendos al año de $206.318 millones, este valor supera en más del 50% los dividendos recibidos en el año 2007. Adicionalmente el rubro de utilidad en venta de acciones registró un ingreso al año de $23.373 millones, donde se refleja la operación de la venta de la participación en Lloreda S.A..

En segundo término, la gestión de los negocios de la Corporación como entidad de intermediación señala una excelente recuperación y generación de valor al resultado final de la entidad. En efecto, el negocio de tesorería, que incluye valoración de portafolio, trading y mercado de divisas, generó en el segundo semestre del año 2008 un total de ingresos brutos de $81.087 millones, superior a los $62.493 millones registrados en el primer semestre y que dan como resultado un año con ingresos brutos de $143.580 millones. Este valor es más del 50% mayor al resultado generado por el negocio de Tesorería en el año 2007.

El negocio de banca de inversión participó en el resultado operacional neto del segundo semestre con ingresos por $1.767 millones, más las comisiones del primer semestre de $2.292 millones, significa un ingreso total al año de $4.059 millones.

El negocio de banca privada generó comisiones por $4.253 millones en el año 2008 de los cuales $2.734 millones se dieron en el primer semestre y $1.520 millones en el segundo.

En la cesión de Activos y Pasivos realizada en el año 2006 la Corporación adquirió los derechos sobre un Patrimonio Autónomo compuesto por cartera calificada en E y un cliente específico en D. De acuerdo al contrato las recuperaciones o ingresos recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración dicho patrimonio serían para Corficolombiana, este rubro representó para la Corporación en el año 2008 un ingreso de $25.330 millones, de los cuales $15.700 millones corresponden a la venta de unos pagarés y los $9.630 millones restantes provienen de los pagos normales de los acuerdos.

ACTIVIDAD COMERCIAL

Mercadeo

Canales Electrónicos

Se consolidó la utilización por parte de nuestros clientes del canal de Internet Móvil a través del Portal Monitor Móvil, el cual hoy tiene registrados más de 900 usuarios diferentes al mes, este canal suministra información en tiempo real de los mercados financieros, cambiarios y accionarios. De igual manera el portal de internet 2.0 de la Corporación y las Filiales Financieras se encuentra en pruebas finales, con este servicio proporcionaremos a nuestros clientes y usuarios una mayor facilidad en el acceso de información como también una mayor fuente de recursos para análisis financieros a través de herramientas gráficas e interactivas.

En relación con el canal transaccional, se desarrollo el modulo de servicio para claves de acceso y control de pagos con el fin de brindar una mayor seguridad a nuestros clientes, igualmente se avanzó en el desarrollo del servicio PSE, el cual agiliza los pagos de las obligaciones de los clientes de nuestra filial Leasing corficolombiana a través del canal ACH.

Al finalizar el año 2008, se dio inicio al proyecto de actualización tecnológica del canal de transacciones electrónicas en conjunto con ATH, para estructurar un nuevo servicio que nos permita brindar mayor seguridad, agilidad y nuevas opciones a nuestros clientes; este proyecto tiene una primera fase de definición y alcance que deberá ser terminada en el mes de Marzo. Se estima concluir con su desarrollo implementación y entrada en funcionamiento al finalizar el año.

Productos

Durante el segundo semestre del año 2008 se adelantó con la Fiduciaria Corficolombiana el desarrollo de tres carteras colectivas, para ampliar la oferta de valor al mercado en cada uno de los segmentos y optimizar la rentabilidad del negocio. Igualmente se realizó el seguimiento a los productos de Manejo de Liquidez, Fondo de Hidrocarburos, FICH II y APT. Para el primer semestre del 2009 se pondrá en funcionamiento un modelo de seguimiento comercial para enfocar y dinamizar la labor de la fuerza de ventas de esta filial.

Para nuestra filial Leasing Corficolombiana, se lanzó el producto de Leasing inmobiliario y se continuó el desarrollo de los productos de Leasing de Obra y Leasing Operativo (Tecnoleasing) conforme la estrategia, estos dos productos deben ser implementados durante el primer trimestre de 2009, así mismo se viene trabajando en un modelo de oferta de valor para el mercado de acuerdo con el modelo de negocio.

Mercadeo Relacional

Durante el segundo semestre se entregó en producción y se capacitó a la fuerzas comerciales de la corporación y de las filiales financieras en el uso del aplicativo de Gestión y Seguimiento de Visitas, el cual permite a las unidades de Banca Privada, Casa de Bolsa, Leasing y Fiduciaria, realizar un seguimiento adecuado y eficiente de su labor comercial. Actualmente éste Aplicativo de Gestión administra más de 90 usuarios.

El primero de Julio de 2008 se colocó en producción el nuevo servicio de Call Center para Corporación y Filiales, con el cual se apoya todas las campañas de mercadeo relacional y de negocio. Las principales campañas desarrolladas del 2008 fueron: actualización datos de clientes, confirmación de eventos y campaña de navidad; igualmente el Call Center brindo apoyo a las fuerzas comerciales de Banca Privada y Casa de Bolsa en cuanto al soporte de información de saldos, pago de dividendos, vencimientos, reporte de comisiones y extractos entre otros.

Publicidad y Comunicaciones

Durante el año 2008 se trabajo en el posicionamiento de la Corporación y Filiales, en tres vías: la primera a través de la presencia en 20 foros propios para clientes principalmente en los temas de coyuntura económica, tributaria y de productos, la segunda como patrocinadores de 40 foros de terceros con participación a través de material promocional y la tercera a través de publicidad en medios especializados principalmente revistas. Igualmente se diseño, elaboró y distribuyó material promocional dentro del programa de fidelización de clientes de la Corporación y Filiales.

Investigación de Mercados

Se desarrollo la investigación y Encuesta de Satisfacción de clientes de la Fiduciaria, para poder establecer las estrategias necesarias para un mejor servicio al cliente y una comparación de la competencia.

Banca Privada

Durante el periodo julio-diciembre de 2008 la unidad de banca privada administró recursos para la corporación y para sus filiales financieras en un volumen promedio de $648.000 millones con un crecimiento frente al primer semestre del año de $28.000 millones, equivalente a un 4.3%.

Los certificados de depósito captados para la Corporación presentaron un crecimiento semestral de 6.1% con un saldo al cierre de dic 31 de $277.000 millones. El trabajo realizado en desconcentración de depósitos y vinculación de nuevos clientes, permitió tener una tasa promedio de captación inferior en 20 puntos básicos al promedio de la tasa de referencia DTF y 102 puntos básicos al costo de los recursos de Cdt´s provenientes del mercado institucional. Dado el comportamiento de las tasas de interés, se prefirió mantener el monto de los recursos captados y el margen de la operación, antes que el crecimiento dada la incertidumbre existente por el lado de la rentabilidad de los activos financieros.

El segundo semestre del año fue especialmente productivo en las operaciones realizadas para nuestra filial Casa de Bolsa Corficolombiana, las comisiones generadas por una valor de $604 millones, superaron en 32% el valor generado durante el primer semestre el año. En el acumulado anual, la producción llegó a $1.061 millones, superior en 9.3% a lo ejecutado en el año 2007, resultado sobresaliente dadas las difíciles condiciones del mercado bursátil durante el año y donde no se presentaron emisiones de acciones y de bonos que fueron el gran soporte del crecimiento en el año 2007.

Los recursos canalizados a las carteras colectivas de Fiduciaria Corficolombiana presentaron un buen dinamismo, con un crecimiento semestral de 8%. El Fondo Multiplicar continuó captando la atención de los clientes, dadas las buenas condiciones de rentabilidad, seguridad y liquidez que ofreció a lo largo del semestre.

El volumen de depósitos en CDT conseguido para nuestra filial Leasing Corficolombiana, se mantuvo en un promedio de $230.000 millones, este resultado va en línea con la decisión de la compañía de mantener gran prudencia en el crecimiento de sus operaciones ante la fuerte desaceleración de la actividad económica en el segundo semestre.

Con el propósito de obtener un crecimiento acelerado en los recursos administrados por la unidad para el año 2009, que contribuyan a la reducción del costo de fondos e incrementen la participación de la Banca Privada en los depósitos totales de la Corporación y de sus Filiales Financieras, se realizó una revisión de los procesos operativos y comerciales y adicionalmente se incorporaron herramientas tecnológicas que permiten brindar un servicio confiable, seguro y ágil a nuestros clientes y a su vez facilitan al equipo de asesores comerciales mantener una relación más cercana con nuestros clientes que garantice el entendimiento de sus necesidades de inversión.
Los cambios resultantes de las acciones mencionadas ya se implementaron el la ciudad de Bogotá y se incorporaran en las demás regionales durante el primer semestre del año 2009. Estas acciones sumadas a la comercialización de nuevos productos para nuestras filiales, serán de gran importancia para el cumplimiento de los presupuestos del año.

TESORERIA

El comportamiento económico del año fue de una gran incertidumbre para el negocio de tesorería después de la quiebra de importantes bancos en los Estados Unidos. No obstante lo anterior, la Mesa de Dinero de la Corporación presentó un gran resultado aprovechando la fuerte volatilidad de los mercados, manteniendo la prudencia en el manejo de los riesgos, principalmente en el segundo semestre y se consolidó como uno de los participantes líderes en el mercado local. Corficolombiana continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 7º lugar dentro del ranking general a Diciembre de 2008, con una participación del 5.63% del mercado primario y del 10.50% del mercado secundario (SEN).

A Diciembre 31 de 2008, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.057.682 millones; durante el segundo semestre se adicionaron nuevos títulos a éste portafolio, principalmente en tasa fija sobre los cuales se registraron valorizaciones principalmente en el último trimestre del año 2008.

En el mercado de moneda extranjera, Corficolombiana mantiene una importante presencia, tanto con clientes locales como internacionales que operan en el mercado Colombiano. Al cierre del año 2008, el portafolio de derivados Peso / Dólar ascendía a USD $ 1.839 millones, que significa un aumento del 7.74%, manteniendo una dinámica positiva durante los últimos dos años. La participación de la Corporación en el mercado de derivados peso – dólar hasta el mes de Noviembre de 2008 fue de 8.59% superior en 1.97% frente a la participación de la institución a Diciembre de 2007.

Es importante anotar que se mantienen las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, que retrasa considerablemente la incursión de la Corporación, y en general de las instituciones financieras colombianas, en derivados estructurados y éstos continúan realizándose mayormente fuera del país.

En el mercado Spot Peso/ Dólar, la participación de la Corporación en el año 2008 se incrementó a 17.97%, logrando un crecimiento de 2.16 puntos porcentuales frente a los resultados a Diciembre de 2007; este resultado consolidó a la Corporación como la segunda institución con mayor presencia en el mercado spot en Colombia.

En el año 2008 Corficolombiana capitalizó oportunidades de cobertura sobre portafolios en títulos denominados en moneda extranjera, generando atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la Tesorería. Es importante mencionar que aún persisten bonos Corporativos y Brasileros con primas de riesgo elevadas, que estimamos presentarán correcciones importantes en sus precios en el presente año que contribuirán a los resultados del portafolio durante 2009.

Respecto de las operaciones en otros mercados internacionales, las operaciones de trading en monedas G10 y monedas latinoamericanas también han contribuido a la generación de ingresos adicionales; estaremos haciendo énfasis en la profundización de especulación en G10 aprovechando la experiencia adquirida en los últimos años, generando mayores ingresos con una adecuada relación riesgo/retorno.

En el año 2009 se continuará potencializando las oportunidades en los mercados de renta fija principalmente en tasa fija que dada la coyuntura en reducción en costo de fondos tanto en dólares como en pesos, parecen tener expectativas de valorización muy importantes durante el año 2009.

INVERSIONES DE CAPITAL

Enfoque Estratégico

Durante el segundo semestre de 2008, el área de inversiones se benefició de la implementación de una revisión del enfoque estratégico. Como parte de éste plan a administrar un portafolio rentable y efectivo, el área absorbió la Vicepresidencia de Portafolios de Inversión, asumiendo sus negocios. La Corporación se consolida así como uno de los fondos de capital privado más importante y de mayor trayectoria en Colombia.

FILE No. 823437

Portafolio de Inversiones

A diciembre de 2008, el portafolio de inversiones de la Corporación tiene participaciones en 64 empresas y un Fondo de Capital Privado. Este portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor. Su valor en libros asciende a $2.01 billones de pesos, desagregado por sectores como se muestra a continuación.

Gráfica 1. Composición Inversiones CFC


Composición Portafolio de Inversiones CFC por Sector
Diciembre de 2008
Industria 9%
Otros 1%
Inmobiliario 2%
Financiero 10%
Gas 37%
Total Dic 2008= $ 2.01 billones
Hotelería 7%
Agroindustrial 7%
Combustibles 4%
Concesiones 12%
Energía 11%

Fuente: CFc Inversiones

Valoración

En el segundo semestre del año, el valor del portafolio creció un 2,0% en un período donde la mayoría de las inversiones a nivel mundial, sufrieron grandes desvalorizaciones. Las inversiones en el sector real suman $1,80 billones, correspondientes al 90% del portafolio. A su vez, las inversiones en infraestructura1 constituyen el 64 % del portafolio, lo que representa una inversión de $1.29 billones.

Composición del Portafolio

Situación de Control

A diciembre de 2008, la Corporación tenía control sobre diez compañías del sector real, entre las cuales se encuentran: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales y Unipalma. En el sector financiero, la Corporación tiene control sobre sus cuatro filiales: Fiduciaria y Leasing CFC, Casa de Bolsa y Banco CFC Panamá.

Empresas Inscritas en Bolsa

A diciembre de 2008, seis de las compañías del sector real que conforman el portafolio se encuentran inscritas en la Bolsa de Valores de Colombia, y representan el 38% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en la siguiente tabla.

Tabla 1. Clasificación según Bursatilidad (Dic 2008)
Fuente: CFC Inversiones

Bursatilidad	Nombre de Empresa
ALTA	Tablemac, BVC
MEDIA	Promigas, Mineros
BAJA	Gas Natural
SIN	EEB, Colombina

Calificación

La calidad del riesgo crediticio del portafolio es sana. Cuarenta y ocho de un total de sesenta y cuatro empresas está calificada en A. Esto corresponde al 99% del valor en libros. Adicionalmente, las inversiones calificadas en E tienen una provisión del 100%.

Ingresos generados por el Portafolio

El ingreso por dividendos en el segundo semestre de 2008 fue de $112,7 mil millones, correspondiente al 55% de los dividendos totales del año. Es importante resaltar que, los dividendos recibidos durante el año 2008 (semestres I y II) aumentaron un 51% en comparación a los dividendos recibidos el año anterior.

Como se ilustra en la siguiente tabla, cuatro compañías del sector real y las entidades financieras generaron el 87% del los dividendos recibidos durante el segundo semestre.

Tabla 2. Ingreso por Dividendos (II Semestre 2008)
Fuente: CFC Inversiones

Gestión en el segundo semestre de 2008

Compañía	Dividendos	Porcentaje Ingreso Total
	(Cop$ Millones)	(%)
EPIANDES	23,330	21
PISA	17,651	16
PROMIGAS	14,744	13
VALORA	10,889	10
Financieras	30,630	27
Otras	15,480	13
Total	**112,724**	**100**

Durante el segundo semestre del año, la Corporación comenzó a implementar una política clara de movilidad de portafolio con el fin de aumentar su rentabilidad. El siguiente resumen de las principales labores de gestión realizadas entre junio y diciembre de 2008, son una evidencia de ello.

Lloreda S.A.

Corficolombiana vendió su participación accionaría del 56% en la empresa. La venta de Lloreda se hace después de un proceso largo y minucioso de reestructuración empresarial,

luego del cual la empresa empezó a dar utilidades. Producto de la transacción, Corficolombiana recibió aproximadamente $54.000 millones de pesos de contado, en la fecha de cierre de la transacción, una vez cumplidos los trámites legales respectivos; la venta se concretó después de haber estudiado varias ofertas de compra y considerar que esta era la mejor.

Concesiones Viales

En el 2008, Coviandes consolidó el desarrollo de los proyectos en estudio. En este orden de ideas, los años de actividades para perfeccionar el Proyecto de Doble Calzada Bogotá – Villavicencio, delegado a la empresa por el gobierno, culminó el pasado 20 de noviembre de 2008 con la presentación oficial al Ministerio de Transporte del diseño de la propuesta técnica y económica, cuyo valor es superior a los USD $500 millones. Se espera una conclusión del proceso de negociación del proyecto en el curso del primer trimestre de 2009.

Adicionalmente, Coviandes en conjunto con Proyectos de Infraestructura S.A. (PISA) están trabajando como iniciativa privada el proyecto llamado Autopistas del Caribe en Costa Rica. El consorcio conformado por las filiales de Corficolombiana realizó los estudios de prefactibilidad y realizó la postulación para el estudio de factibilidad el 9 de Octubre de 2008. Para el primer trimestre del 2009 se espera la aceptación de la postulación para continuar con la realización de los estudios de factibilidad.

CCFC

Concesiones CCFC, la compañía que administra y opera la ruta vial Bogotá-Facatativá-Los Alpes y que es controlada por Proyectos de Infraestructura S.A. firmó el pasado 30 de diciembre con el INCO un otro sí al contrato inicial que tiene por objeto dar soporte jurídico, técnico y financiero a la Fase II e iniciar su ejecución, que consta de las obras complementarias de la vía. El valor aproximado de la obra es de 60.000 mil millones de pesos cuyos recursos provendrán de recursos administrados por la concesión y de los ingresos del máximo aportante.

Casa de Bolsa

Para reforzar el esfuerzo del área operativa de Casa de Bolsa que ha venido mejorando sus márgenes operacionales se decidió capitalizar la firma, incrementando su Patrimonio Técnico. Esto le permitirá servir el sector institucional, que antes no podía atender por requerimientos de capital y generar así, ingresos adicionales. Se estima que para el año 2009, el ingreso operacional aumentará alrededor de un 30%, el margen neto alcanzará niveles del 19% y la rentabilidad patrimonial estimada se incrementará a 15%.

Bolsa de Valores de Colombia

A junio de 2008, la participación accionaria de la filial Casa de Bolsa en la Bolsa de Valores de Colombia (BVC) era del 3,67%, un porcentaje muy superior al mínimo requerido por comisionista. Razón por la cual estaba buscando vender su excedente. Como el precio de la acción se había desvalorizado casi un 50% desde su pico histórico en diciembre de 2007, la adquisición de dichas acciones resultaba atractiva para la Corporación. Los ingresos adicionales por dividendos que generará esta inversión se estiman en $ 600 millones al año.

Organización Pajonales

La empresa durante el 2008 recibió el impacto positivo de los favorables precios del arroz. Sin embargo, en los últimos años el molino Pajonales ha tenido márgenes de operación bajos, debido a cuellos de botella generados en la producción y un alto costo del secado del arroz. Adicionalmente, la maquinaria mostraba obsolescencia requiriendo continúa necesidad de

mantenimiento y operación. Por esta razón la empresa enajenó los activos de molinería por un valor de $4.000 millones, que generó a Pajonales una utilidad en venta de activos de $ 2.871 millones, con lo cual se espera que la empresa produzca unos resultados financieros nunca antes alcanzados.

Pizano

La compañía viene mostrando resultados consistentes con un proceso claro de saneamiento financiero, donde, a pesar de continuar bajo el acuerdo de reestructuración, sus principales cifras demuestran una capacidad de servicio de deuda adecuada y una recuperación clara de sus resultados comerciales. En todo caso, Corficolombiana ha venido consolidado la participación que posee en Pizano S.A. con la compra del 2,28% y del 1,7% a Banco del Pacífico Panamá y Leasing Bancoldex respectivamente, lo cual le da a Corficolombiana una participación total del 39,9% a diciembre del 2008.

Conclusiones

El esfuerzo de gestión continuará enfocado principalmente en el mejoramiento de los resultados de las empresas en las cuales la Corporación tiene control accionario, con el fin de acelerar su consolidación y generación de valor. Sin embargo, se ha fortalecido la capacidad de gestión de nuestra área de inversiones, de manera que esté en capacidad también de agregar valor en las restantes inversiones y buscar oportunidades de aumentar la rentabilidad en todo nuestro portafolio. En las empresas rentables pero donde Corficolombiana es minoritaria, la gestión se enfoca en la búsqueda de oportunidades adecuadas de enajenación. Finalmente, en las empresas con altas rentabilidades y que Corficolombiana controla, el aumento de valor estará dado por los nuevos proyectos que estas inversiones tengan planeado ejecutar.

BANCA DE INVERSION

La actividad del área de Banca de Inversión de la Corporación se ha centrado en Créditos Sindicados, Mercado de Capitales, M&A´s, y transacciones para el portafolio de la Corporación. En este año en particular, durante el último tercio del mismo se produjo un punto de inflexión importante en las condiciones de los mercados financieros. Este cambio continúa aún en este momento alterando las condiciones de los negocios de banca de inversión hacia el futuro, y a la vez, consolidando la posición de la Corporación en el mercado local.

Durante la primera mitad del año el mercado de renta fija corporativa estuvo restringido y se concentró en papeles de corto plazo. En este contexto la Corporación ha sido uno de los principales colocadores de instrumentos de renta fija, acompañando a algunos de los principales emisores del mercado.

Así mismo, durante el año la Corporación se consolidó como líder en la estructuración y distribución de operaciones de crédito sindicado en el mercado bancario.

De otro lado, el área de banca de inversión ha seguido apoyando al área de inversiones de la Corporación en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización.

Finalmente, el área de Investigaciones Económicas ha continuado desarrollando nuevas

herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el segundo semestre de 2008 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 26.34%. La utilidad neta para el ejercicio fue de $4.617 millones frente a $3.897 millones del primer semestre del 2008, lo cual muestra un importante crecimiento del 18.5%. Los ingresos por comisiones y honorarios en el segundo semestre de 2008 arrojaron un valor de $10.880 millones, con una variación de 3.04% frente a los ingresos del primer semestre del año 2008.

El valor de activos administrados de $4.8 billones al cierre del segundo semestre de 2008, sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del segundo semestre del 2008 se situó en $32.326 millones mostrando un crecimiento del 4% frente a junio de 2008 cuando el patrimonio alcanzó un valor de $30.979 millones. El pasivo total ascendió a $5.645 millones y el activo a $37.971 millones, cifra que incluye $31.117 millones del portafolio propio de la Fiduciaria.

Durante el 2009 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana y carteras colectivas para el sector público, divisas y acciones. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la Fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró a diciembre del año 2008 una disminución del 7.26% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $516.641 millones en junio de 2008 a $479.103 millones al cierre del segundo semestre de 2008.

Las utilidades en el segundo semestre del año alcanzaron un valor de $5.118 millones, lo que representa una disminución del 17.22% frente al resultado obtenido al finalizar el segundo semestre del año 2007, que fue de $6.183 millones. Las utilidades totales en el año fueron de $11.301 millones, un 8.7% al resultado obtenido en 2007. Los resultados se vieron afectados por el incremento en provisiones originado en la implementación del Modelo de Referencia Crediticia que fue de $20.720 millones, comparada con la que se obtuvo a diciembre de 2007 por $12.020 millones, donde no se aplicaba este modelo, lo que representa un incremento de 72.4%. Así mismo, se produjo una disminución en la cobertura de provisiones de cartera improductiva que pasó de 138.93% en junio de 2008 a 85.75% en diciembre de 2008, registrando una disminución de 38.28%.

En todo caso, ante las perspectivas de deterioro de la cartera en los nichos tradicionales de la compañía, durante el período se buscó mejorar la capacidad de evaluación de nuevos

riesgos y fortalecer la recuperación de la cartera improductiva, lo cual condujo a una disminución en el ritmo de crecimiento de las colocaciones. Cumplidos esos objetivos, se espera durante los meses siguientes mejorar el margen financiero y el crecimiento de la cartera de una forma dinámica.

El patrimonio cerró en $62.358 millones lo que representa un incremento del 0.28% con respecto a los $62.185 millones registrados a junio de 2008 y el indicador de solvencia cerró en 12.00%, frente al mínimo legal requerido del 9%. Comparado con el cierre de 2007, cuyo valor ascendió a $58.030 millones, se presenta un crecimiento del 7.5%.

En la asamblea de agosto de 2008 se aprobó la capitalización de la compañía por $1.555 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año 2008.

Casa de Bolsa

En el segundo semestre de 2008 Casa de Bolsa presentó un comportamiento de evolución constante respecto del primer semestre de 2008. Los cambios estratégicos y estructurales que se llevaron a cabo, más el aceptable resultado de las operaciones realizadas tanto de posición propia como por cuenta de terceros, permitieron que la entidad terminara en un escenario de equilibrio operativo.

Adicionalmente, y como consecuencia de una decisión avalada por la casa matriz - en línea con el redireccionamiento estratégico de Casa de Bolsa-, se vendió la posición de acciones que de manera voluntaria se tenia en la Bolsa de Valores de Colombia, lo cual implicó una utilidad extraordinaria de $ 8.380 millones en el mes de Diciembre.

Para el segundo semestre de 2008 la utilidad neta fue de $7.409 millones, recuperando en parte los resultados negativos del primer semestre y registrando una utilidad total en el año de $6.070 millones.

Al cierre de diciembre de 2008 el patrimonio de los accionistas presentó un incremento del 60% comparado con el patrimonio del primer semestre de $10.148,6 millones. Este aumento se presenta básicamente por la utilidad en venta de las acciones de la Bolsa de Valores de Colombia mencionada anteriormente.

Banco Corficolombiana (Panamá)

Al cierre de diciembre de 2008 el Banco Corficolombiana (Panamá) registró un total de activos de USD $28.573.353, donde rubro más importante es el de las inversiones que representan el 95.91% del total de activos. A diciembre de 2008 el saldo de los pasivos fue de USD $24.578.092, los depósitos del público representan el 98.74% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD $3.995.261 al cierre de diciembre 2008. Las utilidades generadas por la entidad a diciembre 2008 alcanzaron los USD $ 66.570; el ingreso más importante corresponde a los intereses generados por las inversiones de renta fija. El portafolio de inversiones del Banco, aunque de gran seguridad, recibió el impacto del deterioro

de la negociabilidad de dichos activos en el mercado internacional, siendo en todo caso muy sólida la calidad de los emisores.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Por otro lado, de acuerdo con la circular 049 del mes de septiembre de 2008 de la Superintendencia Financiera, donde establece cambios en los instrumentos financieros derivados y productos estructurados, la Corporación realizó las actividades pertinentes en los diferentes aspectos, para dar cumplimiento con lo establecido en la normatividad.

Finalmente, Corficolombiana desarrolló durante el año 2008 planes de capacitación con el objetivo de que todos los funcionarios obligados a certificarse de acuerdo con el reglamento de la AMV, cumplieran con este requisito. Al cierre del año 2008, todos los funcionarios obligados se encuentran certificados.

Riesgo de Liquidez

En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma

existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el año 2008, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). Corficolombiana diseñó un cronograma de trabajo para ajustarse a la nueva normatividad. Se realizaron pruebas satisfactorias en los aplicativos para que a partir de enero de 2009 se reportara el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2008 fueron:

- Se aplicó metodología de medición indicadores de riesgo operacional a partir de julio de 2008.

- Se implementó herramienta de inteligencia de negocios con la cual la compañía puede: a) consultar y gestionar sus mapas de riesgo operacional, b) consultar y gestionar los eventos de riesgo operacional, c) consultar y gestionar la evolución de sus principales indicadores de riesgo operacional y d) Consultar información estadística propia de la herramienta que le permiten realizar un seguimiento más efectivo de la gestión de riesgo operacional

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

- Con relación a la base de datos de riesgo operacional, a Diciembre 31 la base de datos contaba con 201 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	120
Fallos en los sistemas	40
Otros	41

Proceso	# de registros
Misional	152
Apoyo	37
Estratégico	12

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	168
Tipo A (Con impacto en PyG)	27
Tipo C (cuasipérdida)	6

Los 27 eventos registrados tipo A, suman $94.8 millones.

- Con relación al Plan de Continuidad de Negocio, en el segundo semestre se realizó la segunda prueba de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directa ó indirectamente, o a través de sus operaciones, como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En cumplimiento de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2008, Corficolombiana contaba con una planta de 299 funcionarios, presentándose una disminución del 8,28% frente a los 323 funcionarios al cierre del año 2007.

Esta disminución en la planta, resultado del proceso que viene adelantando la Corporación de optimización de la estructura organizacional, al igual que la implementación de acciones para la racionalización del gasto, permitieron que la ejecución de estos rubros durante el 2008 fuera inferior en un 12,02% a lo presupuestado para este mismo periodo.

Adicionalmente en respuesta a la nueva estrategia comercial de la Banca Privada, se ha definido llevar a cabo importantes modificaciones en la estructura de las oficinas, los procesos y el soporte tecnológico, cuya implementación inició en diciembre con la oficina de Bogotá y continuará durante el primer trimestre de 2009 en las otras ciudades. Estos cambios, al igual que la revisión de procesos en los otros negocios y áreas de la Corporación, están orientados a lograr una mayor eficiencia y productividad, requeridos para el cumplimiento de los objetivos propuestos.

AVANCES TECNOLÓGICOS

Durante el segundo semestre del 2008 la Corporación continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria tales como:

- Desarrollo e implementación del Modulo de Servicio al cliente del Call Center para Corficolombiana y Filiales.
- Mejoras a los modelos analíticos del Sistema de gestión de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT).
- Implementación de la fase II de los requerimientos establecidos por la circular CE 052-07 de la Superfinanciera sobre “Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios”.
- Optimización mediante automatización de los procesos de copias de respaldo de la información de los servidores centrales.

- Optimización de los procesos operativos de la unidad de Banca Privada en el aplicativo de CDTs.
- Implementación de la nueva normatividad en el aplicativo de soporte a los negocios de la mesa de dinero.
- Implementación de la nueva normatividad requerida por la UIAF.
- Desarrollo del nuevo portal web de Corficolombiana y Filiales.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, desarrollándose durante el segundo semestre del 2008 la implantación de la mayor parte de la segunda fase. A continuación se resumen las estrategias de implantación de esta normativa:

Seguridad y Calidad

Para dar cumplimiento a los numerales relacionados con la Seguridad y Calidad de la información se desarrollaron las siguientes actividades;

- Implementación de la metodología de evaluación de cumplimiento del estándar ISO 17799 y 27001.
- Implementación de la infraestructura para encripción de correos a los clientes.
- Actualización de los procedimientos de administración de usuarios e instalación de equipos de cómputo.
- Implementación en los aplicativos de soporte a las operaciones de clientes de los mecanismos de personalización de productos.
- Sincronización de los relojes de los servidores y estaciones de trabajo, acorde al requerimiento de la circular.

Tercerización – Outsourcing

Se circularizó a los proveedores críticos, para la certificación de la existencia de planes de continuidad de negocio debidamente documentados y certificados.

Documentación

Se actualizaron los aplicativos para permitir el adecuado registro de las operaciones realizadas en cada canal y producto.

Divulgación de Información

Se adecuaron las aplicaciones para liquidar e informar a los clientes los costos de sus transacciones y para la expedición de los documentos soporte de sus transacciones.

Canal Oficinas

Se implementaron los mecanismos para encriptar toda la información que viaja entre las oficinas y los centros de procesamiento de datos, según los requerimientos de la norma.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007 y 26 de 2008, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló, durante el segundo semestre del 2007 y el primer semestre del 2008, las actividades para la implementación de los cambios en el sistema de prevención a fin de cumplir las disposiciones de la Superintendencia.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2008 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se presentó el Plan Anual de Cumplimiento 2008, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del segundo semestre del año 2008 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan

afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Factura como título valor

Congreso de la República. Ley 1231 de 2008 del 17 de julio de 2008 *"Por la cual se unifica la factura como título valor como mecanismo de financiación para el micro, pequeño y mediano empresario, y se dictan otras disposiciones"*

Esta Ley, que entró a regir a partir del 17 de octubre de 2008, modifica las disposiciones del estatuto mercantil relacionadas con la factura cambiaria de compraventa, dándole el carácter de título valor a la "factura", la que puede ser librada no sólo en el caso de compraventa de bienes sino también en el caso de prestación de servicios.

Los requisitos que debe reunir la factura para no perder su condición de título valor se relacionan en el artículo 3°. y dentro de ellos se incluyen los señalados en los artículos 621 del Código de Comercio y 617 del Estatuto Tributario Nacional.

Expresamente se dispone que el emisor vendedor o prestador del servicio debe emitir un original y dos copias de la factura, conservando para sí el original como título valor, una copia para fines contables y la otra copia para su cliente. Con esta previsión se busca subsanar las dificultades surgidas desde el punto de vista de las normas tributarias, pues ahora es admisible la entrega de la copia al adquirente o a quien se le presta el servicio para cumplir el requisito de la expedición contemplado en tales normas.

Otro aspecto importante es que el comprador o beneficiario del servicio no podrá alegar falta de representación o indebida representación por razón de la persona que reciba la mercancía o el servicio en sus dependencias, para efectos de la aceptación del titulo valor, entendiéndose, en todo caso, irrevocablemente aceptado, si no se reclama en contra de su contenido dentro de los diez (10) días calendarios siguientes a su recibo.

Por otra parte, en atención a la condición de título valor de la factura, toda estipulación que limite, restrinja o prohíba su libre circulación o su aceptación, se tendrá por no escrita, con lo cual se busca facilitar su negociación y fortalecer de esta manera el factoring como mecanismo de financiación empresarial.

Las personas naturales o jurídicas que presten servicios de compra de cartera al descuento están obligadas a verificar la procedencia de los títulos que adquieran, para evitar que las operaciones en que intervengan puedan ser utilizadas, directa o indirectamente, como instrumento para el lavado de activos o financiación del terrorismo o para buscar el ocultamiento de activos proveniente de dichas actividades.

Esta ley fue reglamentada mediante el Decreto 4270 de 2008, que permite que las empresas que tengan existencias de facturas cambiarias de compraventa preimpresas con autorización vigente de la DIAN las utilicen hasta agotar existencias, hasta cuando se venza la autorización o hasta el 28 de febrero de 2009, lo que ocurra primero.

2. Ley de productividad y competitividad

Congreso de la República. Ley 1253 del 27 de noviembre de 2008 *"Por la cual se regula la Productividad y Competitividad y se dictan otras disposiciones".*

Mediante esta Ley se destaca la importancia del fortalecimiento de la competitividad nacional para lograr una mayor inserción de Colombia en la economía global y el mejor desempeño exportador como requisito esencial para el desarrollo económico del país.

Para lograr esos objetivos, se determina que:

- El Gobierno Nacional velará por el desarrollo de políticas y programas que tengan impacto en la productividad y competitividad en coordinación con las entidades del sector privado, la academia y el sector público.

- El Gobierno y el Congreso vigilarán que la formulación de la ley del Plan Nacional de Desarrollo se encuentre alineada con los objetivos estratégicos de la competitividad internacional de Colombia.

- El Conpes presentará informes sobre la competitividad internacional de Colombia en los factores transversales, regionales y sectoriales.

- En la parte general del Plan Nacional de Desarrollo se señalarán los objetivos, metas, prioridades, políticas y estrategias dirigidas a lograr el aumento de la productividad y mejoramiento de la competitividad.

- Las entidades territoriales deberán señalar los objetivos, metas, prioridades, políticas y estrategias dirigidas a lograr el aumento de la productividad y mejoramiento de la competitividad.

3. Sociedad por acciones simplificada

Congreso de la República. Ley 1258 de 2008 del 5 de diciembre de 2008 *"Por medio de la cual se crea la sociedad por acciones simplificada."*

La Ley crea una nueva forma societaria desprovista de muchas de las formalidades que rigen para los tipos de sociedades regulados en el Código de Comercio. Entre los principales aspectos de la SAS, vale la pena mencionar los siguientes:

1) Puede ser constituida por una o varias personas naturales o jurídicas

2) Posee libertad de configuración de su estructura orgánica, no siendo obligatoria, por ejemplo, la junta directiva. Si no existe estipulación estatutaria, se entiende que la asamblea o el accionista único ejercen las funciones del art. 420 de C.Co. y que la administración está a cargo del representante legal.

3) Los accionistas responden sólo hasta por el monto de sus aportes. Por tanto, salvo en los casos en que la figura se utilice con fines defraudatorios, el o los accionistas no responden

a título personal por ninguna obligación de la sociedad incluyendo las laborales, tributarias o de cualquier otra naturaleza.

4) Es una sociedad de capital cuya naturaleza es exclusivamente comercial, independientemente de las actividades previstas en su objeto social, el cual puede ser ilimitado

5) Para efectos tributarios, se rige por las reglas aplicables a las sociedades anónimas.

6) Las acciones y demás valores que emita no pueden inscribirse en el Registro Nacional de Valores y Emisores ni negociarse en bolsa.

7) Es viable suscribir y pagar el capital en condiciones, proporciones y plazos distintos a los previstos para las sociedades anónimas.

8) Se permite restringir la negociabilidad de las acciones, someter su transferencia a una autorización de la asamblea y prever causales de exclusión de los accionistas.

9) Implica la desaparición de las sociedades unipersonales de la Ley 1014 de 2006.

10) Cualquier sociedad se puede transformar en Sociedad por Acciones Simplificada (SAS)

11) Los conflictos al interior de esta sociedad se dirimen mediante arbitramento o amigable composición; a falta de estipulación, por la Supersociedades mediante el trámite del proceso verbal sumario.

4. Ley del Hábeas Data

Congreso de la República. Ley 1266 del 31 de diciembre de 2008 *"por la cual se dictan las disposiciones generales del hábeas data y se regula el manejo de la información contenida en bases de datos personales, en especial la financiera, crediticia, comercial, de servicios y la proveniente de terceros países y se dictan otras disposiciones"*

El objeto de la Ley es desarrollar el derecho constitucional que tienen todas las personas a conocer, actualizar y rectificar las informaciones que se hayan recogido sobre ellas en Bancos de Datos, y los demás derechos, libertades y garantías constitucionales relacionadas con la recolección, tratamiento y circulación de datos personales, así como el derecho a la información establecido en el artículo 20 de la Constitución Política, particularmente en relación con la información financiera y crediticia, comercial, de servicios y la proveniente de terceros países.

En la norma se dispone que la información de carácter positivo permanezca de manera indefinida en los bancos de datos. A la información negativa se le aplica un término máximo de permanencia, vencido el cual deberá ser retirada de los bancos de datos por el operador, de forma que los usuarios no puedan acceder a ella o consultarla. El término del reporte para esta última clase de información es de cuatro años contados a partir de la fecha en que sea pagada la obligación incumplida, aunque si el retraso es inferior a dos años, el reporte se mantendrá únicamente por el doble del tiempo de la mora.

Los titulares de la información que a la entrada en vigencia de la ley estuvieren al día en sus obligaciones objeto de reporte, y cuya información negativa hubiere permanecido en los bancos de datos por lo menos un año contado a partir de la cancelación de las obligaciones, serán beneficiarios de la caducidad inmediata de la información negativa. Si todavía no se cumple el año de permanencia, el reporte seguirá por el tiempo que hiciere falta para cumplir ese término, contado a partir de la cancelación de las obligaciones.

Los titulares de la información que cancelen sus obligaciones objeto de reporte dentro de los seis (6) meses siguientes a la entrada en vigencia de la norma, permanecerán con dicha información negativa en los bancos de datos por el término de un (1) año, contado a partir de la fecha de cancelación de tales obligaciones. Cumplido este plazo, el dato negativo deberá ser retirado automáticamente de los bancos de datos. Este beneficio se perderá en caso que el titular de la información incurra nuevamente en mora, evento en el cual su reporte reflejará nuevamente la totalidad de los incumplimientos pasados, en los términos previstos en el artículo 13 de Ley 1266 de 2008.

Con antelación a cualquier reporte de información negativa, las fuentes de información deberán enviar al titular de la información una comunicación en la que le avisen que van a proceder en tal sentido, con el fin de que pueda demostrar o efectuar el pago de la obligación, así como controvertir aspectos tales como el monto de la obligación o cuota y la fecha de exigibilidad.

La Superintendencia de Industria y Comercio y la Superintendencia Financiera podrán sancionar a quienes desconozcan las obligaciones a su cargo, previo agotamiento del respectivo procedimiento.

Para el cumplimiento de las disposiciones contenidas en la Ley 1266 de 2008, se concede a las personas que a la fecha de su entrada en vigencia ejerzan alguna de las actividades en ella reguladas, un plazo de hasta seis (6) meses.

5. Inscripción contratos de fiducia mercantil de garantía

Ministerio de Comercio, Industria y Turismo. Decreto 2785 del 31 de julio de 2008, *"por el cual se reglamenta el artículo 123 de la Ley 1116 de 2006, en cuanto a la inscripción en el registro mercantil de los contratos de fiducia mercantil con fines de garantía que constan en documento privado y se dictan otras disposiciones"*.

El Decreto dispone que los contratos de fiducia mercantil con fines de garantía celebrados por las personas naturales comerciantes y las jurídicas no excluidas del régimen de insolvencia y que consten en documento privado, así como su terminación y sus modificaciones en cuanto a la clase de contratos, las partes y los bienes fideicomitidos, deberán inscribirse por el fideicomitente en el registro mercantil de la cámara de comercio con jurisdicción en el domicilio del fiduciante.

En el evento que no se cumpla con la obligación antes mencionada, los contratos de fiducia mercantil serán inoponibles a terceros.

De igual manera, se contempla el deber de inscribir en el registro mercantil los siguientes documentos generados dentro del proceso de insolvencia: a) providencia de inicio del proceso de insolvencia; b) providencia de confirmación del acuerdo de reorganización o de adjudicación; c) providencia que decreta la terminación del proceso y, d) las providencias sujetas a registro con ocasión del reconocimiento de un proceso extranjero.

6. Compensación interbancaria

Ministerio de Hacienda y Crédito Público. Decreto 3222 de 2008 del 29 de agosto de 2008, "*por el cual se modifica el Decreto 1207 de 1996*" (Reglamento de Funcionamiento de la Cámara de Compensación Interbancaria del Banco de la República)

En el Decreto se prevé que el Banco de la República seguirá prestando el servicio de compensación interbancaria que comprende cheques y otros documentos de pago presentados para tal fin. Dentro de estos últimos, además de los documentos de pago previstos inicialmente en el Decreto 1207 de 1996, se incluyen los siguientes: a) Los instrumentos de pago físicos realizados por el Banco de la República; b) Las transferencias electrónicas interbancarias a través de ACH; c) Las transferencias electrónicas del sistema de pagos de alto valor del Banco de la República en las cuales el originador del pago sea un tercero y éste se identifique, al igual que la transacción que da lugar al pago; d) Los débitos efectuados a las cuentas de depósito por concepto de ajustes a la compensación.

7. Régimen general de inversiones de capital del exterior en Colombia y de capital colombiano en el exterior

Ministerio de Hacienda y Crédito Público. Decreto 3913 del 8 de octubre de 2008 "*Por el cual se modifica el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior*"

Este decreto modifica nuevamente el literal d) del artículo 10 del Decreto 2080 de 2000, en el sentido de permitir remitir al exterior el producto de las inversiones en el país sin condicionamiento alguno.

De la misma forma, elimina la exigencia que había para la inversión de portafolio de capital del exterior, consistente en la constitución de un depósito en el Banco de la República por un monto equivalente al 50% del valor de la inversión.

Adicionalmente, deroga la disposición según la cual, en caso de liquidación de las inversiones de los fondos de inversión de capital extranjero constituidos para invertir exclusivamente en acciones o bonos obligatoriamente convertibles en acciones, los recursos resultantes solamente podían ser reinvertidos en las mismas condiciones iniciales.

Por último, establece que quienes a la fecha de expedición del Decreto tengan depósitos constituidos en cumplimiento de la exigencia para la inversión de portafolio de capital del exterior, podrán retirarlos por su valor nominal, según lo establezca el Banco de la República.

8. Estado de Emergencia Social

Ministerio de Hacienda y Crédito Público. Decreto 4333 del 17 de noviembre de 2008 *"Por el cual se declara el estado de emergencia social".*

Con motivo de la crisis social y económica que se presentó en el país generada por las personas jurídicas y naturales que, de una manera irregular, procedieron a captar masivamente dineros del público sin tener autorización legal para ello, el Gobierno Nacional consideró indispensable decretar el llamado "Estado de Emergencia Social" en toda la República, con el fin de contar con procedimientos ágiles, mecanismos abreviados y demás herramientas legales necesarias para poder conjurar dicha crisis.

La medida se adoptó mediante el Decreto 4333 del 17 de noviembre de 2008, en el cual se estableció ese régimen excepcional en todo el territorio nacional por un término de 30 días, quedando facultado el Presidente, con la sola firma de todos sus ministros, para dictar decretos con fuerza de ley exclusivamente para conjurar la crisis e impedir la extensión de sus efectos.

Posteriormente, se dictó el Decreto 4704 del 15 de diciembre de 2008, en el que se volvió a declarar el estado de emergencia social en todo el territorio nacional por 30 días más.

Con base en las facultades extraordinarias derivadas del estado de emergencia social, se expidieron los siguientes decretos:

a. El Decreto 4334 del 17 de noviembre de 2008, que determina el procedimiento de intervención del Gobierno Nacional, por conducto de la Superintendencia de Sociedades, de oficio o a solicitud de la Superintendencia Financiera, en los negocios, operaciones y patrimonio de las personas naturales o jurídicas que desarrollan o participan en la actividad financiera sin la debida autorización estatal. Para tal fin se otorgan al ente supervisor amplias facultades para ordenar la toma de posesión de los bienes, haberes y negocios de dichas personas, con el objeto de restituir y salvaguardar el interés público amenazado.

   Algunos artículos de esta disposición fueron modificados por el Decreto 4705 de 2008, para dotar a los Agentes Interventores y a las Superintendencias Financiera de Colombia y de Sociedades, de facultades adicionales que les permitan la defensa y preservación del orden social amenazado.

b. El Decreto 4335 del 17 de noviembre de 2008, que obliga al Alcalde Distrital o Municipal a efectuar el cierre preventivo de establecimientos de comercio, locales, oficinas o cualquier otro lugar, donde se infiera que allí se puedan estar llevando a cabo actividades de captación o recaudo masivo de dineros del público no autorizadas.

   Adicionalmente, establece como falta gravísima para los funcionarios públicos, el depositar o entregar recursos a las personas naturales o jurídicas que desarrollan o participan en actividad financiera sin la debida autorización estatal.

c. El Decreto 4336 del 17 de noviembre de 2008 que modifica el artículo 316 del Código Penal, que tipifica el delito de captación masiva y habitual de dineros del público sin

autorización, con el fin de incrementar las penas en él previstas y contemplar como agravante de la conducta, el uso de medios de comunicación o divulgación masiva.

Así mismo, incorpora un nuevo artículo al ordenamiento penal, el artículo 316 A, que establece pena de prisión y pecuniaria, independientemente de la sanción por captación ilegal, si el sujeto activo del delito no reintegra el dinero obtenido.

d. El Decreto 4449 del 25 de noviembre de 2008, que reforma el artículo 325 del Código Penal, en el sentido de incrementar la pena prevista para el delito de omisión de control. También adiciona el artículo 325 A que se refiere a la "omisión de reportes sobre transacciones en efectivo, movilización o almacenamiento de dinero en efectivo", delito en el que incurre la persona que obligada a hacerlo, deliberadamente omita el cumplimiento de los reportes a la UIAF. Del mencionado delito se exceptúan los empleados o administradores de instituciones financieras o de cooperativas que ejerzan actividades de ahorro y crédito a quienes se les aplicará el delito de omisión de control.

e. El Decreto 4450 del 25 de noviembre de 2008, que adiciona un inciso al. artículo 305 del Código Penal relativo al delito de usura, para sancionar a los que incurran en esa conducta utilizando la figura de la venta con pacto de retroventa o el mecanismo de cobros periódicos.

   Este decreto fue reglamentado por el Decreto 4865 del 30 de diciembre de 2008, en el que se determina la fórmula que se debe aplicar para determinar la utilidad o ventaja en los cobros periódicos, debiendo entender por tales cobros aquellos que se efectúan con una regularidad fija o variable.

9. Incremento avalúos catastrales

Departamento Nacional de Planeación. Decreto 4787 de 2008 del 19 de diciembre de 2008 "*por el cual se determinan los porcentajes de incremento de los avalúos catastrales para la vigencia de 2009*".

En esta norma se decreta que:

Los avalúos catastrales de los predios urbanos y rurales formados o actualizados durante 2008, regirán a partir del 1º. de enero de 2009, en los municipios o zonas donde se hubieren realizado.

- Los avalúos catastrales de los predios urbanos no formados y formados con vigencia de 2008 y anteriores, se reajustarán a partir del 1° de enero de 2009 en cinco punto cero por ciento (5,0%).

- Los avalúos catastrales de los predios rurales no formados y formados con vigencia de 2008 y anteriores, se reajustarán a partir del 1° de enero de 2009 en cinco punto cero por ciento (5,0%).

10. Negociación de acciones y bonos convertibles en acciones

Ministerio de Hacienda Y Crédito Público. Decreto 4808 del 23 de diciembre de 2008, por medio del cual *"se regula la negociación de acciones y bonos obligatoriamente convertibles en acciones inscritos en bolsas de valores, de los instrumentos financieros derivados cuyo activo subyacente sean acciones inscritas en dichas bolsas y de otros valores de renta variable que se inscriban en estas bolsas, y se dictan otras disposiciones".*

Mediante este Decreto se modifican las disposiciones sobre negociación de acciones y bonos obligatoriamente convertibles en acciones inscritos en bolsas de valores, de los instrumentos financieros derivados cuyo activo subyacente sean acciones inscritas en dichas bolsas y de otros valores de renta variable que se inscriban en estas bolsas.

Específicamente, establece las modalidades de operaciones que las bolsas de valores podrán habilitar en sus sistemas con los valores objeto del decreto en mención y les prohíbe asumir el carácter de contraparte en las operaciones que se realicen a través de los sistemas por ellas administrados.

Además de establecer los deberes que las bolsas de valores tendrán en relación con la negociación de valores de renta variable, entre los cuales se encuentra el de monitorear las ofertas, posturas y operaciones, determina que las bolsas deberán mantener y conservar toda la información relativa a las operaciones, órdenes, posturas y los mensajes o avisos que se realicen o coloquen a través de sus sistemas.

También fija el contenido mínimo del reglamento que adopten las bolsas de valores para la operación y funcionamiento de los sistemas de negociación de los valores ya mencionados y establece las causales bajo las cuales, de manera facultativa, pueden suspender la negociación de los mismos, así como el deber de suspensión de la negociación por disminución del índice de precios.

11. Régimen de garantías en la contratación de la administración pública

Ministerio de Hacienda y Crédito Público. Decreto 4828 del 24 de diciembre de 2008, *"por el cual se expide el régimen de garantías en la Contratación de la Administración Pública"*

El Decreto regula los mecanismos de cobertura del riesgo en los contratos regidos por la Ley 80 de 1993 y la Ley 1150 de 2007, por medio de los cuales se garantiza el cumplimiento de las obligaciones surgidas en favor de las entidades públicas.

Se indica que el monto, vigencia y amparos o coberturas de las garantías, se determinarán teniendo en cuenta el objeto, la naturaleza y las características de cada contrato, los riesgos que se deban cubrir y las reglas contenidas en el Decreto. En los procesos de contratación, las personas naturales o jurídicas extranjeras sin domicilio o sucursal en Colombia podrán otorgar, como garantías, cartas de crédito stand by expedidas en el exterior.

12. Controles de Ley

Superintendencia Financiera de Colombia. Circular Externa 041 de agosto 29 de 2008. *Modificaciones de los Capítulos XIII-1 y XIII-5 Controles de Ley de la Circular Básica Contable y Financiera (Circular Externa 100 de 1995).*

Teniendo en cuenta, entre otros, los ajustes realizados para el cálculo del patrimonio técnico y para el control de ley de la relación de solvencia, así como los cambios efectuados al PUC aplicable al Sistema Financiero, mediante esta Circular la Superintendencia Financiera resolvió modificar la Circular Básica Contable y Financiera incorporando ajustes al Capítulo XIII-1 de Controles de Ley, Relación de Activos Ponderados por su Nivel de Riesgo (Crediticio y de Mercado), a los tipos de informe 0, 30 y 31 y al Capítulo XIII-5 sobre Relación Mínima de Solvencia, Patrimonio Técnico y Reservas Técnicas del Fondo Nacional de Garantías.

13. Tratamiento de las opciones financieras

Superintendencia Financiera de Colombia. Circular Externa 042 de agosto 29 de 2008. *Imparte instrucciones contables relativas al tratamiento de las opciones financieras.*

Se establece que la expresión apropiada para describir el dinero que paga el comprador de una opción financiera al emisor o vendedor de la misma se denomina prima y no comisión. Por consiguiente, dicha suma no se deberá registrar contablemente como comisión.

Adicionalmente, aclara que las primas de las opciones financieras, pagadas, recibidas y negociadas con anterioridad al 1 de septiembre de 2008, se continuarán contabilizando siguiendo las instrucciones vigentes al momento de su celebración, en tanto que las primas pagadas y recibidas y negociadas entre el 1 de septiembre de 2008 y el 30 de junio de 2009, deberán contabilizarse en las respectivas subcuentas de la cuenta del activo "Utilidad o Pérdida en valoración de opciones".

Adicionalmente, determina que para realizar una adecuada revelación de los hechos económicos, las entidades vigiladas deberán distinguir, en la cuenta activa "Utilidad o Pérdida en valoración de opciones", si la operación fue realizada con antelación al 1º. de septiembre de 2008.

14. Valores disponibles para la venta

Superintendencia Financiera de Colombia. Circular Externa 043 de agosto 29 de 2008. *Modificación al Capítulo I de la Circular Básica Contable y Financiera.*

Permite a las entidades sometidas a su vigilancia utilizar los valores clasificados como "disponibles para la venta" en la constitución de garantías para la negociación de instrumentos financieros derivados, cuya contraparte sea una cámara de riesgo central de contraparte autorizada por el ente supervisor.

15. Instrumentos financieros derivados y productos estructurados

Superintendencia Financiera de Colombia. Circular Externa 044 de agosto 29 de 2008. *Modificación al régimen de transición establecido en la Circular Externa 025 de 2008 sobre instrumentos financieros derivados y productos estructurados.*

Específicamente, se establece que las reglas de valoración aplicables a las operaciones con instrumentos financieros derivados, productos estructurados y notas estructuradas que se hayan realizado con antelación al 1 de septiembre de 2008 seguirán rigiendo hasta la terminación de las mismas, bien sea hasta su fecha de vencimiento o antes, si por acuerdo expreso entre las partes contratantes se liquidan y cumplen con anterioridad.

Adicionalmente, determina que las entidades que decidan cambiar el régimen de valoración de todos o algunos de los tipos o categorías de instrumentos financieros derivados, independientemente del subyacente, y productos estructurados podrán hacerlo, informando previamente de esa decisión a la Superintendencia Financiera de Colombia.

16. Gestión de cobranza prejudicial

Superintendencia Financiera de Colombia. Circular Externa 048 de septiembre 25 de 2008. *Instrucciones relacionadas con las condiciones de la gestión de cobranza prejudicial.*

Con el propósito de proteger al consumidor financiero, la Superintendencia Financiera de Colombia, a través de esta Circular, imparte instrucciones a las entidades vigiladas en relación con las reglas mínimas que deben atender en las gestiones de cobranza prejudicial tendientes a obtener la recuperación de su cartera, advirtiendo que su incumplimiento se considera "práctica no autorizada":

Entre las instrucciones que deben acatar las entidades vigiladas se encuentran las siguientes:

- Abstenerse de realizar cobro alguno por concepto de gastos de cobranza prejudicial sin haber desplegado una actividad real encaminada efectivamente a dicha gestión.
- Dejar constancia documental de las gestiones realizadas para la recuperación de cartera.
- Efectuar las gestiones de cobro de manera respetuosa y en horarios adecuados para los consumidores financieros, entendidos éstos como aquellos que no afecten la intimidad personal y familiar del deudor.
- Garantizar que los funcionarios y terceros autorizados para adelantar las gestiones de cobranza reporten de manera inmediata los pagos realizados por el deudor.
- Expedir comprobante de los pagos realizados por el deudor.

17. Revisores fiscales de las entidades vigiladas o controladas

Superintendencia Financiera de Colombia. Circular Externa No.054 de octubre 21 de 2008. *Racionalización de las funciones de los revisores fiscales de las entidades vigiladas o controladas.*

Con esta disposición se busca racionalizar el ejercicio de las funciones del revisor fiscal, procurando que las actuaciones que deba adelantar, así como los informes que deba presentar ante la Superfinanciera, se circunscriban a las actividades propias de su profesión. Por tal motivo, se elimina, a partir del 1 de enero de 2009, la obligación del revisor fiscal de certificar la información que se especifica en la Circular, reconociendo que la calidad, suficiencia y oportunidad de la información que se suministre, así como la eficacia del control interno, es responsabilidad, en primer lugar, de los administradores de la respectiva entidad.

Al tratar el tema de la elección del revisor fiscal, en la Circular se le asigna a la junta directiva, a través del Comité de Auditoria, la función de someter a consideración de la asamblea general de accionistas la hoja de vida de los posibles candidatos, para lo cual deberá verificar previamente que los mismos cumplan con los requisitos necesarios para desempeñar adecuadamente sus funciones y que no se encuentren incursos en las incompatibilidades e inhabilidades previstas en los artículos 205 del Código de Comercio, 50 y 51 de la Ley 43 de 1990 y demás normas que resulten aplicables.

18. Agencia Numeradora Nacional

Superintendencia Financiera de Colombia. Circular Externa 064 de diciembre 30 de 2008. *Instrucciones relativas al inicio de operaciones de la Agencia Numeradora Nacional.*

Se imparten instrucciones a los emisores de valores inscritos en el RNVE y a las entidades vigiladas por la Superintendencia Financiera de Colombia en relación con las actividades que deben desarrollar para el inicio de operaciones de la Agencia Numeradora Nacional el 3 de agosto de 2009, entre ellas la adaptación de sus sistemas de información, para que puedan utilizar los códigos ISIN, CFI y el código de inscripción en el Registro Nacional de Valores y Emisores (RNVE) que les sean asignados, bajo la nueva nomenclatura, a las emisiones de valores que se encuentran en circulación o que se realicen en el futuro.

Cabe recordar que, de acuerdo con la autorización impartida por la Superintendencia Financiera, la función de Agencia Numeradora Nacional será cumplida por el Depósito Centralizado de Valores de Colombia – DECEVAL S.A.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

JOSE ELÍAS MELO ACOSTA (FDO).
Presidente"

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad."

Acto seguido, el Presidente solicitó a la Secretaria presentar las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio julio - diciembre de 2008 y cuyo detalle aparece en la Nota # 21.

Así mismo, le pidió dar lectura al anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3º.

Teniendo en cuenta que la información contenida en esos documentos estuvo a disposición de los accionistas con 15 días hábiles de anticipación a la reunión y a cada uno de los asistentes se le entregó, la Asamblea, por unanimidad, consideró que no era necesario darles lectura adicionalmente.

Las erogaciones realizadas durante el ejercicio terminado el 31 de diciembre de 2008 y demás datos a que se refiere el numeral 3. del artículo 446 del Código de Comercio informados a los Accionistas, se indican a continuación:

EROGACIONES	Monto en miles de pesos	
Por salarios a directivos	$ 1,413,046.86	
Por bonificaciones a directivos	$ 212,012.95	
Por concepto de honorarios Junta Directiva	$ 92,000.00	
Por concepto de honorarios a Asesores Independientes	$ 845,732.49	
Por concepto de gastos de viaje	$ 137,832.90	
Las donaciones realizadas por la Corporación	$ 111,254.00	
Por concepto de publicidad y propaganda	$ 527,435.29	
Relaciones públicas	$ 69,544.17	
Transportes	$ 493,094.71	
Depósitos de Corficolombiana en el exterior	30,834,346	Dólares
	$ 69,179,629.66	
Obligaciones en moneda extranjera	20,994,781	Dólares
	$ 47,103,680.10	

Capital autorizado	171,500,000	$ 1,715,000,000,00
Capital por suscribir	1,338,008	$ 13,380,080
Capital Suscrito y Pagado	170,161,992	$ 1,701,619,920.00

5. ESTADOS FINANCIEROS INDIVIDUALES Y CONSOLIDADOS CON CORTE A 31 DE DICIEMBRE DE 2008

El Presidente de la Asamblea solicitó al Vicepresidente Ejecutivo dar lectura a los estados financieros básicos y los estados financieros consolidados, junto con sus notas y demás anexos, correspondientes al ejercicio comprendido entre el 1 de julio y el 31 de diciembre de 2008, documentos que fueron entregados a todos los accionistas asistentes y estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente sesión para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

La Asamblea General de Accionistas, teniendo en cuenta las circunstancias antes expuestas y la presentación que en desarrollo del punto anterior hizo el Presidente de la Corporación de las principales cifras a diciembre de 2008, decidió, por unanimidad, obviar la lectura de los estados financieros individuales y consolidados. Tales estados, junto con las notas que forman parte integral de los mismos, constituyen un anexo de la presente acta para todos los fines a que haya lugar.

A continuación se transcriben los Balances General Comparativo y Consolidado y el Estado de Pérdidas y Ganancias correspondiente al ejercicio comprendido entre el 1 de julio de 2008 y el 31 de diciembre de 2008:

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S. A.
Balances Generales
31 de diciembre y 30 de junio de 2008
(Expresado en Millones de Pesos)

ACTIVO	Notas	A: 31/12/2008 DD/MM/AAAA		A: 30/06/2008 DD/MM/AAAA	
DISPONIBLE	(Notas 3 y 21)	$	86.339,7	$	125.906,7
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA	(Nota 4)		85.428,8		168.026,8
INVERSIONES	(Notas 5 y 24)		2.706.712,7		2.678.410,1
Negociables Títulos de Deuda		235.550,8		240.522,2	
Negociables Títulos Participativos		68.826,9		58.571,5	
Para Mantener Hasta el Vencimiento		0,9		-	
Disponibles Para la Venta en Títulos de Deuda		459.804,4		338.495,5	
Disponibles Para la Venta en Títulos Participativos		1.587.566,3		1.708.612,9	
Derechos de Recompra de Inversiones		363.856,4		445.477,0	
Menos: Provisión		(8.893,8)		(113.269,0)	
ACEPTACIONES Y DERIVATIVOS	(Nota 6)		(16.394,3)		(11.180,0)
Derivados		(16.394,3)		(11.180,0)	
Derechos		4.745.127,1		5.777.136,1	
Obligaciones		(4.761.521,4)		(5.788.316,1)	
CUENTAS POR COBRAR	(Notas 7 y 21)		30.404,0		47.131,5
Intereses		220,6		326,0	
Comisiones y Honorarios		2.347,2		2.913,7	
Pago por Cuenta de Clientes Comercial		0,7		3,4	
Otras		29.807,6		45.835,6	
Menos: Provisión		(1.972,1)		(1.947,2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO	(Nota 8)		5.454,7		5.230,7
Bienes Recibidos en Pago Diferentes a Vivienda		25.133,4		25.491,1	
Bienes no utilizados en el Objeto Social		585,5		585,9	
Menos: Provisión		(20.264,8)		(20.846,3)	
PROPIEDADES Y EQUIPO, NETO	(Nota 9)		9.715,8		9.833,3
Terrenos, Edificios y Construcciones en Curso		14.144,7		14.129,6	
Equipo, Muebles y Enseres de Oficina		8.744,2		8.823,7	
Equipo de Computación		9.227,2		9.081,2	
Otras		1.178,3		1.080,7	
Menos: Depreciación Acumulada		(23.578,6)		(23.181,9)	
OTROS ACTIVOS	(Notas 10)		76.676,7		53.280,8
Aportes Permanentes		98,2		98,2	
Gastos Anticipados y Cargos Diferidos		2.816,9		3.439,4	
Otros		96.614,4		71.137,3	
Menos: Provisión		(22.852,8)		(21.394,3)	
VALORIZACIONES	(Notas 5 y 21)		460.209,4		430.452,1
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa		433.702,0		403.948,2	
Propiedades y Equipo		26.507,4		26.503,9	
DESVALORIZACIONES	(Nota 5)		(13.633,2)		(38.892,9)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa					
TOTAL ACTIVO		$	3.430.914,3	$	3.469.098,9
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	(Nota 19)	$	345.665,8		192.261,5
CUENTAS CONTINGENTES DEUDORAS	(Nota 19)		853.078,6		433.387,9
CUENTAS DE ORDEN DEUDORAS	(Nota 20)		5.122.272,5		7.821.005,7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	(Nota 20)		2.776.802,4		5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	9.097.819,3	$	13.902.868,0

PASIVO Y PATRIMONIO	Notas	A: 31/12/2008 DD/MM/AAAA		A: 30/06/2008 DD/MM/AAAA	
DEPÓSITOS Y EXIGIBILIDADES	(Notas 11 y 21)	$	1.055.003,9	$	1.045.851,8
Certificados de Depósito a Término		801.849,0		798.403,6	
Depósitos de Ahorro		205.903,7		242.320,2	
Otros		47.251,2		5.128,0	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA	(Nota 12)		350.844,4		435.423,7
CUENTAS POR PAGAR	(Notas 13 y 21)		63.938,5		76.829,1
Intereses		15.052,8		18.625,8	
Comisiones y Honorarios		-		3,5	
Dividendos y Excedentes		43.291,8		35.820,2	
Otras		5.594,1		21.779,6	
OTROS PASIVOS	(Nota 14)		4.182,8		8.195,4
Obligaciones Laborales Consolidadas		1.849,9		1.944,0	
Ingresos Anticipados y Abonos Diferidos		1.053,6		4.992,3	
Pensiones de Jubilación		1.279,3		1.259,1	
PASIVOS ESTIMADOS Y PROVISIONES	(Nota 15)		4.039,1		8.958,9
Obligaciones Laborales		1.256,3		813,1	
Impuestos		101,2		4.830,6	
Otros		2.681,6		3.315,2	
TOTAL PASIVO			1.477.813,7		1.574.458,9
PATRIMONIO			1.953.100,6		1.894.640,0
CAPITAL SOCIAL Dividido en 170.161.992 Acciones de Valor Nominal de $ 10.oo c/u	(Nota 16)		1.701,6		1.683,4
RESERVAS	(Nota 17)		1.169.814,7		1.168.009,8
Reserva Legal		641.627,2		617.134,5	
Reservas Estatutarias y Ocasionales		528.187,5		550.875,3	
SUPERÁVIT o DÉFICIT			654.118,2		627.635,3
Ganancias o Pérdidas No Realiz. en Inv. Disponibles Para la Vta	(Nota 18)	207.542,0		235.276,1	
Valorizaciones		460.209,4		430.452,1	
Desvalorizaciones		(13.633,2)		(38.092,9)	
UTILIDAD DEL EJERCICIO			127.466,1		97.311,5
TOTAL PASIVO Y PATRIMONIO			3.430.914,3		3.469.098,9
CUENTAS CONTINGENTES ACREEDORAS	(Nota 19)	$	345.665,8	$	192.261,5
Avales y Garantías		107.005,1		79.118,6	
Otras Contingencias		238.660,7		113.142,9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(Nota 19)		853.078,6		433.387,9
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(Nota 20)		5.122.272,5		7.821.005,7
CUENTAS DE ORDEN ACREEDORAS	(Nota 20)		2.776.802,4		5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	9.097.819,3	$	13.902.868,0
UTILIDAD POR ACCIÓN (En Pesos)		$	753,12	$	583,31

Las notas adjuntas son parte integral de los es los estados financieros



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA CECILIA CASTRO ORTÍZ
CONTADOR (*)
T.P. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA COLOMBIANA S. A.
Estados de Ganancias y Pérdidas
31 de diciembre y 30 de junio de 2008
(Expresado en Millones de Pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-07-2008 DD/MM/AAAA	AL 31-12-2008 DD/MM/AAAA	DEL 01-01-2008 DD/MM/AAAA	AL 30-06-2008 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS	(Nota 22)	$	966.559,1	$	817.204,0
Intereses		11.848,8		8.604,3	
Utilidad en Valoracion Inversiones Neg Titulos de Deuda		18.926,4		7.136,6	
Utilidad en Valoracion Inversiones Neg Titulos Participativos		1.576,5		6.620,3	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		2.522,2		3.778,0	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit Deuda		33.500,6		37.034,8	
Ganancia Realizada en Inversiones Disponibles Para la Venta		1.096,6		26,2	
Comisiones y Honorarios		3.619,4		6.222,8	
Utilidad en Valoracion de Derivados		551.820,4		610.047,6	
Utilidad en Valoracion de Operaciones de Contado		3.936,3		4.264,8	
Cambios		311.146,5		129.803,8	
Utilidad en Venta de Inversiones		26.565,5		3.685,1	
GASTOS OPERACIONALES DIRECTOS			923.067,8		806.686,3
Intereses		79.177,1		70.983,4	
Pérdida Realizada en Inv. Disponibles para la Vta.		375,3		-	
Comisiones		1.912,1		3.972,0	
Pérdida en Valoración de Derivados		548.114,8		579.167,3	
Cambios		283.975,5		144.817,4	
Pérdida en Venta de Inversiones		4.575,5		2.695,1	
Perdida en la Valoración de Operaciones de Contado		4.937,6		6.051,1	
RESULTADO OPERACIONAL DIRECTO			43.491,3		10.517,7
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			79.885,5		54.510,6
INGRESOS OPERACIONALES			121.917,8		98.990,3
Dividendos y Participaciones		112.724,8		93.593,4	
Otros	(Nota 22)	9.193,0		5.396,9	
GASTOS OPERACIONALES			42.032,3		44.479,7
Gastos de Personal		12.408,4		13.076,0	
Otros	(Nota 23)	29.623,9		31.403,7	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			123.376,8		65.028,3
PROVISIONES			3.629,2		1.974,4
Inversiones	(Nota 5)	639,6		1.778,7	
Cuentas por Cobrar		1.323,3		89,1	
Otras	(Nota 24)	1.666,3		106,6	
DEPRECIACIONES - BIENES DE USO PROPIO	(Nota 9)		588,1		590,6
AMORTIZACIONES			700,5		637,8
RESULTADO OPERACIONAL NETO			118.459,0		61.825,5
INGRESOS NO OPERACIONALES	(Nota 25)		12.971,6		41.816,3
GASTOS NO OPERACIONALES	(Nota 21)		831,6		1.880,5
RESULTADO NETO NO OPERACIONAL			12.140,0		39.935,8
UTILIDAD ANTES DE IMPUESTO A LA RENTA			130.599,0		101.761,3
IMPUESTO A LA RENTA Y COMPLEMENTARIOS	(Nota 26)		3.132,9		4.449,8
UTILIDAD DEL EJERCICIO		$	127.466,1	$	97.311,5

Las notas adjuntas son parte integral de los es los estados financieros

JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)

MARTHA CECILIA CASTRO ORTÍZ
CONTADOR (*)
T. P. 40895-T

NELSON GERMAN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Balances Generales Consolidados
31 de diciembre y 30 de junio de 2008
(Expresado en millones de pesos)

ACTIVO	Nota	31/12/2008 DD/MM/AAAA		30/06/2008 DD/MM/AAAA	
DISPONIBLE	(nota 3)	$	121.616,2	$	158.659,1
MONEDA LEGAL		121.022,8		156.944,7	
Caja, Bancos y Otros		121.022,5		156.944,7	
¨NEDA EXTRANJERA		592,7		1.714,4	
OS INTERBANCARIOS VENDIDOS Y ..TOS DE REVENTA	(nota 4)		121.970,6		191.473,0
INVERSIONES	(nota 5)		2.443.014,8		2.434.619,4
Negociables en Títulos de Deuda		252.849,5		282.148,9	
Negociables en Títulos Participativos		89.166,8		69.044,0	
Para Mantener hasta el Vencimiento		5.092,3		5.180,5	
Disponibles para la Venta en Títulos de Deuda		523.796,0		393.184,7	
Disponibles para la Venta en Títulos Participativos		1.215.835,2		1.245.091,4	
Derechos de Recompra de Inversiones		363.628,6		450.009,5	
Menos: Provisión		(7.153,9)		(10.019,8)	
CARTERA DE CREDITOS	(nota 6)		496.107,8		535.828,7
Créditos de Consumo, Garantía Idónea		2.782,8		3.722,3	
Categoría A, Riesgo Normal		2.665,2		3.292,0	
Categoría B, Riesgo Aceptable		73,3		289,4	
Categoría C, Riesgo Apreciable		40,3		52,3	
Categoría D, Riesgo Significativo		75,4		-	
Categoría E Incobrable		28,6		88,6	
Créditos de Consumo, Otras Garantías		115,9		217,1	
Categoría A, Riesgo Normal		106,8		151,4	
Categoría B, Riesgo Aceptable		-		51,1	
Categoría C, Riesgo Aceptable		-		3,2	
Categoría D, Riesgo Aceptable		9,1		-	
Categoría E Incobrable		-		11,4	
Menos: Provisión		(120,0)		(81,2)	
Cartera Comercial, Garantía Idónea		508.554,3		547.721,6	
Categoría A Normal		448.266,4		514.865,0	
Categoría B Aceptable		34.707,2		18.111,4	
Categoría C Apreciable		10.151,6		2.925,5	
Categoría D Significativa		13.659,5		9.888,4	
Categoría E Incobrable		1.769,6		2.131,3	
Menos: Provisión		(23.201,8)		(21.509,7)	
Cartera Comercial, Otras Garantías		8.125,7		6.337,6	
Categoría A Normal		6.480,8		5.480,0	
Categoría B Aceptable		89,0		15,4	
Categoría C Apreciable		29,4		29,3	
Categoría D Significativa		710,4		611,5	
Categoría E Incobrable		856,1		201,4	
Menos: Provisión		(140,8)		(210,3)	
Menos: Provisión General		(6,5)		(66,7)	
ACEPTACIONES Y DERIVATIVOS	(nota 7)		(16.411,5)		(11.158,1)
Derivados		(16.411,5)		(11.158,1)	
Derechos		4.743.835,6		5.767.392,7	
Obligaciones		(4.760.247,1)		(5.778.550,8)	
CUENTAS POR COBRAR	(nota 8)		149.027,7		206.947,6
Intereses		775,5		1.844,3	
Comisiones y Honorarios		4.198,5		4.749,5	
Otras		155.507,8		211.352,2	
Menos: Provisión		(11.454,1)		(10.998,4)	
..S REALIZABLES Y RECIBIDOS EN PAGO	(nota 9)		154.461,0		152.181,1
..es Realizables		148.862,3		146.584,1	
..es Recibidos en Pago		26.738,7		27.865,3	
..ienes Restituidos de Contratos de Leasing		4.425,3		2.898,5	
Bienes no Utilizados en el Objeto Social		585,9		586,9	
Menos: Provisión		(26.151,2)		(25.752,7)	
PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING	(nota 10)		258.019,1		296.387,7
Terrenos, Edificios y Construcciones en Curso		180.904,1		233.401,8	
Equipo, Muebles y Enseres de Oficina		28.586,1		39.061,3	
Equipo de Computación		25.311,8		31.745,6	
Otras		320.614,5		509.742,3	
Menos: Depreciacion y Amortizacion Acumulada		(291.263,3)		(509.626,8)	
Más: Depreciación y Amortización Diferida		-		8.664,9	
Menos: Provisión		(6.234,1)		(13.601,4)	
EXCESO DEL COSTO DE INVERSIÓN SOBRE EL VALOR EN LIBROS	(nota 11)		4.555,3		5.436,3
OTROS ACTIVOS	(nota 12)		658.117,8		637.417,9
Aportes Permanentes		9.435,1		5.569,8	
Gastos Anticipados y Cargos Diferidos	(nota 12)	376.565,6		369.218,5	
Bienes por Colocar en Contratos de Leasing		26.913,4		12.691,6	
Otros	(nota 12)	268.746,2		272.270,9	
Menos: Provisión		(23.542,5)		(22.332,9)	
VALORIZACIONES	(nota 13)		440.573,2		607.024,9
Aportes Permanentes		-		55,6	
Inversiones disponibles para la Venta en Títulos Participativos de Baja o Mínima o sin Cotización en Bolsa		137.738,6		133.668,5	
Propiedad y Equipos		289.124,2		459.743,1	
Otras		13.710,4		13.557,7	
DESVALORIZACIONES	(nota 13)		(11.396,7)		(15.607,8)
TOTAL ACTIVO		$	4.819.652,0	$	5.201.308,8
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	(nota 25)		422.214,6		266.981,7
CUENTAS CONTINGENTES DEUDORAS	(nota 25)		1.537.466,7		1.162.578,7
CUENTAS DE ORDEN DEUDORAS	(nota 26)		7.459.211,1		10.456.682,8
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	(nota 27)		3.934.611,3		6.800.513,6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	14.489.165,8	$	18.885.756,7

PASIVO Y PATRIMONIO	Nota	31/12/2008 DD/MM/AAAA		30/06/2008 DD/MM/AAAA	
DEPOSITOS Y EXIGIBILIDADES		$	1.294.013,4	$	1.288.406,6
Certificados de Depósito a Término	(nota 14)	1.043.241,1		1.043.957,6	
Depósito de Ahorro		203.256,8		236.931,1	
Otros	(nota 14)	47.513,5		7.517,9	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA	(nota 15)		350.608,5		445.431,3
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS	(nota 16)		318.852,8		360.922,3
Otras Entidades del País		300.678,6		333.512,7	
Entidades del Exterior		18.174,2		27.409,6	
CUENTAS POR PAGAR			219.720,8		298.967,6
Intereses	(nota 17)	26.778,7		36.179,0	
Comisiones y Honorarios		716,6		1.827,0	
Dividendos y Excedentes		44.102,9		35.834,8	
Otras	(nota 17)	148.121,5		225.126,8	
TITULOS DE INVERSIÓN EN CIRCULACION	(nota 18)		185.506,8		224.634,8
OTROS PASIVOS			151.884,3		158.198,1
Obligaciones Laborales Consolidadas	(nota 19)	17.336,4		16.675,4	
Ingresos Anticipados y Abonos Diferidos	(nota 19)	44.649,1		50.415,1	
Pensiones de Jubilación		18.873,0		18.973,6	
Otros	(nota 19)	71.025,8		72.134,0	
PASIVOS ESTIMADOS Y PROVISIONES	(nota 20)		23.991,0		37.474,6
Obligaciones Laborales		1.949,9		5.708,3	
Impuestos		13.943,2		18.338,3	
Otros		8.097,9		13.428,0	
DEFECTO DEL COSTO DE LA INVERSION SOBRE EL VALOR EN LIBROS	(nota 21)		14.006,6		11.433,7
TOTAL PASIVO EXTERNO			2.558.583,0		2.825.468,8
INTERES MINORITARIO			268.586,8		331.723,6
TOTAL PASIVO			2.827.169,8		3.157.182,4
PATRIMONIO			1.992.482,2		2.044.126,4
CAPITAL SOCIAL	(nota 22)		1.701,6		1.683,4
RESERVAS			1.249.190,1		1.267.206,0
Reserva Legal	(nota 23)	86.946,6		81.113,7	
Reservas Estatutarias y Ocasionales	(nota 23)	535.102,0		572.826,8	
Prima en Colocacion de Aportes		627.141,5		613.265,5	
SUPERAVIT			473.014,1		542.263,6
Ganancia No Realizada en Inversiones Disponibles para la Venta	(nota 24)	202.888,8		234.985,9	
Valorizaciones		280.371,5		321.730,7	
Desvalorizaciones		(10.246,2)		(14.453,0)	
RESULTADO DE EJERCICIOS ANTERIORES			168.079,9		119.606,8
UTILIDAD DEL EJERCICIO			99.496,5		113.367,6
TOTAL PASIVO Y PATRIMONIO		$	4.819.652,0	$	5.201.308,8
CUENTAS CONTINGENTES ACREEDORAS	(nota 25)		422.214,6		266.981,7
Avales y Garantías		107.005,1		79.118,6	
Otras Contingencias		315.209,5		187.863,1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(nota 25)		1.537.466,7		1.162.578,7
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(nota 26)		7.459.211,1		10.456.682,8
CUENTAS DE ORDEN ACREEDORAS	(nota 27)		3.934.611,3		6.800.513,5
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	13.352.903,7	$	18.885.756,7

Las notas adjuntas son parte integral de los estados financieros consolidados.



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

...scritos Representante Legal y Contador certificamos que hemos verificado ...e las afirmaciones contenidas en estos estados financieros.

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Estados Consolidados de Resultados
Por los semestres terminados el 31 de diciembre y 30 de junio de 2008
(Expresado en millones de pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-07/2008 DD/MM/AAAA	AL 31-12/2008 DD/MM/AAAA	DEL 01-01/2008 DD/MM/AAAA	AL 30-06/2008 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS		$	**1.000.426,7**	$	**844.579,4**
Intereses y Descuento Amort Cartera de Crédito y otros i	$	18.902,6		15.992,0	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda		22.215,6		9.545,8	
Utilidad en Valoracion Inversiones Neg Títulos Participativos		714,7		6.030,9	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		2.620,8		3.993,7	
Utilidad en Valoracion Inversiones Disponibles para la venta T/t Deuda		34.705,2		38.011,3	
Ganancia Realizada en Inv. Disponibles Para la Venta		1.096,5		29,9	
Comisiones y Honorarios		14.897,2		17.353,3	
Utilidad en Valoración de Operaciones de Contado		3.936,3		4.264,8	
Utilidad en Valoración de Derivados		551.611,6		610.229,9	
Cambios		313.796,6		134.434,6	
Utilidad en Venta de Inversiones		35.929,6		4.693,2	
GASTOS OPERACIONALES DIRECTOS			**973.054,2**		**861.584,0**
Intereses, Prima Amortizada , Amortizacion de Descuento y Costos de Ventas		119.317,5		114.220,9	
Pérdida Realizada en Inv. Disponibles para la Vta.		375,3		-	
Comisiones		7.325,3		12.838,8	
Pérdida en Valoración de Derivados		547.685,9		579.151,8	
Cambios		288.619,3		147.321,6	
Pérdida en Venta de Inversiones		4.793,4		2.999,8	
Perdida en la Valoración de Operaciones de Contado		4.937,5		5.051,1	
RESULTADO OPERACIONAL DIRECTO			**27.372,5**		**(17.004,6)**
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			**148.089,8**		**181.322,5**
INGRESOS OPERACIONALES			**476.136,3**		**541.733,4**
Dividendos y Participaciones		30.354,9		52.347,4	
Otros	(nota 29)	445.781,4		489.386,0	
GASTOS OPERACIONALES			**328.046,5**		**360.410,9**
Gastos de Personal		62.594,5		69.982,6	
Otros	(nota 30)	265.452,0		290.428,3	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			**175.462,3**		**164.317,9**
PROVISIONES			**18.987,7**		**14.009,4**
Inversiones		1.011,7		1.891,8	
Cartera de Créditos	(nota 6)	8.221,8		9.494,0	
Cuentas por Cobrar	(nota 8)	5.406,8		2.108,0	
Propiedades y Equipos		2,2		-	
Otras	(nota 31)	4.345,2		515,6	
DEPRECIACIONES - BIENES DE USO PROPIO			**4.462,9**		**4.776,0**
AMORTIZACIONES			**11.835,9**		**10.407,5**
RESULTADO OPERACIONAL NETO			**140.175,8**		**135.125,0**
INGRESOS NO OPERACIONALES			**31.785,2**		**63.607,1**
Ingresos no Operacionales	(nota 32)	29.593,4		61.840,8	
Interese Minoritario		407,5		52,2	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros		1.784,3		1.714,1	
GASTOS NO OPERACIONALES			**37.583,3**		**44.029,8**
Gastos no Operacionales		17.384,9		17.259,7	
Interés Minoritario		19.051,6		25.677,0	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros		1.146,8		1.093,1	
RESULTADO NETO NO OPERACIONAL			**(5.798,1)**		**19.577,3**
UTILIDAD ANTES DE IMPUESTO A LA RENTA			**134.377,7**		**154.702,3**
IMPUESTO A LA RENTA Y COMPLEMENTARIOS			**34.881,2**		**41.334,7**
UTILIDAD DEL EJERCICIO		$	**99.496,5**	$	**113.367,6**

Las notas adjuntas son parte integral de los estados financieros consolidados



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA C. CASTRO ORTÍZ
CONTADOR(*)
T. P. No. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

FILE No. 823437

6. DICTAMEN DEL REVISOR FISCAL

El doctor Ricardo Rubio Rueda, socio de la firma Deloitte & Touche Ltda. que ejerce la Revisoría Fiscal en la Corporación, procedió a dar lectura a los informes sobre los estados financieros de la Corporación y los estados financieros consolidados de la misma, en los siguientes términos:

"INFORME DEL REVISOR FISCAL
A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre 30 de junio de 2008 y 31 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la Corporación Financiera Colombiana S.A. al 31 de diciembre y 30 de junio de 2008, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre y 30 de junio de 2008, informo que la Compañía ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado – SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Compañía ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

(Firmado)
NELSON GERMAN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional N° 24750-T
Designado por Deloitte & Touche Ltda.

30 de enero de 2009."

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A. y subordinadas al 31 de diciembre y 30 de junio de 2008, y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

En la Nota 1 a los estados financieros se indican las subordinadas que consolidaron con la Corporación al 31 de diciembre y 30 de junio de 2008, así como los efectos de la consolidación. Los estados financieros de algunas subordinadas fueron revisados o auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifras relativas a tales subordinadas incluidas en los estados financieros consolidados al 31 de diciembre y 30 de junio de 2008, está basada únicamente en los informes de dichos revisores fiscales y auditores externos.

FILE No. 823437

La administración es responsable por la preparación y correcta presentación de estos estados financieros consolidados de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Entre mis funciones se encuentra la de expresar una opinión sobre estos financieros consolidados con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros consolidados están libres de errores significativos. Una auditoría de estados financieros consolidados incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estos financieros consolidados. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros consolidados. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros consolidados, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, presentan razonablemente la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A. y subordinadas al 31 de diciembre y 30 de junio de 2008, los resultados consolidados de sus operaciones, los cambios consolidados en su patrimonio y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables impartidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

(Firmado)
NELSON GERMAN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional No. 24750-T
Designado por Deloitte & Touche Ltda.

25 de febrero de 2009."

7. APROBACION DE LOS INFORMES DE LA ADMINISTRACION Y DE LOS ESTADOS FINANCIEROS

El Presidente de la Asamblea solicitó a la Secretaria informar sobre la autorización de la Superintendencia Financiera de Colombia para someter los estados financieros a consideración de la Asamblea General de Accionistas.

La Secretaria informó que el ente de control impartió su aprobación mediante oficio No.2009004946-024 del 3 de marzo de 2009, que textualmente dice:

"DOCTOR
JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL
CORPORACION FINANCIERA COLOMBIANA S.A.
Carrera 13 No. 26 – 45 Pisos 3, 7 y 8
BOGOTA D.C. (COLOMBIA)

Número de radicación: 2009004946-024
Tramite: 16-AA ESTADOS FINANCIEROS FIN DE EJERCICIO ASAMBLEAS
Actividad: 39 RESPUESTA FINAL
Anexos: NO

Estimado Doctor Melo:

De manera atenta me permito manifestarle que una vez practicada la revisión de los estados financieros de la Corporación Financiera Colombiana "Corficolombiana" S.A., correspondiente al periodo comprendido entre el 1 de julio y el 31 de diciembre de 2008, sus notas, el dictamen emitido por el Revisor Fiscal y demás documentación relacionada con la Asamblea General de Accionistas a celebrarse el día 3 de marzo de 2009, esta Superintendencia imparte autorización para su presentación al mencionado órgano colegiado.

Finalmente se recuerda que para los efectos de la publicación de los estados financieros deberá observarse lo determinado por el numeral 2.4 del Capítulo IX de la Circular Externa 100 de 1995, Básica Contable.

Cordialmente,

RODOLFO AQUILINO CIFUENTES BUSTOS (Fdo.)
DIRECCION DE SUPERVISION INSTITUCIONAL PARA INTERMEDIARIOS FINANCIEROS DOS"

A continuación, el Presidente de la Asamblea preguntó a los señores accionistas si aprobaban los estados financieros, el Informe de Gestión y demás informes de los administradores y del Revisor Fiscal sometidos a su consideración, a lo cual los accionistas presentes respondieron afirmativamente en forma unánime.

FILE No. 823437

8. PROYECTO DE DISTRIBUCION DE UTILIDADES

El Presidente de la Asamblea sometió a consideración el proyecto de distribución de utilidades y reservas propuesto por la administración, el cual indicó que se encuentra acorde con los estados financieros aprobados y las disposiciones legales y estatutarias sobre la materia. La Secretaria dio lectura en su integridad al citado proyecto, cuyos términos se transcriben a continuación:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2008

Utilidad antes de impuestos			$	130.598.985.631,65
Menos: provisión de impuestos			$	3.132.912.000,00
Utilidad del ejercicio después de impuestos:			$	127.466.073.631,65
Liberar reserva futuros repartos (Gravable) :			$	133.449.311.316,54
Utilidad a disposición de la Asamblea :			$	260.915.384.948,19
Reserva sobre valoración de inversiones Dec 2336 /95	$	156.834.559,00		
Reserva para futuros repartos	$	150.759.032.862,35		
Dividendo en efectivo de $528 por acción sobre las 159.420.858 acciones ordinarias y las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de abril de 2009.		$89.845.531.776,00		
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2008. El pago de las acciones se hará el día 1° de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.097,32 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.087,32 en la cuenta de reserva legal por prima en colocación de acciones.	$	20.153.985.750,84		
SUMAS IGUALES	**$**	**260.915.384.948,19**	**$**	**260.915.384.948,19**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberán aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo mediante comunicación escrita que deberá ser entregada en la carrera 13 No. 26-45 piso 8 de la ciudad de Bogotá, oficinas de la Secretaría General de la entidad, a más tardar el 16 de marzo de 2009, hasta las 5:00 p.m, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

***Los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE)* con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2008.**

Los accionistas que tengan la condición de entidades vigiladas por la Superintendencia Financiera podrán aceptar el pago en acciones, en el entendido que el recibo de las acciones que puedan llegar a incrementar su participación actual en el capital suscrito y pagado de la Corporación estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista, cuando de acuerdo con las disposiciones legales vigentes dicha *autorización se requiera.*

Una vez analizado el proyecto de distribución de utilidades y reservas, la Asamblea General de Accionistas, por unanimidad, decidió aprobarlo en su integridad en los términos propuestos.

9. REFORMA DEL ARTICULO 6º. DE LOS ESTATUTOS SOCIALES – AUMENTO DEL CAPITAL AUTORIZADO

Con el propósito de poder emitir las acciones producto del pago de dividendos en acciones aprobado por la Asamblea en esta misma sesión, la Administración propuso el incremento del capital autorizado en $100 millones.

La Asamblea General de Accionistas, luego de evaluar el tema, resolvió, por unanimidad, aprobar la modificación del artículo 6º. de los estatutos sociales de la Corporación Financiera Colombiana S.A., artículo que en adelante quedará del siguiente tenor:

"**ARTICULO 6º. CAPITAL.** El capital autorizado de la Corporación Financiera Colombiana S.A., es de mil ochocientos quince millones de pesos ($1.815.000.000.00), moneda legal colombiana, dividido en ciento ochenta y un millones quinientas mil (181.500.000) acciones de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. PARAGRAFO 1.- El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto. PARAGRAFO 2.- Las acciones pueden circular de manera física o desmaterializada según disponga la Asamblea General de Accionistas, una vez desmaterializadas por autorización de la Asamblea de Accionistas, los accionistas renuncian a solicitar la materialización de las mismas. PARAGRAFO 3.- La modificación del capital autorizado podrá llevarse a cabo mediante una reforma estatutaria aprobada por la Asamblea de Accionistas, en cuya convocatoria se haya previsto expresamente este punto dentro del orden del día, so pena de ineficacia. En tal caso, el Presidente elaborará un informe acerca de las razones que sustentan la propuesta, que estará a disposición de todos los accionistas durante el término de la convocatoria."

De igual manera, los accionistas presentes, por unanimidad, autorizaron al representante legal para elevar a escritura pública la reforma estatutaria y adelantar todas las gestiones que se requieran para su legalización.

10. INFORME DE LA JUNTA DIRECTIVA SOBRE LAS ACTIVIDADES DEL COMITÉ DE AUDITORIA

Se dio lectura al informe sobre las labores desarrolladas durante el ejercicio julio – diciembre de 2008 por el Comité de Auditoria, el cual dio por recibido la Asamblea General de Accionistas, por unanimidad. El texto del citado informe se transcribe a continuación:

"INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA

Bogotá D.C., 14 de enero de 2009.

Señores
Accionistas
Corporación Financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoría durante el segundo semestre del año 2008.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoría a las siguientes personas:

   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. Posteriormente la Junta Directiva en su sesión del 9 de abril de 2008, según acta No. 1618 designó al Dr. Santiago Madriñan de la Torre como miembro del Comité de Auditoría en reemplazo del Dr. Jorge Iván Villegas Montoya.

3. El Comité de Auditoría, como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reuniones el día 30 de julio y 19 de noviembre de 2008, en las que analizó, entre otros temas, los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

   a) Estados financieros con corte a junio y a octubre de 2008.
   b) La cartera con corte a junio y a octubre de 2008.
   c) El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.

      En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.
   d) Supervisión de las funciones y actividades de Contraloría en aspectos tales como:
      - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la corporación del sector financiero y sector real.
      - Seguimientos efectuados por auditoría con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
      - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.
   e) Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.
   f) Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.
   g) En el Comité del 30 de julio y 19 de noviembre de 2008, el Presidente de la Corporación Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoría con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado

fraudes que hayan afectado la calidad de la información financiera de la Corporación.

h) Se revisó la Circular Externa 054 de 2008 de la Superintendencia Financiera, en lo correspondiente al numeral 4.3. que establece que corresponderá a la Junta Directiva, a través del Comité de Auditoría, someter a consideración de la Asamblea General de Accionistas, u órgano equivalente, la hoja de vida de los posibles candidatos.

i) Presentación de las reuniones del Comité ALCO del período comprendido de noviembre de 2007 a octubre de 2008.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoría Interna independientes en relación con las actividades que audita. Su alcance satisface las necesidades de control interno de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoría Interna y Auditoría de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

Cordialmente,

JUNTA DIRECTIVA"

11. ELECCION DE JUNTA DIRECTIVA Y ASIGNACION DE HONORARIOS

El Presidente solicitó a la Secretaria informar las planchas registradas para conformar la Junta Directiva de la Corporación por el período 2009-2010, e instó a los presentes a presentar propuestas. Recordó que de conformidad con el artículo 44 de la Ley 964 de 2005, en la lista deben figurar los miembros independientes exigidos en dicha norma.

La Secretaria comunicó que únicamente se radicó una lista con el lleno de los requisitos establecidos en la Ley 964 de 2005 y el Decreto 3923 de 2006 e integrada por quienes actualmente ostentan el cargo de Directores, así:

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
GUILLERMO FERNANDEZ DE SOTO**	SANTIAGO MADRIÑAN DE LA TORRE**

JOSE LEIBOVICH GOLDENBERG** (1)	RODRIGO LLORENTE MARTINEZ**

*NO INDEPENDIENTE (1) *Según aclaración efectuada en acta adicional*
**INDEPENDIENTE

Igualmente, manifestó que por concepto de honorarios por la asistencia a cada una de las reuniones de la Junta Directiva o de los Comités de los cuales hagan parte, se propone reconocer a los Directores por concepto de honorarios una suma equivalente a ochocientos setenta mil pesos ($870.000.oo).

El Presidente sometió a consideración de la Asamblea el nombramiento de las personas antes relacionadas como Directores por el período 2009-2010 y la asignación de los honorarios en la cuantía propuesta, todo lo cual fue aprobado por unanimidad por los accionistas presentes.

12. ELECCION DEL REVISOR FISCAL Y FIJACION DE LOS HONORARIOS Y RECURSOS PARA SU GESTION

El Vicepresidente Ejecutivo de la Corporación informó a la Asamblea General de Accionistas que, de acuerdo con lo previsto en la Circular Externa 054 del 21 de octubre de 2008 expedida por la Superintendencia Financiera de Colombia, la Junta Directiva, a través del Comité de Auditoria, revisó las propuestas presentadas por las firmas KPMG Ltda., Pricewaterhouse Ltda. y Deloitte & Touche Ltda. para la prestación del servicio de Revisoría Fiscal, encontrando que las tres cumplen tanto los requisitos objetivos como las calidades subjetivas para desempeñar adecuadamente esa función y no se encuentran incursas en las incompatibilidades e inhabilidades previstas para ejercer el cargo, además que sus propuestas se ajustan a los requerimientos legales y necesidades de la Corporación, razón por la cual dicho Comité decidió someter a consideración de la Asamblea General de Accionistas los tres aspirantes.

A continuación, para brindar al máximo órgano social elementos de juicio suficientes para adoptar su decisión, se presentó una síntesis de las propuestas recibidas, las cuales hacen parte integral de esta acta.

Luego de conocer y evaluar las ofertas, la Asamblea General de Accionistas, por decisión unánime, decidió reelegir a la firma Deloitte & Touche Ltda. como Revisor Fiscal de la Corporación para el período marzo 2009 - marzo 2010, sociedad a la que se le reconocerá, por concepto de honorarios, una suma anual equivalente a $202.729.300.oo más IVA, pagadera en cuotas mensuales iguales y sucesivas desde la fecha de iniciación de los trabajos y hasta la fecha de entrega de los informes finales, marzo de 2010. La facturación se hará mes anticipado los primeros cinco días del mes y el pago de las facturas se hará a los 30 días calendario contados a partir de la fecha de recepción de la factura.

En los términos de la Circular 054 de 2008 de la Superintendencia Financiera de Colombia se presenta la siguiente discriminación:

El número de horas totales presupuestadas son 2.260, dentro de las cuales está previsto dedicar a la participación en reuniones de Junta Directiva y del Comité de Auditoría 18 horas.

El equipo de servicio estará conformado por un socio responsable del compromiso, un socio asesor, un socio en consultoría de riesgos, un socio de apoyo tributario, un gerente de apoyo en

sistemas, un gerente de apoyo tributario, un gerente asignado, un gerente de asesoramiento financiero, dos senior asignados y seniors y staff de Deloitte a nivel nacional. Los honorarios establecidos incluyen el valor del tiempo estimado a ser invertido por el equipo de trabajo designado en la labor contratada.

Los gastos en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, tales como facsímiles, transporte, portes de correo, fotocopias, emisión y duplicación de informes, asistencia secretarial y otros menores, serán asumidos por la Corporación en la medida que se causen, los cuales se estiman en $450.000,00 mensuales más IVA.

La Corporación deberá suministrar a los funcionarios de la Revisoría Fiscal el espacio adecuado, escritorios, línea telefónica y computadores con conexión a la red y demás elementos que se estimen necesarios para el desarrollo de las actividades.

Corficolombiana no asignará personal de su propia nómina ni vinculado a ella mediante cualquier modalidad contractual que pueda implicar subordinación a ésta o a su administración, para trabajar bajo la dirección de la Revisoría Fiscal.

13. NOMBRAMIENTO DEL DEFENSOR DEL CLIENTE Y APROBACIONES PARA SU GESTION

La Secretaria de la Asamblea informó que se recibió la propuesta de la Defensoría del Cliente Laguado Giraldo Ltda., en la cual manifiesta estar en posibilidad de continuar prestando los servicios relacionados con la Defensoría del Cliente, en las siguientes condiciones:

Actuará como defensor principal, Dario Laguado Monsalve y como defensor suplente, Rosa Lucía Giraldo.

La tarifa a aplicar se mantiene, o sea por concepto de honorarios se pagará una suma fija equivalente a $731.000.oo mensuales más IVA, que incluye la atención de las 3 primeras reclamaciones que se presenten cada mes calendario y una suma adicional de $146.000.oo más IVA por cada reclamo adicional sobre el cupo básico.

Los honorarios mencionados constituyen las apropiaciones previstas por la ley para el suministro de recursos humanos y técnicos destinados al desempeño de las funciones asignadas a la Defensoría para la prestación del servicio de defensoría del cliente, de acuerdo con la ley.

Los anteriores valores se modificarán al cabo del primer año en el mismo sentido y porcentaje en que varíe el IPC.

Evaluada la propuesta, la Asamblea General de Accionistas decidió aceptarla, por lo que reeligió por unanimidad a la firma Defensoría del Cliente Laguado Giraldo Ltda. como defensor del cliente de Corficolombiana S.A. para el período 2009-2011, en las condiciones antes enunciadas.

14. INFORME DONACIONES

El Presidente manifestó que la administración quiere presentar las donaciones aprobadas por la sociedad a diciembre de 2008, para que las mismas sean ratificadas por la Asamblea.

Tales donaciones fueron en total de 212 equipos y elementos de computación, totalmente depreciados, a la Fundación Corficolombiana o a Educar Computadores e implementos de cafetería, igualmente depreciados en su totalidad, a favor de la Fundación Banco Arquidiocesano de Alimentos.

La Asamblea General de Accionistas ratificó por unanimidad las donaciones mencionadas.

15. PROPOSICIONES Y VARIOS

La Secretaria de la Asamblea informó a la Presidencia que no se presentaron proposiciones o varios por parte de los asistentes.

Agotado el orden del día y no habiendo más asuntos que tratar, se levanta la sesión de la Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A. a las 4:20 p.m. del día 3 de marzo de 2009.

EL PRESIDENTE, LA SECRETARIA,

JOSE ELIAS MELO ACOSTA MARIA ESPERANZA MOJICA RODRIGUEZ

COMISIÓN APROBATORIA DEL ACTA,

MARIO ALBERTO GONZALEZ CASTRO WILSON HENRY ABRIL NIÑO

FILE No. 82343/

ACTA ACLARATORIA DEL ACTA No. 069 DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE CORFICOLOMBIANA S.A., CELEBRADA EL 3 DE MARZO DE 2009

Conforme a lo dispuesto en el Decreto 2649 de 1993, artículo 131, se procede mediante la presente acta aclaratoria a corregir el error de transcripción en que se incurrió en el punto 11. del Acta 069 del 3 de marzo de 2009, "Elección de Junta Directiva y Asignación de Honorarios", al momento de señalar el nombre de la persona reelegida en el séptimo renglón de los miembros principales de la Junta Directiva, ya que lo correcto es JOSE LEIBOVICH GOLDENBERG, según consta en la plancha radicada y presentada a consideración de los accionistas y en los documentos anexos a la misma con los cuales se dio cumplimiento a lo establecido en la Ley 964 de 2005 y el Decreto 3923 de 2006.

En consecuencia, para todos los fines a que haya lugar, se hace constar que el doctor JOSE LEIBOVICH GOLDENBERG es la persona que la Asamblea General Ordinaria de Accionistas de Corficolombiana S.A. nombró como miembro principal de la Junta Directiva para el período 2009-2010, en el séptimo renglón.

En señal de aprobación, se firma por quienes actuaron como Presidente y Secretaria de la Asamblea y como integrantes de la comisión designada por la misma para aprobar el acta de la reunión.

EL PRESIDENTE,

JOSE ELIAS MELO ACOSTA
(Fdo).

LA SECRETARIA,

MARIA ESPERANZA MOJICA RODRIGUEZ
(Fdo).

COMISIÓN APROBATORIA DEL ACTA,

MARIO ALBERTO GONZALEZ CASTRO
(Fdo).

WILSON HENRY ABRIL NIÑO
(Fdo).

RIDER 2

Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 24 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

CERTIFICACION

En la ciudad de Bogotá, D.C., a los tres (03) días del mes de marzo del año dos mil nueve (2009), siendo las 12:30 p.m., el Presidente y Secretario de la CORPORACION FINANCIERA COLOMBIANA S.A., certifican que no se dio inicio a la Asamblea General de Accionistas Preferenciales y sin Derecho a Voto de la sociedad, teniendo en cuenta que no hay quórum para deliberar de conformidad con el artículo 32 de los Estatutos Sociales.

EL PRESIDENTE	**EL SECRETARIO**
JOSE ELIAS MELO ACOSTA	**MARIA ESPERANZA MOJICA RODRIGUEZ**

FILE No. 823437

CERTIFICATION

In the city of Bogota D.C., on March 3, 2009, at 12:30 p.m. the President and Secretary of CORPORACION FINANCIERA COLOMBIANA S.A. certify that the General Assembly Meeting of Non-Voting Preferred Dividend ShareholDers did not take place, taking into account that the Quorum was insufficient according to article 32 of the Corporate by-laws.

THE PRESIDENT	THE SECRETARY
JOSE ELIAS MELO ACOSTA	**MARIA ESPERANZA MOJICA RODRIGUEZ**